FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group’s 2006 annual report, an English copy of which is furnished with this Form 6-K, is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via Delhaize Group’s website.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 7, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

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GROUP STRENGTH
LOCAL EXPERTISE

ANNUAL REPORT 2006

DELHAIZE GROUP

PROFILE

Delhaize Group is a Belgian international food retailer with activities in eight countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock exchange (ticker symbol: DEG).

At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores. In 2006, Delhaize Group posted EUR 19.2 billion in net sales and other revenues and net profit of EUR 351.9 million. Delhaize Group employs approximately 142,500 people.

Delhaize Group has leading positions in food retailing in key markets. These positions are built through strong regional companies going to market in a variety of food store formats. the operating companies benefit from the Group’s expertise and successful practices. The Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

CONTENT

*	These chapters contain the information required by the Belgian company code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

FINANCIAL HIGHLIGHTS

	(EUR in millions except per share amounts)			Change vs Prior Year
	2006	2005	2004	2006		2005
RESULTS
Net sales and other revenues	19,225.2	18,345.3	17,596.8	4.8%		4.3%
Operating profit	946.3	899.9	862.2	5.2%		4.4%
Net profit from continuing operations	425.6	379.6	357.3	12.1%		6.2%
Net profit (Group share)	351.9	365.2	295.7	-3.6%		23.5%
Free cash flow (1)	215.1	148.9	373.0	44.5%		-60.1%

FINANCIAL POSITION
Total assets	9,295.4	10,253.9	8,702.5	-9.3%		17.8%
Total equity	3,561.4	3,596.1	2,874.6	-1.0%		25.1%
Net debt (1)	2,634.6	2,943.0	2,608.3	-10.5%		12.8%
Enterprise value (1) (3)	8,725.8	8,170.7	7,849.1	6.8%		4.1%

PER SHARE INFORMATION (IN EUR)
Group share in net profit (basic) (2)	3.71	3.89	3.19	-4.6%		21.8%
Group share in net profit (diluted) (2)	3.55	3.71	3.09	-4.4%		20.0%
Free cash flow (1)(2)	2.27	1.59	4.03	42.8%		-60.5%
Net dividend	0.99	0.90	0.84	10.0%		7.1%
Shareholders’ equity (3)	36.55	37.65	30.34	-2.9%		24.1%
Share price (year-end)	63.15	55.20	55.95	14.4%		-1.3%

RATIOS (%)
Operating margin	4.9%	4.9%	4.9%	1	bps	3	bps
Net margin	1.8%	2.0%	1.7%	-16	bps	31	bps
Net debt to equity (1)	74.0%	81.8%	90.7%	-7.8	ppt	-8.9	ppt

CURRENCY INFORMATION
Average EUR/USD rate (4)	0.7964	0.8038	0.8039	-0.9%		—
EUR/USD rate at year-end (4)	0.7593	0.8477	0.7342	-10.4%		15.5%

OTHER INFORMATION
Number of sales outlets	2,705	2,636	2,565	2.6%		2.8%
Capital expenditures	699.9	636.1	494.1	10.0%		28.7%
Number of associates (thousands)	142.5	137.1	138.0	3.9%		-0.6%
Full-time equivalents (thousands)	106.6	102.1	101.5	4.4%		0.8%
Weighted average number of shares (thousands)	94,939	93,934	92,663	1.1%		1.7%

(1)	These are non-GAAP financial measures. For more information, see box on page 38.
(2)	Calculated using the weighted average number of shares outstanding during the year.
(3)	Calculated using the total number of shares at the end of the year.
(4)	Euro value of USD 1.

DELHAIZE GROUP / ANNUAL REPORT 2006  1

LETTER OF THE CHAIRMAN & THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

In 2006, Delhaize Group delivered on its strategy to increase sales momentum while maintaining industry-leading margins. All of our key operating companies had positive sales momentum, resulting in the fourth consecutive year of accelerating sales growth for the Group. At identical exchange rates, sales growth was 5.5%, a growth rate at the top end of our expectations.

Our strong sales performance in 2006 was driven primarily by successful commercial initiatives in existing stores, resulting in comparable store sales growth of 2.7% in the U.S. and 2.8% in Belgium. Alfa-Beta posted excellent sales growth as well, for the first time crossing the EUR 1 billion mark. All our operating companies further strengthened their customer differentiation through innovations in assortment, convenience and service. Food Lion, our largest business, implemented the first initiatives based on its customer segmentation work. Hannaford successfully launched an innovative in-store nutrition navigation system called Guiding Stars. Delhaize Belgium significantly invested in its price position and price image, resulting in strong market share growth.

Our operating companies also continued the expansion of our network to 2,705 stores by year-end and their renewal and conversion work with more than 170 stores remodeled throughout the Group. Hannaford opened 14 stores, its highest number ever in a year. Food Lion converted some of its stores in the Washington, DC market to Bloom and Bottom Dollar through its first multi-brand market renewal. In Florida, 43 Kash n’ Karry stores in the key Tampa-St. Petersburg market were converted into Sweetbay supermarkets. In Belgium, we saw the first two conversions of Cash Fresh stores to Delhaize banners.

As planned, we managed to keep our operating margin stable at a strong 4.9% through cost discipline and gross margin support from lower inventory losses and a better sales mix. This allowed us to offset the ongoing investments in price competitiveness that we made at all our operating companies. Our operating profit increased by 5.2% at actual and by 5.9% at identical exchange rates.

This operating performance was supported by our continued focus on talent development. In 2006, we launched two high-level programs, the Leadership College and the Skill of the Year program.

Our higher operating profit and lower finance costs, due to the redemption of some of our outstanding debt, resulted in a 12.1% increase in our net profit from continuing operations. An impairment charge resulting from the decision to sell our underperforming Czech business resulted in a -3.6% decrease of our net profit (Group share) to EUR 351.9 million. Basic net earnings per share amounted to EUR 3.71.

Based on our underlying performance, our future plans and our belief in the Company’s future success, the Board of Directors will propose to the Ordinary General Meeting in May 2007 to increase the dividend by 10.0% to EUR 1.32 (or EUR 0.99 net of 25% Belgian withholding tax).

2007 Strategy

In 2007, we will continue our strategy of creating value by pursuing strong sales growth while maintaining an excellent operating margin. In order to generate strong top-line growth, we will continue to focus on our existing sales-building pillars: concept differentiation, price competitiveness, store and market renewals and network expansion.

The further differentiation and fine-tuning of our commercial concepts in their respective local markets will remain a key driver

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Triple Anniversary in 2007

In 2007, Delhaize Group celebrates a triple anniversary:

■ 140 years Delhaize Group, founded in 1867

■ 50 years Food Lion in the U.S., founded in 1957

■ 50 years supermarkets in Belgium, the first one being opened in Brussels by Delhaize in 1957

To learn more about Delhaize Group’s history and these anniversaries, please visit our renewed corporate website, www.delhaizegroup.com of success. Food Lion will build on its customer segmentation effort. Development of the assortment in general, and private label, convenience and health products in particular, will continue at full pace, both in our operating companies individually and at the regional and Group level.

In 2007, safeguarding and reinforcing our competitive price position will remain a key priority in each of our markets. In early 2007, Delhaize Belgium took an important step forward by having its price comparison method certified by an independent consumer organization, thereby confirming the competitive price position of our Belgian activities.

Based on the success and experience of the remodeling activities over the past few years, our operating companies will continue their store and market renewal initiatives in 2007. Food Lion plans to renew stores in two key markets: Norfolk, Virginia, and Myrtle Beach, South Carolina. All remaining Kash n’ Karry stores are expected to be converted to Sweetbay before the end of 2007, finalizing the major conversion project started in 2004. Delhaize Belgium will convert 26 Cash Fresh stores to Delhaize banners. In total, our operating companies plan to remodel approximately 235 stores in 2007.

Top-line growth in existing stores, however, is only one part of the story. We will combine this with an aggressive expansion program. In 2007, we plan to accelerate the number of store openings, investing EUR 825 million in capital expenditures in 2007, of which USD 755 million will be allocated to our U.S. business. We will also continue to scan the market for interesting fill-in acquisitions, as we have done in recent years.

Best-in-class execution supports sales growth and profitability. Delhaize Belgium will increasingly benefit from the inventory and margin management system ACIS, which has proven its value at Hannaford and Food Lion and was implemented in Belgium in 2006. Disciplined cost management remains another key focus. Food Lion efforts in energy reduction, for example, have allowed us to save USD 191 million since 2001 and have supported Food Lion’s efforts to maintain and reinforce its aggressive pricing. We will also leverage the expertise of our Group and our different operating companies in as many areas as possible: sales, procurement, systems and people development. Ongoing cost savings and synergies will be key drivers in financing further price reductions, sales initiatives and innovation.

In addition to excellent operating and financial results, our Group is committed to operate as a good corporate citizen. We want to offer our associates an attractive working environment, with opportunities for learning and career development as well as recognition for their accomplishments. We will reinforce our efforts to limit the ecological footprint of our activities and to support the communities in which we operate. A typical example is our decision to start using green energy in all our Belgian company-operated stores, distribution centers and headquarters from early 2007 on. Good governance and transparency towards all our stakeholders will remain the foundation of our business in 2007.

We thank everyone who has contributed to making Delhaize Group a stronger company, and look forward to continued collaboration and success in 2007 and beyond.

Pierre-Olivier Beckers,	Georges Jacobs,
President and Chief Executive Officer	Chairman of the Board of Directors

DELHAIZE GROUP / ANNUAL REPORT 2006  3

AN INTERNATIONAL GROUP OF LOCAL FOOD RETAILERS

AT THE END OF 2006, DELHAIZE GROUP OPERATED COMPANIES IN EIGHT COUNTRIES ON THREE CONTINENTS: THE UNITED STATES, EUROPE AND ASIA. FOR REPORTING PURPOSES, THESE COMPANIES ARE GROUPED INTO FOUR SEGMENTS: THE UNITED STATES, BELGIUM, GREECE AND EMERGING MARKETS.

UNITED STATES

The U.S. is the largest market for Delhaize Group. At the end of 2006, Delhaize Group operated 1,549 stores under different banners in the U.S. With 2006 net sales and other revenues of USD 17.3 billion (EUR 13.8 billion), Delhaize U.S. accounted for 71.6% of total net sales and other revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.

BELGIUM

Belgium is Delhaize Group’s home market. At the end of 2006, Delhaize Group operated a multi-format network of 843 stores in Belgium, the Grand-Duchy of Luxembourg and Germany. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service. In 2006, Delhaize Belgium’s net sales and other revenues of EUR 4.3 billion accounted for 22.3% of the Group total.

GREECE

In Greece, Delhaize Group owns 61.3% of Alfa-Beta, the country’s second largest food retailer. Alfa-Beta operates a network of 148 food stores under different banners, realizing EUR 1.0 billion in net sales and other revenues (5.4% of the Group total).

EMERGING MARKETS

Delhaize Group’s Emerging Markets include operations in Romania and Indonesia. In its 68 stores in these countries, Delhaize Group generated in 2006 net sales and other revenues of EUR 136.9 million (0.7% of the Group total).

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OUR STRATEGY

DELHAIZE GROUP'S STRATEGY IS BUILT AROUND THREE KEY OBJECTIVES: TO GENERATE STRONG AND PROFITABLE SALES GROWTH, TO PURSUE BEST-IN-CLASS EXECUTION, AND TO OPERATE AS A CORPORATE CITIZEN, TAKING RESPONSIBILITY TOWARDS ALL OUR STAKEHOLDERS.

GENERATE PROFITABLE SALES GROWTH THROUGH

- → CONCEPT DIFFERENTIATION
- → COMPETITIVE PRICES
- → NETWORK RENEWAL AND EXPANSION

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DELHAIZE GROUP / ANNUAL REPORT 2006  7

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DELHAIZE GROUP / ANNUAL REPORT 2006  9

CONCEPT

DIFFERENTIATION

DELHAIZE GROUP AIMS TO BE ITS CUSTOMERS’ PREFERRED FOOD RETAILER BY OFFERING THEM A LOCALLY ADAPTED FOOD ASSORTMENT AND STRONG SERVICE IN AN ATTRACTIVE STORE ENVIRONMENT.

Innovative Food Assortment

Food is at the heart of what every operating company of Delhaize Group offers its customers. In spite of local differences in assortments, each operating company shares the same commitment to offer a wide range of food products, from basic ingredients to refined prepared meals and exotic products.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. In 2006, Hannaford, Food Lion and Sweetbay continued the rollout of the organic and natural food department, Nature’s Place, in their stores. In Florida, Delhaize Group is in the process of replacing all Kash n’ Karry stores with the Sweetbay Supermarket concept strongly focusing on fresh products and specialty foods.

With customers increasingly time-starved, prepared meals and meal components form a rapidly growing category. In 2006, Alfa-Beta doubled the number of stores equipped with self traiteur, the in-store preparation deli inspired by its sister banner, Delhaize Belgium. Delhaize Belgium reinforced its market leadership in home meal replacement, with more than 400,000 meals sold per week. Super Indo offers its customers in-store fish preparation and grilling.

Private label is an important driver of product innovation and customer loyalty. Food Lion introduced the new Bloom private label in its Bloom stores. Hannaford expanded its successful Hannaford Inspirations line of unique high-quality products with the launch of Fast & Fresh Cuisine and Fresh Entrees and Sides, prepared side dishes and family-sized meals. Alfa-Beta added new products to its AB Choice, Alfa-Beta Close to Greek Nature and CARE private label lines.

Convenient Store Environment

Delhaize Group strives to make shopping as pleasant and convenient as possible. Our operating companies continuously innovate to speed up navigation through the stores and checkouts. They invest in creating in-store excitement: attractive décor, tasting counters, information kiosks. In 2006, Delhaize Belgium opened a new prototype store, introducing new checkout and payment systems. Food Lion continued to fine-tune its Bloom and Bottom Dollar concepts, to further improve customers’ shopping experience. Although a deep discount store, Bottom Dollar welcomes customers in a light-hearted, colorful environment.

In early 2007, Delhaize Belgium took innovation one step further by partnering with the innovation platform Living Tomorrow, where it opened a Store of the Future, allowing it to gain insight in how customers will shop in the future.

Health & Safety

Offering customers safe products is an absolute commitment of Delhaize Group and its operating companies. In 2006, we continued to reinforce quality and safety guarantees. To raise awareness about food safety, Delhaize Group distributed a common food safety brochure to all associates worldwide. The operating companies cooperated on the development of definitions of Group-wide key food safety performance indicators, food safety training and avian flu preparedness programs.

Delhaize Group wants to go further, and offer customers solutions and information for a healthy lifestyle. In 2006, Hannaford launched Guiding Stars, an in-store nutrition navigation program (see “In Focus” on p. 13). Delhaize Belgium continued the rollout of a store section with products for people with specific dietary needs and for athletes. Hannaford and Sweetbay increased the number of in-store pharmacies.

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COMPETITIVE

PRICING

PRICE REALITY AND PRICE PERCEPTION ARE CRUCIAL FOR A STRONG SALES DYNAMIC. DELHAIZE GROUP’S OPERATING COMPANIES GO TO MARKET WITH A CLEAR AND COMPETITIVE PRICE POSITIONING.

Price Positioning

In 2006, Food Lion maintained its competitive price positioning by continued reinvestments in pricing, promotion and marketing. Hannaford focused on aggressive price and marketing investments to reinforce its Everyday Low Price position throughout the chain, particularly in the Massachusetts market where it acquired Victory Super Markets in 2004. These efforts were recognized in the Summer of 2006 when Checkbook, an independent consumer organization, found that shoppers could spend 10% less when shopping at Hannaford rather than its major competitors in the Massachusetts market. In Florida, Sweetbay rolled out its “Savings on the Spot” program, a marketing program showing customers how much they save on a large number of items throughout the store.

To strengthen its price image, Delhaize Belgium focused on its price position, shifted its marketing approach to give a stronger price message and launched delhaizepromo.be, a website bringing together all promotional information, such as best market prices, volume promotions and loyalty card savings. Alfa-Beta lowered prices on 700 products, on top of the price reductions made to more than 4,000 products in 2004-2005.

In order to support decisions on the right competitive pricing level, Delhaize Group’s operating companies have developed detailed systems to compare prices with the competition. In early 2007, Delhaize Belgium had its price comparison methodology certified by an independent consumer organization (see “In Focus” on p.13).

Private Label

Setting the right price on national brand products is only one way to strengthen our price image. Another way is to reinforce the private label offering with lower prices than comparable national brand products.

In 2006, the operating companies of Delhaize Group continued to expand their private label lines. At the end of the year, Food Lion and Alfa-Beta carried more than 2,000 products under their private labels, Hannaford and Sweetbay each have more than 3,000, and Delhaize Belgium offers more than 6,000.

In 2006, Super Indo launched its own private label line.

In Europe, Delhaize Group’s operating companies offer “365,” a private label line of basic products at prices on the same level as the hard discounters in their markets while maintaining Delhaize Group’s quality standards. The “365” line was significantly extended. At the end of 2006, there were more than 400 such products in Belgium, approximately 260 in Greece and 130 in Romania.

DELHAIZE GROUP / ANNUAL REPORT 2006  11

NETWORK RENEWAL AND EXPANSION

IN ADDITION TO GROWING THE TOP-LINE THROUGH SALES-BUILDING INITIATIVES IN EXISTING STORES, DELHAIZE GROUP FOCUSES ON ACCELERATING ITS STORE REMODELING AND NETWORK EXPANSION PROGRAMS.

Renewals

In 2006, Food Lion continued its successful market renewal program, with the first multi-brand renewal in Washington, DC. Twenty-five Food Lion stores were relaunched; 14 Food Lion stores were converted into Bottom Dollar and 29 into Bloom, with 11 additional Bloom stores opened in early 2007. The use of three different brands allows Food Lion to better match a store to local demographics and social factors. For 2007, Food Lion has identified two new markets to be renewed, Norfolk, Virginia and Myrtle Beach, South Carolina.

In its Washington, DC market, Food Lion took for the first time a multi-brand approach when renewing a market.

In 2006, Alfa-Beta opened 13 new stores.

In Florida, Sweetbay continued its conversions from the Kash n’ Karry brand, with 43 stores converted in 2006. Customers reacted positively to the conversions, and converted stores show major sales uplifts. In 2007, the 31 remaining Kash n’ Karry stores will be converted to Sweetbay stores. Also in 2006, Delhaize Belgium converted the first Cash Fresh stores, acquired in 2005, to Delhaize banners. The majority of the remaining Cash Fresh stores will be converted in 2007. Hannaford and Alfa-Beta plan to remodel nine and seven stores respectively.

Openings

In 2006, Delhaize Group added 69 stores to its network. Hannaford opened 14 stores, its largest organic growth ever. For the first time in 15 years, Food Lion entered a new market, Greenville-Spartanburg, South-Carolina, opening five Bloom and three Food Lion stores. In Greece, Alfa-Beta accelerated its network expansion, adding 13 stores. Delhaize Belgium added 35 stores, including two company-operated supermarkets and 18 Tom & Co pet food stores. Delhaize Belgium also continued to test the German market, with the opening of the first Delhaize City store in Köln.

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IN FOCUS

NUTRITIOUS

SHOPPING MADE SIMPLE

In 2006, Hannaford launched Guiding Stars, the first-ever in-store nutrition navigation system in the U.S., making it easier for interested shoppers to choose more nutritious foods. Hannaford analyzed more than 32,000 products, including all brands and all product categories and awarded them stars based on their nutritional value. Foods receive positive points for nutrients such as vitamins, minerals, dietary fiber and whole grains, and get negative points for ingredients such as trans fat, saturated fats, cholesterol, added sugar and added salt. The formula used for this analysis was developed by an independent scientific advisory panel. The system features one, two or three stars, which are on food shelf tags throughout all Hannaford stores. Consumers responded very favorably to the system, particularly praising its ease of use.

PRICE EFFORTS IN BELGIUM

In 2006, Delhaize Belgium worked vigilantly to improve its price positioning and perception, and introduced a refined price comparison methodology. Following this new methodology, it lowered the prices on approximately 1,000 products at the beginning of the year. Pricing was adapted continuously on an item level, supported by price-focused advertising and marketing initiatives. In early 2007, Delhaize Belgium obtained the certification of its price comparison methodology by OIVO-CRIOC, an independent consumer organization. All these initiatives allowed the company to improve price perception, resulting in stronger sales and market share growth.

CUSTOMER

SEGMENTATION

AT FOOD LION

In stores with a high number of aged customers, people can find magnifying glasses in the pharmacy department to read the products’ instruction leaflets.

Different customers have different lifestyles and are in different life stages, demographic groupings, etc. and therefore have different needs for products and services. To account for these differences in a network of almost 1,300 stores, Food Lion started a thorough analysis of loyalty card, transaction and external sociographic data. Based on this, Food Lion identified eight mutually exclusive customer segments and 13 combination clusters. The store-specific profiles that resulted from this effort aides Food Lion not only when deciding on which brand to implement in which area, but also in decisions on assortment, service and marketing.

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TOOLS, SYSTEMS AND PROCESSES

IN A RETAIL COMPANY WITH MILLIONS OF CUSTOMERS, MORE THAN 2,600 STORES, DOZENS OF DISTRIBUTION CENTERS, MORE THAN 140,000 ASSOCIATES AND TENS OF THOUSANDS OF PRODUCTS, CONSISTENT AND EFFICIENT EXECUTION IS AN IMPORTANT DAY-TO-DAY CHALLENGE. DELHAIZE GROUP STRIVES TO ACHIEVE THIS BY PUTTING IN PLACE THE RIGHT TOOLS, SYSTEMS AND PROCESSES.

Data Visibility and Analysis

Understanding the margin and sales movement of products at retail is the heart of our business. At Delhaize Group, we track this activity with ACIS, the inventory and margin management system at item level which was developed by Hannaford. Food Lion adapted this tool to its own needs and rolled it out to its network of almost 1,300 stores. Sweetbay and Delhaize Belgium have also customized and implemented the system.

ACIS is a powerful sales-driven system providing item-level data on the inventory and gross margin of available products at the store and company level. Using data from ACIS, Food Lion and Delhaize Belgium are preparing the launch of dynamic planogram software, allowing them to seize store-specific opportunities in assortment. Hannaford is rolling out a computer-assisted ordering (CAO) system, which will significantly accelerate the ordering process and reduce inventory levels and out-of stocks. In 2007, Delhaize Belgium is planning a CAO pilot and Food Lion and Hannaford plan the launch of a price simulation and price setting software.

Internal and External Integration

In order to improve business and process integration inside and amongst its operating companies and with suppliers, Delhaize Group continues to invest significantly in item life cycle and master data management. The objective is to synchronize all items and movement data in a standardized master and event database. This enables efficient integrated processes through data synchronization, workflow management and vendor portals. The Group is implementing vendor portals at its major operating companies, offering one single entry point for all product information, thus enabling more efficient cooperation with suppliers and increased data accuracy.

Innovative Tools and Systems

In addition to the major effort in data visibility, analysis and integration, Delhaize Group continuously looks for innovative processes and supply chain improvements. In 2006, Food Lion launched a customer-driven replenishment process (see “In Focus” on p. 19). Delhaize Belgium and Mega Image are implementing a new warehouse system. Operating companies increasingly use voice recognition to increase the speed and accuracy of the picking process in their distribution centers. Alfa-Beta automated the replenishment of its warehouse. Hannaford launched “MyTasks,” a system which gives store management real-time visibility on performance and task completion status. The Group is piloting radio frequency identification (RFID) at Delhaize Belgium and Hannaford.

Training and Associate Development

Best-in-class execution is only possible if associates at all levels of the organization are well-prepared for and supported in their task. Delhaize Group provides training to associates on a wide range of topics using different training techniques: individual and group sessions, computer-based training programs and internships. In 2006, the operating companies of the Group posted more than one million man-hours of training.

In 2006, Delhaize Group organized several sessions of its “Skill of the Year” finance training program, strengthening the financial knowledge of its corporate and operating company leadership.

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RIGOROUS COST MANAGEMENT

BY CONTROLLING COSTS AND REINVESTING THE SAVINGS IN PRICING AND OTHER GROWTH INITIATIVES, DELHAIZE GROUP AIMS TO ACCELERATE ITS TOP-LINE GROWTH, IN TURN ALLOWING BETTER ABSORPTION OF COST PRESSURES.

The operating companies of Delhaize Group continuously monitor their cost levels in all areas of the organization and take rigorous actions to keep expenses under control. In 2006, Hannaford launched an expense reduction program, allowing the company to fund major price reductions (see “In Focus” on p. 19). Food Lion realized major savings by changing the way in which price tags are printed and handled.

In 2006, Food Lion completed the integration of Harveys’ supply chain into its own distribution network. The Harveys distribution center in Georgia was closed, and all Harveys stores started receiving their merchandise from Food Lion distribution centers. In addition, Harveys’ back office and store systems were integrated into the Food Lion organization.

In 2006, Harveys supply chain and back office were integrated into Food Lion’s systems.

An important area of cost opportunities is in energy use, particularly in light of high energy prices. In 2006, the U.S. companies of the Group saved more than 60 million kilowatt-hours through initiatives in energy reductions.

In early 2007, Delhaize started a Group-wide project to improve the return on its network expansion and remodeling initiatives. A working group comprised of specialists in different areas will screen all aspects of store openings and remodelings in order to identify ways to reduce the capital expenditures and operating expenses of new stores and remodelings.

Rational energy use is a key driver for cost control.

In addition to operating expense control, Delhaize Group also takes a disciplined approach to asset and portfolio management. In 2006, the Group’s U.S. operations closed 20 underperforming stores in order to improve the performance of their store network. In November 2006, the Group announced the agreement to sell its underperforming Czech business, Delvita.

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GROUP SYNERGIES AND EXCHANGE OF BEST PRACTICES

COOPERATION ON BOTH THE REGIONAL AND GROUP LEVEL, AND EXCHANGE OF BEST PRACTICES BETWEEN THE OPERATING COMPANIES OF THE GROUP, MAKE DELHAIZE GROUP A STRONGER COMPANY. OPPORTUNITIES LIE PARTICULARLY IN THE AREAS OF TALENT DEVELOPMENT, SALES EXPERTISE, PROCUREMENT, AND SYSTEMS AND TOOLS.

Talent Development

In addition to the numerous training and development opportunities that the operating companies offer their associates, Delhaize Group regularly undertakes a series of international initiatives. In 2006, the Group continued its series of global sharing sessions, aimed at bringing associates together online to exchange knowledge and experiences on key topics for the retail business. In 2006, Delhaize Group also launched two new international development initiatives: the Leadership College, which brings together a group of leaders from all operating companies, to explore a business issue of importance to the Company as a whole; and the “Skill of the Year” which was created for areas where a common knowledge base is required and uses in-house specialists as teachers. In 2006, more than 400 leaders from the Group and its operating companies received four-day finance training under the “Skill of the Year” program.

Sales Expertise

Operating companies exchange best practices and knowledge about sales building initiatives. When developing their new wine and prepared meal offering and merchandising, the Group’s U.S. businesses relied on Delhaize Belgium’s expertise in this area. Hannaford took learnings from Delhaize Belgium when developing its top-tier private label Hannaford Inspirations. Since the launch of Sweetbay and the conversions from Kash n’ Karry to this new brand, Hannaford has provided intensive support to its Florida-based sister banner. When creating its network of affiliated stores, Alfa-Beta drew on the experience of Delhaize Belgium in this area.

When developing their wine category, Delhaize Group’s U.S. businesses benefited from Delhaize Belgium’s long wine tradition.

Procurement

By combining the purchasing power of its different operating companies, Delhaize Group realizes significant synergies. In 2006, global and regional cooperation on a broad range of initiatives in indirect procurement (i.e., procurement of items not for resale) resulted in approximately EUR 25 million in savings.

In direct procurement, regional cooperation was intensified as well. The Group’s U.S. businesses increasingly used a cost visibility tool, giving them access to each other’s contract details. Private label development and buying was an important area of cooperation in procurement, both in the U.S. and in Europe.

Systems and Tools

Systems and processes developed by one operational company are increasingly made available to the rest of the Group. The ACIS system, which has contributed significantly to stronger systems at Food Lion and which has been implemented at Sweetbay and Delhaize Belgium as well, was initially developed by sister company Hannaford. Delhaize Belgium and Hannaford have worked together intensively on the development of a new checkout system. Delhaize Group increasingly works with Group-wide IT roadmaps, e.g., for the development of radio frequency identification and data synchronization efforts.

18  DELHAIZE GROUP / ANNUAL REPORT 2006

IN FOCUS

CUSTOMER-DRIVEN REPLENISHMENT

In 2006, Food Lion introduced Customer-Driven Replenishment (CDR) in one distribution center, serving more than 280 stores. Due to the CDR implementation, the store order-to-shelf cycle decreased by 50% and out-of-stocks during peak hours and on the highest volume shopping days decreased sig-nificantly. Food Lion will roll out CDR to two other distribution centers in 2007.

COST REDUCTION PROGRAM AT HANNAFORD

Hannaford reinvested savings from its cost reduction program in price competitiveness.

In 2006, Hannaford carefully examined its internal business processes in all areas of the organization in order to identify opportunities to improve efficiency. Based on this study, the company started to roll out a program to reduce expenses structurally, particularly at the head office. The savings were reinvested in price competitiveness and other growth initiatives.

ENGINES OF GROWTH

Exotic food is one of the Engines of Growth that Delhaize Group has identified.

In response to new key social, demographic and industry trends that will create growth opportunities, Delhaize Group launched several “Engines of Growth” projects in the U.S. and Europe in 2005. In 2006, the Group put together task forces for each of several opportunities, comprising specialists from the different operating companies. By reinforcing the companies’ strengths in each of these areas, the Group will be able to accelerate its future sales growth.

DELHAIZE GROUP / ANNUAL REPORT 2006  19

20  DELHAIZE GROUP / ANNUAL REPORT 2006

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OUR ASSOCIATES

DELHAIZE GROUP WANTS TO ATTRACT AND RETAIN A DIVERSE BASE OF MOTIVATED AND SKILLED ASSOCIATES, WHO ARE MAJOR CONTRIBUTORS TO ITS SUCCESS. THE GROUP IS COMMITTED TO DEVELOP, REWARD AND RECOGNIZE THEM ACCORDINGLY AND OFFER THEM AN ATTRACTIVE WORKPLACE.

Supporting Personal Development

By offering training on a broad range of subjects, Delhaize Group not only creates a skilled, knowledgeable workforce, it also offers associates opportunities for personal development. Training can take different forms: individual and collective training sessions, computer-based training programs and internships. Through an annual cycle of performance and development dialogues, the Company identifies es associates’ development needs and career opportunities.

Delhaize Group invests in training on a wide array of topics, including product knowledge.

Recognizing Contribution

Delhaize Group offers associates in each of its markets a compensation package based on their position, skills and experience, and on the local compensation standards. In addition, the Group runs recognition programs for individual and collective outstanding performance.

Attractive Workplace

In addition to offering training, career opportunities and a compensation package, Delhaize Group regularly informs its associates about the Company and its strategy. To achieve this, Delhaize Group uses a broad array of communication tools: email, intranet, billboards, face-to-face meetings and magazines. Delhaize Group’s operating companies also take initiatives to reinforce diversity in the workplace (see “In Focus” on p. 25).

Delhaize Group wants to be a safe and healthy workplace. Much emphasis is placed on occupational safety training. In 2006, the National Business Group on Health recognized Hannaford’s health & wellness program with its Best Employer for Healthy Lifestyles award. Delhaize Belgium introduced a series of supporting measures for associates who want to quit smoking.

22  DELHAIZE GROUP / ANNUAL REPORT 2006

THE ENVIRONMENT

DELHAIZE GROUP IS COMMITTED TO LIMIT ITS IMPACT ON THE ENVIRONMENT. PARTICULAR ATTENTION IS PAID TO ENERGY REDUCTION, WASTE AVOIDANCE AND RECYCLING.

Waste Avoidance

In 2006, Delhaize Belgium launched biodegradable salad trays, produced from corn, for salads prepared in its “self traiteur” deli department. Delhaize Belgium’s continued efforts to turn customers away from non-reusable shopping bags have led to a reduction in the annual usage of these bags by 30% compared to 2003. Hannaford and Alfa-Beta started similar initiatives and reusable bags are developed collectively by the three companies. Alfa-Beta opened additional recycling centers in the parking lots of its stores and started replacing cardboard boxes with reusable plastic trays. Hannaford launched a composting program to recycle food waste in collaboration with the Massachusetts Department of Environmental Protection and the Massachusetts Food Association.

Organic and Natural Products

Delhaize Group’s operating companies offer customers a growing range of natural and organic products. Food Lion continued the rollout of Nature’s Place, the organic and natural food section inspired by its sister company Hannaford. At the end of 2006, more than 235 Food Lion, Harveys and Bloom stores had such a section.

Energy Reduction

Food retailers’ most significant cant sources of energy and fuel use are lighting, cooling, heating and transport. Delhaize Group is committed to limit energy use in all our operating companies. Food Lion continued to upgrade the energy efficiency of its stores, with more than 600 stores awarded the Energy Star label from the U.S. Environmental Protection Agency at the end of the year, a recognition of their energy efficiency. In 2006, Hannaford and Sweetbay entered the Energy Star program as well. Of all Energy Star-labeled stores in the U.S., more than half are Delhaize Group stores. Through a variety of initiatives, Delhaize Belgium limited its energy use. In addition, in early 2007, Delhaize Belgium shifted to green energy for all company-operated stores, distribution centers and its support office.

By encouraging customers to use reusable shopping bags, Delhaize Group strives to avoid waste.

DELHAIZE GROUP / ANNUAL REPORT 2006  23

THE COMMUNITY

DELHAIZE GROUP SUPPORTS SOCIAL INITIATIVES IN LOCAL COMMUNITIES AND IS COMMITTED TO HIGH STANDARDS OF ETHICS AND TRANSPARENCY.

Support and Charity

Delhaize Group wants to support the communities in which it operates. We contribute to initiatives aimed at improving education, reducing hunger and poverty, encouraging healthy eating habits and developing healthcare awareness.

Delhaize Group’s companies have long-term partnerships with the Food Banks in their region. In 2006, together with their customers, they donated more than 23,000 tons of food products to organizations such as America’s Second Harvest, the Belgian and Greek Food Banks and other local food banks. Food Lion is the second largest contributor to America’s Second Harvest.

Food Lion supports Family Day, a national effort to prevent substance abuse among children and teenagers by encouraging parent-child communication and interaction through having dinner together frequently.

Super Indo and its customers supported local schools after the devastating Yogyakarta earthquake.

Our operating companies structurally support schools and healthcare initiatives. Hannaford and Food Lion participated in efforts to raise breast cancer awareness. Food Lion helped create a nutrition center at Duke Children’s Hospital. Alfa-Beta participated in the purchase of a digital mammography scanner for the Hellenic Cancer Society and provided financial support to several health organizations. Food Lion continued its partnership with the Children’s Miracle Network and Easter Seals.

As they did during the previous years with Hurricane Katrina and the tsunami in Asia, Delhaize Group’s operating companies continued to support disaster relief initiatives. In 2006, Super Indo supported the reconstruction of a primary school after the Yogyakarta earthquake in Indonesia and started a fundraising campaign after the serious flooding that hit Jakarta in early 2007.

Associates of Delhaize Belgium who are active in charitable associations can apply for financial support from the Company to the associations. Delhaize Belgium continued to support the Olympic Health Foundation, which organizes activities to promote physical activity and healthy eating patterns, especially towards youngsters.

In 2006, Delhaize Group’s operating companies donated EUR 6.3 million in cash and more than 19,000 tons of products to various organizations. In addition, EUR 4.1 million in cash and 4,000 tons of products were raised from customers, associates and suppliers.

Governance and Transparency

Delhaize Group is committed to good corporate governance and high ethical standards. The company has a Code of Ethics and Business Conduct and a Corporate Governance Charter, which can be viewed on the corporate website. More information on corporate governance can be found in the corporate governance chapter of this report (p. 46).

As owners of the Company, Delhaize Group’s shareholders are entitled to full disclosure of information. The Group continued communication efforts targeted to institutional and retail investors. Every quarter, at the occasion of the publication of our financial results, the Company hosts a publicly accessible conference call. In 2006, Delhaize Group organized a second investor field trip to the U.S. All presentations were available through real-time webcast. In recognition of our communications efforts, Delhaize Group was ranked best Belgian company for investor relations by Extel Thomson and Institutional Investor in 2006.

24  DELHAIZE GROUP / ANNUAL REPORT 2006

IN FOCUS

A DIVERSE WORKFORCE

Delhaize Group recognizes the value of a diverse workforce. Food Lion organized a Diversity and Inclusion Summit for its management. Its efforts in this area were recognized by Mainstreet Business Magazine, which listed Food Lion among the top 50 U.S. companies for workforce diversity. Delhaize Belgium launched a diversity charter and action plan. As a part of this plan, the company reserved a number of temporary holiday jobs for students having difficulties to enter the labor market.

GREEN ENERGY IN BELGIUM

As of early January 2007, Delhaize Belgium had completely shifted to renewable energy. All company-operated supermarkets and convenience stores, as well as the distribution centers and headquarters are now fully supplied with renewable energy provided by hydroelectric power plants located on the Rhône river in France. This decision comes in addition to the numerous initiatives the company has taken in energy reduction.

FOODPLAY

In an effort to support the fight against rising obesity levels, Hannaford started the “Fresh Adventures at Hannaford-FOODPLAY Tour.” The Emmy Award-winning live theater show “FOODPLAY,” motivates elementary school children to improve their eating habits and offers them the necessary tools. Hannaford takes the Tour to elementary schools throughout its five-state operating area.

DELHAIZE GROUP / ANNUAL REPORT 2006  25

→ UNITED STATES
→ BELGIUM
→ GREECE
→ EMERGING MARKETS

Increased net sales and other revenues by

5.5%

at identical exchange rates

Posted strong operating margin of

4.9%

26  DELHAIZE GROUP / ANNUAL REPORT 2006

DELHAIZE GROUP / ANNUAL REPORT 2006  27

UNITED STATES

Stores	1,159*	39	18	68	158	77	30
Area	Southeast and Mid-Atlantic	Maryland, Virginia, North Carolina, South Carolina	Maryland, Virginia, North Carolina	Georgia and Northern Florida	Northeast	Florida	Florida
Format	Supermarket	Supermarket	Discount supermarket	Supermarket	Supermarket	Supermarket	Supermarket
Average surface (sq.ft.)	35,500	38,000	35,400	30,300	48,400	45,400	41,600
Number of Products	15,000-20,000	24,500-25,000	6,500-8,000	15,000-33,000	32,000-44,000	35,000-40,000	30,000-35,000

*	Incl. eight Reid’s stores

2006 HIGHLIGHTS

ADDED 12 STORES FOR A TOTAL OF 1,549

LAUNCHED WASHINGTON RENEWAL WITH FIRST MULTI-BRAND STRATEGY AT FOOD LION

INTRODUCED GUIDING STARS, A NUTRITION NAVIGATION SYSTEM, AT HANNAFORD

CONVERTED 43 KASH N’ KARRY STORES TO SWEETBAY

REINFORCED PRICE POSITION AT ALL OPERATING COMPANIES

MARKET

In 2006, the United States posted real GDP growth of 3.4% compared to 3.2% in 2005. Unemployment rates decreased compared to 2005 both nationally and in Delhaize Group’s operating areas. U.S. personal consumption expenditures increased by 3.2% in real terms and by 6.0% in nominal terms. Overall inflation was 2.5% and external food inflation was slightly lower at 2.2%(1).

The retail industry on the East Coast continued to see channel blurring in traditional supermarkets, supercenters, drug/convenience stores, limited assortment and large combination stores.

STRATEGY

Through its three U.S. operating companies, Delhaize Group operates food supermarkets in the Southeastern, Mid-Atlantic and Northeastern regions of the United States. Although each company goes to market differently and under different brands, they continue to reinforce their collaboration and exchange of expertise.

In spite of their different market positioning, Delhaize Group’s supermarkets share several common strengths: a rich variety of food products, a convenient store layout, and a competitive value proposition.

(1)	Source: U.S. Bureau of Economic Analysis; U.S. Bureau of Labor Statistics

28  DELHAIZE GROUP / ANNUAL REPORT 2006

	2006	2005	Change
Number of stores	1,549	1,537	+12
Net sales and other revenues*	17,293.2	16,564.4	+4.4%
Operating profit*	961.0	901.2	+6.6%
Operating margin	5.6%	5.4%	+12	bps
Capital expenditures*	663.5	571.1	+16.2%
Number of associates	108,883	104,667	+4.6%

*	In millions of USD

OUTLOOK FOR 2007

OPEN APPROXIMATELY 47 NEW STORES

REMODEL 176 STORES

COMPLETE CONVERSION OF KASH N’ KARRY TO SWEETBAY BRAND

RENEW FOOD LION MARKETS OF NORFOLK AND MYRTLE BEACH

OPERATIONS

Food Lion

In 2006, Food Lion continued to reinforce its network, built around four brands: Food Lion, a full-range low-price supermarket; Bloom, a convenience-focused store concept offering customers a wide variety of food products; Bottom Dollar, a full-range deep discount supermarket with an attractive store layout; and Harveys, a strong local grocer in Central and South Georgia.

For the first time in its successful series of market renewals, Food Lion applied a multi-brand approach when renewing approximately 80 stores in its Washington, DC market.Twenty-five Food Lion stores were relaunched; 14 Food Lion stores were converted into Bottom Dollar and 29 into Bloom, with 11 additional Bloom stores opened in early 2007. Also in 2006, Food Lion entered a new market – the first one in 15 years – Greenville-Spartanburg, SC, opening five Bloom stores and one Food Lion store based on the new prototype created in 2005, which will be used in all new Food Lion stores going forward.

To support its multi-brand strategy and better match customer profiles with store concepts, assortments and marketing, Food Lion continued its customer segmentation work, started in 2005 (see “In Focus” on p. 13 of this report).

Food Lion further reinforced its assortment. Bloom increased the variety of its offering with the launch of a Bloom private label line. The company also continued to roll out organic and international food sections. At the end of 2006, Food Lion had 235 Nature’s Place, 1,100 Hispanic, 500 Asian and 170 Indian food sections within its store base.

In order to keep prices low, while at the same time protecting profitability, Food Lion continued its efforts in cost management and excellent execution.

DELHAIZE GROUP / ANNUAL REPORT 2006  29

UNITED STATES

NUMBER OF STORES

(DECEMBER 31, 2006)

Maine (ME)	50
New Hampshire (NH)	29
Vermont (VT)	14
Massachusetts (MA)	25
New York (NY)	40
Pennsylvania (PA)	6
Delaware (DE)	17
Maryland (MD)	77
Virginia (VA)	327
West Virginia (WV)	18
Kentucky (KY)	11
Tennessee (TN)	65
North Carolina (NC)	492
South Carolina (SC)	132
Georgia (GA)	99
Florida (FL)	147

TOTAL	1,549

In 2006, Food Lion implemented a customer driven replenishment (CDR) project at one distribution center in North Carolina (see “In Focus” on p. 19 of this report). All stores were equipped with a new price changing technology, leading to significant efficiency gains in the store.

Cost optimization is a key discipline of Food Lion. The company has initiated a formalized, structured approach to cost optimization to help fund strategic initiatives. A project management approach was introduced in areas including indirect sourcing, distribution and retail operations.

Food Lion enhanced its standard practices such as the lane accountability system, which dramatically improved cashier efficiency and service during shift changes, breaks and periods of high traffic.

In 2006, Food Lion received the Energy Star Partner award for its ongoing leadership in efficient energy use in its retail operations and for integrating energy efficiency into its overall organizational strategy.

In order to create further synergies from the acquisition of Harveys in 2003, Food Lion integrated Harvey’s supply chain in its own network. All Harveys stores are now supplied from Food Lion distribution centers and Harveys’ back office was integrated into Food Lion’s processes and systems.

Hannaford

In 2006, Hannaford added 14 stores to its network, the highest increase ever in one year, bringing its total store count to 158 at year-end. Ten stores were remodeled. In preparation for future growth, Hannaford developed new store formats that are operating more cost-efficiently than before.

In 2006, Hannaford continued to expand its multi-tier private label offering. Its premium private label range, Hannaford Inspirations, was reinforced with the launch of Fast & Fresh Cuisine. The new Fresh Entrees and Sides brand offers side dishes and family-sized meals to address the need for meal solutions by time-starved customers.

30  DELHAIZE GROUP / ANNUAL REPORT 2006

In order to help customers make healthy choices, Hannaford launched a store-wide nutrition navigation system called Guiding Stars (see “In Focus” on p. 19). The system was widely covered by the national and regional press, and customers reacted positively.

Hannaford’s focus on health and wellness was supported by the continued rollout of its pharmacy department throughout the network. At the end of 2006, Hannaford had 120 in-store pharmacies, representing 10% of total sales.

In 2006, Hannaford invested heavily in price competitiveness and price-focused marketing, particularly in the Massachusetts area, where it had acquired Victory Super Markets in 2004. In order to fund these investments in pricing and other sales initiatives, Hannaford moved to structurally reduce its expenses, particularly in the head office (see “In Focus” on p. 19).

Hannaford also continued to develop and implement systems and processes to improve execution. My Tasks, a new store management communication system, allows for better execution of sales and other programs in the stores by providing clear, concise instructions and measuring metrics. The implementation of computer assisted ordering, started in 2006, is resulting in significant reductions in out-of-stocks and lower in-store inventory level.

Hannaford reinforced its efforts in energy reduction. In 2005-2006, many former Victory stores received a capital upgrade, specifically targeted at improving their energy efficiency.

Sweetbay / Kash n’ Karry

For Sweetbay / Kash n’ Karry, 2006 was an important year in the conversion from Kash n’ Karry to Sweetbay, a supermarket format focused on a large variety of fresh and specialty products as well as outstanding service. In 2006, 43 Sweetbay Supermarkets were reopened, including the important Tampa/ St. Petersburg market. All remaining Kash n’ Karry stores are expected to be converted to Sweetbay in the course of 2007, finalizing the project started in 2004.

Sweetbay also continued to develop its assortment, for example with the introduction of the Hannaford Inspirations line of deli meats and cheeses.

The conversion program is supported by significant efforts in training. Sweetbay completed over 15,000 man-hours in leadership training for store managers in support of the new brand. In addition, associates were given technical training to support the new commercial positioning of Sweetbay. A “Meatcutter Training Camp” covered topics like meat cutting, merchandising and customer relations. Training has also addressed the inventory and margin management system ACIS in support of reduced shrink and better margin management.

The aggressive focus on variety and service resulted in weak price perception for Sweetbay. To change this, Sweetbay started the roll-out of Savings on the Spot across its store base. This program shows customers how much they save through direct price comparison for more than 2,000 products in the store. Other price initiatives included advertising a “lower than competitor’s price” for center-store items.

Sweetbay continued the rollout of a new checkout system, which was operational at about one-third of the store base at the end of 2006. In the distribution centers, voice recognition technology was further implemented, in order to increase accuracy and speed of picking.

PERFORMANCE

In 2006, net sales and other revenues of Delhaize Group U.S. companies grew by 4.4% to USD 17.3 billion (EUR 13.8 billion). Comparable store sales increased by 2.7%. Sales were strong at Food Lion and Hannaford. Sales at Sweetbay were negatively impacted by the intensive remodeling activity and weak sales at the non-converted Kash n’ Karry stores.

Gross margin increased by 7 basis points, due to better inventory results, continued margin management and price optimization and an improvement in the sales mix partially offset by targeted price investments. Selling, general and administrative expenses as a percentage of net sales and other revenues increased by 14 basis points, due to additional expenses related to the Sweetbay conversions, and higher health care, utility and fuel costs. Operating margin increased by 12 basis points to 5.6% and operating profit grew by 6.6%.

DELHAIZE GROUP / ANNUAL REPORT 2006  31

BELGIUM

Stores	132	39	193	23	154	53	132*	117
Format	Company- operated supermarkets	Company- operated and affiliated food stores	Affiliated supermarkets	Company- operated urban convenience stores	Affiliated convenience stores	Affiliated convenience stores	Affiliated and company- operated beauty & body care stores	Franchised and company- operated pet food stores
Average Surface (sq.m.)	1,950	1,100	1,200	550	500	125	400	260

Number of Products	12,000-18,000	13,000	12,000-18,000	7,000	8,000	2,000	8,000	3,600

*	In March 2007, Delhaize Group reached an agreement to sell Di

2006 HIGHLIGHTS

STRENGTHENED PRICE FOCUS

ADDED 35 STORES FOR A TOTAL OF 843

CONTINUED INTEGRATION OF CASH FRESH, WITH FIRST CONVERSIONS TO DELHAIZE BANNERS

ROLLED OUT NEW MARGIN AND INVENTORY MANAGEMENT SYSTEM

MARKET

In 2006, the Belgian real GDP grew by 3%, compared to 1.5% growth in 2005 (1). Total employment grew by 1.1% and overall consumer confidence improved from a difficult 2005. Overall inflation was 1.8%, and national food inflation was 2.2% (2). Retail capacity grew significantly with 62 net competitive store openings compared to the end of 2005, particularly discount stores.

STRATEGY

Delhaize Belgium goes to market through a variety of company-operated and affiliated store formats: supermarkets, convenience stores and specialty stores. Delhaize Belgium focuses on five strategic pillars to grow sales: a differentiated assortment, convenient stores and products, a strong value proposition, efficient execution and continued network growth.

OPERATIONS

Delhaize Belgium opened a new prototype supermarket in 2006, with innovations in store flow and layout, and in systems and services. Such innovations included digital photo finishing, a cash dispenser and a self-checkout system, allowing customers to scan the products themselves. This new prototype will form the basis for future store remodelings.

In April 2006, Delhaize Belgium reinforced its convenience and service by opening its company-operated supermarkets half an hour earlier, at 8.30 am instead of 9.00 am. Delhaize Belgium also started to sell a basic offering of lottery and postal products in part of its network.

(1)	Source: National Bank of Belgium
(2)	Source: Belgian Ministry of Economy

32  DELHAIZE GROUP / ANNUAL REPORT 2006

	2006	2005	Change
Number of stores	843	808	+35
Net sales and other revenues*	4,285.2	4,005.1	+7.0%
Operating profit*	183.8	183.0	+0.5%
Operating margin	4.3%	4.6%	-28	bps
Capital expenditures*	107.2	122.2	-12.3%
Number of associates	18,081	17,968	+0.6%

*	In millions of EUR

OUTLOOK FOR 2007

CONTINUE CONVERSION OF CASH FRESH STORES TO DELHAIZE BANNERS

START SECOND PHASE OF DISTRIBUTION CENTER EXPANSION

OPEN APPROXIMATELY 42 STORES

SELL DI BEAUTY AND BODY CARE STORES

Delhaize Belgium continued to develop its assortment, with particular attention for the center of the store. It also invested significantly in its price level and price perception. In early January 2006, it decreased everyday prices on 1,000 products, and throughout the year, pricing was continuously adapted. As a consequence, price differences with price players in the market narrowed and were in the targeted range. Combined with price-focused advertising and promotions and the continued development of the “365” line of basic products at low prices, this led to a significant improvement in the company’s price perception, resulting in strong sales and market share growth.

In order to improve its efficiency, the company rolled out different system applications. The ACIS system was introduced, and the organization started integrating it into its day-to-day business. A new warehouse management system was installed in the distribution center for dairy products.

The first two Cash Fresh stores, acquired in May 2005, were converted into Delhaize banners.

In 2006, Delhaize Belgium added 35 stores to its network, including two company-operated supermarkets, the first City store in Ghent, and the first store in the German city of Köln. The company significantly expanded its network of pet food stores with the addition of 18 Tom & Co stores.

At the end of 2006, Delhaize Belgium’s network consisted of 843 stores, including 30 stores in the Grand-Duchy of Luxembourg and three in Germany. Total capital expenditures in Belgium amounted to EUR 107.2 million, a 12.3% decrease over 2005.

PERFORMANCE

In 2006, net sales and other revenues of Delhaize Belgium grew by a strong 7.0%. Comparable stores sales increased by 2.8% due to successful commercial initiatives and a continued focus on price positioning. Market share for the full year increased by 59 basis points to 26.1% (source: AC Nielsen).

The gross margin of Delhaize Belgium decreased by 13 basis points due to negative inventory results and investments in price competitiveness. The lower gross margin, the expenses related to the integration of Cash Fresh and higher depreciation led to a decrease of the operating margin of Delhaize Belgium from 4.6% to 4.3% of net sales and other revenues. Operating profit increased by 0.5% to EUR 183.8 million.

DELHAIZE GROUP / ANNUAL REPORT 2006  33

GREECE

Stores	97	11	15	15	10
Format	Large-assortment supermarket	Company-operated urban convenience store	Affiliated convenience store	Affiliated convenience store	Cash & carry stores
Surface (sq.m.)	700-3,500	380-550	200-350	500-700	1,450-3,550
Number of Products	15,000	4,500	6,000	10,000	8,000

2006 HIGHLIGHTS

EXPANDED PRIVATE LABEL ASSORTMENTS

CONTINUED IMPLEMENTATION OF EFFICIENCY PROJECTS

ADDED 13 STORES FOR A TOTAL OF 148

MARKET

In 2006, the real gross domestic product of Greece increased by 3.5%, compared to 3.7% growth in 2005. Unemployment rates declined. Overall inflation was 3.2%, national food inflation amounted to 3.8%(1). Competition added 60 stores during the year, particularly discount stores.

STRATEGY

Alfa-Beta aims to be the preferred Greek food retailer, with particular focus on fresh products, local specialties, outstanding variety, service and convenience. The company operates a rapidly growing multi-format store network comprising supermarkets, proximity stores and cash and carry stores.

OPERATIONS

In 2006, Alfa-Beta continued to refine and expand its assortment, particularly by adding products to its successful private label lines: AB Choice (premium-quality products), Alfa Beta Close to Greek Nature (regional products), Care (general merchandize) and the general AB private label line. The company also doubled the number of “Self Traiteur” departments, an in-store preparation department for deli and meal solutions.

In 2006, Alfa-Beta further reinforced its everyday competitive price position. Prices of 700 products were reduced. The “365” assortment was expanded, comprising 260 basic products at prices in line with the market’s hard discounters at year-end. In addition, customers continued to save by using the AB Plus loyalty card. Transactions using the loyalty card represented more than 70% of total sales.

(1)	Source: General Secretariat of National Statistical Service of Greece

34  DELHAIZE GROUP / ANNUAL REPORT 2006

	2006	2005	Change
Number of stores	148	135	+13
Net sales and other revenues*	1,030.2	908.0	+13.5%
Operating profit*	32.8	24.2	+36.0%
Operating margin	3.2%	2.7%	+53	bps
Capital expenditures*	37.5	35.7	+5.0%
Number of associates	7,209	6,744	+6.9%

*	In millions of EUR

OUTLOOK FOR 2007

FURTHER REINFORCE DIFFERENTIATION IN ASSORTMENT AND SERVICE

ADD 19 STORES FOR A TOTAL OF 167

Several initiatives were taken to increase the efficiency of the supply chain. Coordination between stores and distribution centers was improved, resulting in higher productivity and better service levels to the stores. In its fruit and vegetables distribution center, the company introduced new reusable crates, resulting in lower distribution costs, more efficient pallet and truck utilization and more attractive in-store merchandizing. Alfa-Beta continued the implementation of “smart retailing” projects, increasing both in-store efficiency and service levels.

In 2006, Alfa Beta accelerated its store network growth, adding 13 stores, the highest number ever: five company-operated supermarkets, two City stores and six proximity stores. At the end of 2006, its store network consisted of 148 stores. In addition, six stores were remodeled. Alfa Beta’s total capital expenditures increased by 5.0% to EUR 37.5 million.

PERFORMANCE

In 2006, Alfa-Beta booked, for the first time, net sales and other revenues of more than EUR 1 billion. Sales increased by an outstanding 13.5%, driven by strong comparable store sales growth and the high number of store openings. Market share for the full year increased from 11.6% in 2005 to 12.8% in 2006 (source: AC Nielsen).

Alfa-Beta increased its gross margin from 22.0% to 22.2% due to a more favorable sales mix and lower inventory losses, in spite of price reductions during the year. Selling, general and administrative expenses declined as a percentage of sales to 19.4%, due to stronger sales and cost discipline. As a consequence, operating margin significantly increased to 3.2% of sales (2.7% in 2005). The higher operating margin and sales resulted in a 36.0% increase in operating profit to EUR 32.8 million.

DELHAIZE GROUP / ANNUAL REPORT 2006  35

EMERGING MARKETS

Stores	18	50
Area	Bucharest, Constanta (Romania)	Java, Sumatra (Indonesia)
Format	Supermarket	Supermarket
Average Surface (sq.m.)	800	820
Number of Products	7,900	7,000

2006 HIGHLIGHTS

ADDED TWO STORES IN ROMANIA AND FIVE IN INDONESIA

REFINED MEGA IMAGE STORE CONCEPT

LAUNCHED PRIVATE LABElLINE IN INDONESIA

REACHED AGREEMENT TO SELL CZECH OPERATIONS

MARKET

Romania

In 2006, real gross domestic product in Romania increased by 8.0%. General inflation was 7.2%, while food inflation amounted to 4.5%(1).

Indonesia

General inflation in Indonesia amounted to 6.6% in 2006(2). The 30% rise in fuel prices following a government decision at the end of 2005 impacted consumer spending power significantly. Modern retail is developing rapidly in Indonesia with a high number of competitive openings.

STRATEGY

Mega Image and Lion Super Indo (51% owned by Delhaize Group) focus on urban areas through a supermarket concept comprising fresh products, variety, proximity and low prices. In these markets, Delhaize Group intends to be successful through a combination of local management strength and Group expertise.

OPERATIONS

Delhaize Group’s activities in Romania and Indonesia continued to reinforce their commercial concepts. Destination categories, such as fruit, vegetables, meat, seafood and bakery were expanded. In 2006, Super Indo launched a variety of Chinese food products in the stores located in large Chinese communities. Mega Image started a 5-a-day health concept in the produce department and expanded its offer of ready meals and prepared salads.

1	Source: Romanian National Institute of Statistics
2	Source: Bank of Indonesia

36  DELHAIZE GROUP / ANNUAL REPORT 2006

	2006	2005	Change
Number of stores	68	62	+6
Net sales and other revenues*	136.9	117.9	+16.1%
Operating profit*	0.3	0.6	-57.8%
Operating margin	0.2%	0.5%	-32	bps
Capital expenditures*	12.1	7.9	+53.2%
Number of associates	4,629	4,543	+1.9%

*	In millions of EUR

OUTLOOK FOR 2007

OPEN NEW DISTRIBUTION CENTER AT SUPER INDO

OPEN NEW GROCERY AND NON-FOOD DISTRIBUTION CENTER AT MEGA IMAGE

ADD APPROXIMATELY 15 STORES FOR A TOTAL OF 83

Both companies continued their efforts in store remodeling. Ten Super Indo and four Mega Image stores were remodeled. Mega Image plans to have all its stores remodeled to refl ect the latest concept by the end of 2007. In two of its stores, Mega Image tested full self-service bakery departments in 2006.

Mega Image and Super Indo continued to monitor their price positions diligently. Mega Image more than doubled its “365” line of basic products to 135 SKUs, while Super Indo launched its own “Super Indo 365” line, with 50 different products at year-end.

Both companies took several initiatives to increase productivity in 2006, both in the stores and in logistics. Super Indo reduced the number of SKUs in its assortment in order to increase effi ciency. It also started the construction of a new distribution center to further centralize its supply chain. Mega Image introduced a new labor scheduling program based on customer fl ow as well as a new planogram software.

PERFORMANCE

In 2006, the Emerging Markets (Romania and Indonesia) booked net sales and other revenues growth of 16.1% to EUR 136.9 million. Their positive performance is due to strong comparable store sales growth and further network expansion. The Emerging Markets of Delhaize Group recorded an operating profi t of EUR 0.3 million in 2006.

SALE OF DELVITA

As a part of its regular portfolio evaluation, Delhaize Group concluded that the resources required for the success of its underperforming Czech business, Delvita, would be more benefi cial to the Group if invested in other activities. As a consequence, the Group took the decision to pursue the sale of Delvita. In November 2006, the Group reached an agreement on the sale of Delvita to the German Rewe Group. As a result, Delvita’s assets and liabilities were reclassifi ed as held for sale and Delvita’s results listed as results from discontinued operations. Delhaize Group wants to thank all Delvita associates for their contribution to the Group and wishes them all the best in their new corporate environment.

DELHAIZE GROUP / ANNUAL REPORT 2006  37

FINANCIAL REVIEW

INCOME STATEMENT (P. 60)

In 2006, Delhaize Group posted net sales and other revenues of EUR 19.2 billion, a 4.8% increase compared to 2005. At identical exchange rates, net sales and other revenues would have increased by 5.5%. Organic sales growth was 5.0%, a major acceleration compared to 2.1% in 2005. The sales evolution was also positively impacted by the acquisition of 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005).

In 2006, Delhaize Group’s store network was extended by 69 stores for a total of 2,705 at year-end. Detailed information on the store network evolution per country can be found on p. 99 of this report.

Of Delhaize Group’s total sales, 71.6% was generated in the U.S., 22.3% in Belgium, 5.4% in Greece and 0.7% in Emerging Markets (Romania and Indonesia).

Delhaize Group’s operations in the United States realized net sales and other revenues of USD 17.3 billion (EUR 13.8 billion), 4.4% higher than in 2005. Comparable store sales grew by 2.7%. Sales in the U.S. were supported by strong sales at Food Lion following disciplined execution in the stores, effective price, promotion and marketing initiatives, and the success of the market renewal program. Following a weak first quarter, Hannaford performed well for the balance of the year, supported by its competitive pricing and many store openings. Sales at Sweetbay were negatively impacted by the intensive remodeling activity and the sales weakness at the non-converted Kash n’ Karry stores.

In Belgium, net sales and other revenues amounted to EUR 4.3 billion in 2006, a 7.0% increase over 2005. Comparable store sales growth amounted to 2.8%, due to successful sales initiatives and a strong focus on improving its price positioning and perception.

In Greece, Alfa-Beta sales crossed the EUR 1 billion mark for the first time, with growth of 13.5%, due to high comparable store sales growth and 13 new store openings. The Group’s activities in Emerging Markets posted an increase of net sales and other revenues by 16.1% to EUR 136.9 million. This amount does not include the results of Delvita, which have been reclassified to discontinued operations following the decision to sell Delhaize Group’s Czech activities.

In 2006, gross profit increased by 4.7% to EUR 4.9 billion The gross margin slightly decreased to 25.2% of net sales and other revenues (25.3% in 2005). In the U.S., gross margin improved by 7 basis points, due to better inventory results and continued margin management and price optimization Food Lion and an improvement in the sales mix partially offset by targeted price investments in all companies. Delhaize Belgium’s gross margin decreased by 13 basis points due primarily to weak inventory results and investments in price competitiveness.

Selling, general and administrative expenses (SG&A) increased by 5.4% to EUR 4.0 billion. SG&A as a percentage sales increased by 12 basis points to 20.7%. In the U.S., SG&A increased slightly to 21.8% of net sales and other revenues.

NON-GAAP MEASURES

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of this report (p. 99). A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 112. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

38  DELHAIZE GROUP / ANNUAL REPORT 2006

Good cost control partly offset higher costs for the conversion of Kash n’ Karry stores to Sweetbay, increased utility and fuel expenses and higher medical costs. In Belgium, SG&A as a percentage of sales increased by 20 basis points to 16.3% due to expenses related to the integration of Cash Fresh and higher depreciation.

Other operating expenses amounted to EUR 19.2 million, a 51.0% decrease over 2005, due to lower store closing expenses (EUR 5.1 million in 2006 compared to EUR 11.8 million in 2005), lower loss on disposal of fixed assets (EUR 8.9 million in 2006 compared to EUR 18.6 million in 2005) and lower impairment losses (EUR 2.8 million in 2006 compared to 6.8 million in 2005) primarily at Food Lion. Delhaize U.S. closed eight stores that were relocated and 20 other stores, compared with 32 stores in 2005.

The operating margin remained stable at 4.9% of net sales and other revenues. On the basis of the strong sales growth, operating profit grew by 5.2% to EUR 946.3 million. Delhaize Group’s U.S. business contributed 80.9% of the total Group operating profit, Delhaize Belgium 19.4% and Greece 3.5%.

Net financial expenses decreased by 7.0% to EUR 275.7 million due to the positive impact of major debt repayments made in the first half of 2006.

On December 31, 2006, Delhaize Group’s debt had an average interest rate of 7.2%, excluding finance leases and taking into account the effect of interest rate swaps. Delhaize Group’s short-term debt had an average 6.2% interest rate; the long-term debt an average of 7.3%.

As a result of the higher operating profit and the lower net financial expenses, Delhaize Group’s profit before tax and discontinued operations grew by 11.1% to EUR 670.6 million.

In 2006, income taxes amounted to EUR 245.0 million, 9.5% higher than in 2005 due to the higher profit before tax and discontinued operations. The effective tax rate decreased from 37.1% to 36.5% primarily due to company tax benefits related to the exercise of employee stock options in the U.S.

Higher operating profit, lower net financial expenses and lower tax rate resulted in an increase of the net profit from continuing operations by 12.1% to EUR 425.6 million. Basic net profit from continuing operations per share amounted to EUR 4.39 (EUR 3.99 in 2005; +10.2%); diluted net profit from continuing operations per share was EUR 4.19 (EUR 3.81 in 2005; +10.0%).

In 2006, the result from discontinued operations, net of tax, amounted to EUR -65.3 million, compared to EUR - 9.5 million in 2005. In 2006, Delhaize Group decided to sell its Czech operations Delvita. As a consequence, the results of Delvita were reclassified to discontinued operations. The results from discontinued operations includes an impairment loss of EUR 64.3 million recorded to write down the value of Delvita to fair value less costs to sell the operations (EUR 99.9 million). The impairment loss does not take into account a positive accumulated foreign currency translation adjustment of approximately EUR 26.7 million at year-end, which will be recorded as income at the date of the sale.

Net profit attributable to minority interest amounted to EUR 8.4 million, compared to EUR 4.9 million in 2005. This increase is due to the significantly higher net profit of Delhaize Group’s Greek subsidiary Alfa-Beta.

The higher loss from discontinued operations and the increase of the net profit attributable to minority interest led the Group share in net profit to decrease by 3.6%. Basic net profit per share was EUR 3.71 (EUR 3.89 in 2005; -4.6%) and diluted net profit share EUR 3.55 (EUR 3.71 in 2005; -4.3%).

CASH FLOW STATEMENT (P. 61)

In 2006, net cash provided by operating activities amounted to EUR 910.3 million. Working capital requirements increased in 2006 by EUR 14.1 million due to an increase in inventories by EUR 55.5 million, mainly generated in the U.S. operations, and an increase in accounts receivables of EUR 71.1 million, mainly in Belgium and the U.S., which were partially offset by an increase in accounts payable of EUR 112.5 million, particularly in Belgium and the U.S.

Net cash used in investing activities amounted to EUR 721.9 million, a 4.6% decrease compared to 2005, when Delhaize Group invested EUR 175.5 million for the acquisition of Cash Fresh and the increase of its participation in its Greek

DELHAIZE GROUP / ANNUAL REPORT 2006  39

subsidiary Alfa-Beta. The lower investment in subsidiaries was partly offset by higher capital expenditures, higher investment in debt securities and lower cash from other investing activities.

Capital expenditures amounted to EUR 699.9 million (3.6% of sales), a 10.0% increase compared to 2005 (EUR 636.1 million). This increase was primarily due to the continued Sweetbay rollout, the first multi-brand market renewal program at Food Lion and the active network expansion, with 14 store openings at Hannaford and 13 at Alfa-Beta. In 2006, 75.5% of total capital expenditures was invested in the U.S. activities of the Group, 15.2% in the Belgian operations, 5.4% in Greece, 0.7% in the Emerging Markets, 1.0% in Delvita and 2.2% in the Corporate activities.

Investment in new stores decreased from EUR 180.0 million in 2005 to EUR 164.1 million in 2006 (23.4% of total capital expenditures). Delhaize Group invested EUR 297.8 million (42.6% of total capital expenditures) in remodeling and expansions (EUR 219.6 million in 2005). In the U.S., 147 existing stores were remodeled. In Belgium, five company-operated supermarkets have undergone a remodeling and two Cash Fresh stores were converted into Delhaize banners. Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 238.0 million (34.0% of total capital expenditures), compared to EUR 236.5 million in 2005.

Net cash used in financing activities increased from EUR 68.6 million to EUR 636.8 million due the redemption of long-term bonds in February and April of 2006.

In 2006, Delhaize Group generated free cash flow of EUR 215.1 million, compared to EUR 148.9 million in 2005. This increase was the result of lower cash used in investing activities compared to 2005, when Delhaize Group acquired Cash Fresh. Cash and cash equivalents decreased to EUR 314.3 million due to the redemption of long-term debt in 2006, mainly using cash on hand.

*	Excluding finance leases; principal payments (related premiums and discounts not taken into account).

BALANCE SHEET (P. 58)

At the end of 2006, Delhaize Group’s total assets amounted to EUR 9.3 billion, 9.3% lower than at the end of 2005. This decrease was due to the 10.4% weakening of the U.S. dollar compared to the euro between the two closing dates.

At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores, 69 more than one year earlier. Of these 2,705 stores, 366 were owned by the company; 686 were held under finance leases and 1,289 under operating leases. The remaining 364 stores were affiliated stores owned by their operators or directly leased by their operators from a third party. Delhaize Group owned 12 of its 13 warehousing and distribution facilities in the U.S., six of the seven distribution centers of Delhaize Belgium, two of its four distribution centers in Greece and two of its four distribution centers in the Emerging Markets.

In 2006, total equity, including minority interests, remained stable at EUR 3.6 billion. The weakening of the U.S. dollar by 10.4% and the dividend declared offset the net profit of the year.

The number of Delhaize Group shares, including treasury shares, increased in 2006 by 1,751,862 shares to 96,456,924 due to the exercise of warrants. In connection with stock option exercises, the Group repurchased 481,400 of its shares and used 158,387 treasury shares in 2006. At the end of 2006, Delhaize Group owned 918,599 treasury shares, at a value of EUR 63.15 per share, compared to an average purchase price of EUR 58.31 per share.

At the end of 2006, Delhaize Group had financial debt of EUR 3.1 billion, a 20.7% decrease compared to the end of 2005 primarily due to the redemption of EUR 150 million in bonds in February 2006, and USD 563.5 million in notes in April 2006. For these redemptions, Delhaize Group used cash on hand and existing credit facilities. Of the total financial debt at year-end, 13.3% was at variable interest rates and 86.7% at fixed interest rates; 73.9% was denominated in U.S. dollar and 26.1% in euro. The average maturity of the debt, excluding finance leases, was 9.2 years compared to 8.7 years in 2005.

40  DELHAIZE GROUP / ANNUAL REPORT 2006

On December 31, 2006, Delhaize Group had finance lease obligations outstanding of EUR 636.5 million compared with EUR 689.3 million at the end of 2005. The average interest rate on financial lease obligations was 11.7%.

At the end of 2006, Delhaize Group’s net debt amounted to EUR 2.6 billion, a decrease of EUR 308.4 million or -10.5% mainly due to the weakening of the U.S. dollar between the two balance sheet dates (currency translation effect of EUR 242.6 million) and the continued generation of free cash flow. The net debt to equity ratio continued to improve, decreasing from 81.8% at the end of 2005 to 74.0% at the end of 2006.

At the end of 2006, Delhaize Group had total annual minimum operating lease commitments for 2007 of approximately EUR 227.9 million, including approximately EUR 21.0 million related to closed stores.. These leases generally have terms that range between three and 27 years with renewal options ranging within similar ranges.

RECONCILIATION FROM IFRS TO US GAAP

Delhaize Group prepares its financial statements under IFRS and also prepares a reconciliation of its net income and shareholders’ equity to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange (see p. 103).

Under US GAAP, Delhaize Group’s 2006 net income was EUR 374.9 million (EUR 363.7 million in 2005) compared to EUR 351.9 million under IFRS. The most significant reconciling items affecting net income were related to goodwill adjustments, accounting differences for the convertible bond, share-based compensation, closed store provisions, defined benefit plans, impairment charges and disposal of a foreign operation.

At the end of 2006, Delhaize Group shareholders’ equity under US GAAP was EUR 3.6 billion (EUR 3.7 billion at the end of 2005) compared to EUR 3.5 billion under IFRS.

RECENT EVENTS

In March 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business, to Parma Gestion, a subsidiary of Distripar, which is owned by CNP/ NPM. The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of EUR 33.4 million in cash, which will produce a small gain. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be minor. In 2006, the Di network consisted of 90 company-operated and 42 franchised stores, which contributed EUR 95.5 million to Delhaize Group’s net sales and other revenues.

In March 2007, Delhaize Group announced it is planning to implement cross-guarantees between Delhaize Group SA and Delhaize America. The cross-guarantees of the companies’ financial debt obligations will support the continued integration of Delhaize group and increase its financial flexibility. The implementation of cross-guarantees must not negatively impact the credit ratings and outlook of Delhaize America and is conditional on obtaining a credit rating for Delhaize Group SA from Moody’s and Standard & Poor’s at least as strong as the current credit rating and outlook of Delhaize America. Delhaize America currently has the only credit rating within Delhaize Group.

RISK FACTORS

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could turn out to have a material adverse effect.

DELHAIZE GROUP / ANNUAL REPORT 2006  41

CURRENCY RISK

Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements as reported in euro.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge this U.S. dollar translation exposure. In 2006, a variation of one U.S. cent in the exchange rate of the euro would have caused net sales and other revenues of Delhaize Group to vary by 0.9% or EUR 172.9 million, operating profit by 1.0% or EUR 9.6 million and net profit by 1.2% or EUR 4.1 million.

Transactions that could result in currency exchange rate risks for Delhaize Group are dividends paid by the U.S. operating companies to the Belgian parent company. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to these dividend payments between the declaration and payment dates. Long-term movements in the exchange rate of the U.S. dollar to the euro can have an adverse effect on the Group’s payment of its euro denominated dividend.

Additional currency exchange rate exposure arises when the parent company or Delhaize Group’s financing companies fund the Group’s subsidiaries in their local currency. Intra-Group cross-currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps (more information in Note 19 to the Financial Statements, “Derivative Instruments”, p. 81). However, in most cases the Group’s subsidiaries borrow directly in local currencies.

INTEREST RATE RISK

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate changes on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. As a part of its interest rate risk management efforts, Delhaize Group enters from time to time into interest rate swap agreements (see Note 19 to the Financial Statements, “Derivative Instruments”, p. 81).

Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and commercial paper programs. The interest rate on these short and medium-term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

The mix of fixed-rate debt and variable-rate debt is managed within policy guidelines. At the end of 2006, 86.7% of the financial debt of the Group was fixed-rate debt and 13.3% was variable-rate debt. The large proportion of fixed-rate debt could put Delhaize Group in a disadvantageous competitive position if market interest rates are lower than our average borrowing costs for an extended period of time.

LIQUIDITY RISK

In order to maintain funding availability through economic and business cycles, Delhaize Group closely monitors the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies.

At the end of 2006, short-term borrowings of Delhaize Group were EUR 101.8 million, while cash and cash equivalents amounted to EUR 304.8 million.

In April 2005, Delhaize America, Delhaize Group’s largest subsidiary, entered into a USD 500 million five-year unsecured revolving credit facility. Delhaize America had USD 120.0 million borrowings outstanding under this credit facility as of December 31, 2006. Approximately USD 46.7 million of the committed amount was used to secure letters of credit at the end of 2006. In addition, at December 31, 2006, Delhaize America had USD 14.0 million borrowings under other arrangements. At the end of 2006, Delhaize Group SA, the parent company, had a EUR 500 million treasury notes program, under which it had EUR 50.0 million outstanding at the end of 2006. In addition, Delhaize Group had, through its different companies, approximately EUR 275.0 million committed bilateral credit facilities in Europe and Asia. Under these committed bilateral credit facilities, the Group had, at the end of 2006, no borrowings outstanding.

Delhaize Group has no credit rating published by a rating agency. Its largest subsidiary, Delhaize America, has a credit rating with Moody’s Investors Services and Standard & Poor’s Ratings Services. In September 2005, Moody’s Investors Services, which has a Ba1 credit rating for Delhaize America, changed its outlook from positive to stable. In March 2007, Standard & Poor’s Ratings Service, which has a BB+ credit rating for Delhaize America, revised its outlook from stable to positive. The Company believes that a downward revision of the credit rating of Delhaize America would have a limited impact on the cost of its existing financing because of the

42  DELHAIZE GROUP / ANNUAL REPORT 2006

large proportion of its fixed-rate debt. However, a downgrade could make future financing more difficult and/or expensive to obtain.

In March 2007, Delhaize Group announced plans to implement cross-guarantees between Delhaize Group SA and Delhaize America, its largest subsidiary. The cross-guarantees of the companies’ financial debt obligations will support the continued integration of Delhaize Group and increase its financial flexibility. The implementation of cross-guarantees must not negatively impact the credit ratings and outlook of Delhaize America and is conditional on obtaining a credit rating for Delhaize Group SA from Moody’s and Standard & Poor’s at least as strong as the current credit ratings and outlook of Delhaize America.

None of the loan agreements of Delhaize Group include any rating triggers, but Delhaize Group is subject to certain covenants related to its debt instruments. Non-compliance with one or more of these covenants could result in events of default against the debt instruments and lack of access to funds under credit agreements. The Company also has some property pledged as collateral on certain long-term borrowings for real estate. More information can be found in Note 16 to the Financial Statements, “Long-term Debt”, p. 78.

RISK RELATED TO INVESTMENTS IN SECURITIES

Delhaize Group has a price and credit risk on its financial investments. At the end of 2006, the Group’s financial investments amounted to EUR 153.4 million. Delhaize Group requires a minimum quality of its financial investments and it does not utilize derivatives for speculative purposes. The Company’s short-term investments have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum rating of A-/A3 for its financial investments. More information can be found in Note 11 to the Financial Statements, “Investment in Securities”, p. 74.

PENSION PLAN RISK

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the Company and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made.

Delhaize Group has defined benefit plans at Delhaize Belgium and Hannaford, supplemental executive retirements plans covering certain executives of Food Lion, Hannaford and Kash n’ Karry, and a post-employment benefit at Alfa-Beta. In total, approximately 15% of Delhaize Group’s associates were covered by defined benefit plans at the end of 2006.

When the assets of a defined benefit plan falls short of the obligations, the Company bears an underfunding risk. At the end of 2006, the underfunding of Delhaize Group’s defined benefit plans amounted to EUR 74.8 million and was recognized in the balance sheet.

More details on pension plans at Delhaize Group and its subsidiaries can be found in Note 23 to the Financial Statements, “Benefit Plans”, p. 83.

MACROECONOMIC RISK

Major macroeconomic risks of Delhaize Group are consumer spending and cost inflation. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor and cost of merchandise sold, the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on its profitability. In addition, rising fuel and energy prices can increase the Company’s cost for heating, lighting, cooling and transport. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2006, 71.6% of the Group’s sales were generated in the U.S., where all its stores are located on the East Coast. Consequently, Delhaize Group’s operations depend significantly upon the conditions in this area.

RISK RELATED TO COMPETITIVE ACTIVITY

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

RISK RELATED TO SOCIAL ACTIONS

At the end of 2006, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Greece and the Czech Republic. In its U.S. operations, the Group had union representation in one of Hannaford’s three distribution centers, for which a collective bargaining agreement with the union will remain in effect until February 2009.

DELHAIZE GROUP / ANNUAL REPORT 2006  43

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or parts of its workforce, in the event of which the Group cannot assure that it would be able to adequately meet the needs of its customers.

RISK RELATED TO IT SYSTEMS

Delhaize Group’s operations are for many functions and processes dependent on IT systems, developed and maintained by internal experts or third parties. Failure of these systems could possibly cause disruptions in its operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

EXPANSION RISK

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

ACQUISITION RISK

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses.

RISK RELATED TO EVENTS OF EXCEPTIONAL NATURE

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to: severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Company is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial loss will vary according to the nature and severity of any exceptional event.

LITIGATION RISK

Delhaize Group is from time to time involved in legal actions. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes that could result in an adverse effect on our financial statements. More information on pending litigation can be found in Note 39 to the Financial Statements, “Contingencies”, p. 96.

REGULATORY RISK

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in certain of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition or results of operations.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Code of Business Conduct and Ethics has been developed and implemented, anti-fraud and other appropriate training has been implemented within the Group and the internal audit function has been reinforced during the recent years.

RISK RELATED TO INTERNAL CONTROL WEAKNESSES

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. As a foreign company filing under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which, beginning with Delhaize Group’s annual report on Form 20-F for the year ending December 31, 2006, requires management and the Statutory Auditor to assess the effectiveness of the Company’s internal control over financial reporting.

RISK RELATED TO STOCK MARKET LISTING

Being listed on Euronext Brussels and the New York Stock Exchange, Delhaize Group is subject to Belgian and U.S. legislation and regulation regarding, among others, financial, governance and other disclosure, internal controls and

44  DELHAIZE GROUP / ANNUAL REPORT 2006

insider trading. As a result, it will continue to invest necessary resources to comply with evolving laws, regulations and standards and manage its risks related to its stock exchange listing.

TAX AUDIT RISK

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities, and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements.

PRODUCT LIABILITY RISK

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death.

As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

RISK OF ENVIRONMENTAL LIABILITY

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant.

SELF-INSURANCE RISK

The Group manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Company considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market.

The main risks covered by our insurance policies are the following:

•	Property damage and business interruption caused by fire, explosion, natural events or other perils.

•	Liability incurred because of damage caused to others by our operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers’ compensation or employers’ liability.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident, druggist claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group’s U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self-insurance reserves of EUR 117.5 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 22 to the Financial Statements, “Self-Insurance Provision” (p. 83).

DELHAIZE GROUP / ANNUAL REPORT 2006  45

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

BARON JACOBS (1940)

Chairman since 2005

Former Chairman of the Executive

Committee of UCB

Chairman of the Board of UCB,

Board member of Belgacom, Bekaert, SN Brussels Airlines

Former Chairman of Federation of Enterprises in Belgium and Former President of Unice

Dr. at Laws, Master of Econ. Sciences

Elected 2003

PIERRE-OLIVIER BECKERS (1960) President and CEO since 1999 President of the Belgian Olympic Committee Board member at CIES and Food Marketing Institute Master of Applied Economics, MBA Elected 1995

CLAIRE BABROWSKI (1957) Former COO and former acting CEO of RadioShack Former Senior EVP and Chief Restaurant Operations Officer of McDonald’s Corp. MBA Elected 2006	COUNT DE PRET ROOSE DE CALESBERG (1944) Former CFO of Umicore and UCB Board member of Inbev, Umicore, UCB Commercial Engineer Elected 2002

JACQUES DE VAUCLEROY (1961) Member Executive Board ING Group and CEO of ING Insurance Europe Master of Law, Master of Business Law Elected 2005

HUGH FARRINGTON (1945)

Former President and CEO of Hannaford Former Vice Chairman of Delhaize America

Former Executive Vice President of Delhaize Group

Former Vice Chairman of FMI

BA in History, MA in Education

Elected 2005

COUNT GOBLET D’ALVIELLA (1948) CEO of Sofina Board member at Suez, Eurazeo, Danone, Caledonia Investments Former Managing Director of Paine Webber Group Commercial Engineer, MBA Elected 2001

ROBERT J. MURRAY (1941)

Former Chairman, President and CEO of New England Business Service

Former EVP North Atlantic Group Gillette

Former Board member of Hannaford

Board member of LoJack Corp., The Hannover Insurance Group, IDEXX Laboratories, Tupperware Brands Corp.

BA in Science in Business Administration, MBA

Elected 2001

WILLIAM L. ROPER, MD (1948)

Dean of UNC School of Medicine

CEO of UNC Healthcare System

Professor of health policy and administration at the School of Public Health

Doctor of Medicine, MA in Public Health

Elected 2003

DIDIER SMITS (1962) Managing Director of Papeteries Aubry Former Manager of Advanced Technics Company Master in Econ. and Fin. Sciences Elected 1996

BARON VANSTEENKISTE (1947)

CEO of Recticel

Chairman of Spector Photo Group

Board member of Telindus, Sioen, Ter Beke Vleeswaren, Compagnie du Bois Sauvage

Former Chairman of Federation of Enterprises in Belgium

Civil Engineer

Elected 2005

46   DELHAIZE GROUP / ANNUAL REPORT 2006

EXECUTIVE COMMITTEE

PIERRE-OLIVIER BECKERS (1960) President and CEO Manager of the Year 2000 (Trends/Tendances) Master in Applied Economics, MBA Joined Delhaize Group in 1983	RICK ANICETTI (1957) EVP Delhaize Group and CEO of Food Lion since 2002 BA in Political Science Joined Hannaford in 1980

RENAUD COGELS (1949) EVP Delhaize Group, Head of Global Sourcing and CEO Southeastern Europe Master in Economics Joined Delhaize Group in 1977

MICHEL EECKHOUT (1949)

EVP Delhaize Group and Chief Information Officer (until June 30, 2007)

EVP Delhaize Group and CEO Delhaize Belgium (as of July 1, 2007)

Master in Economics, Executive Master in General Management

Joined Delhaize Group in 1978

ARTHUR GOETHALS (1946) EVP Delhaize Group and CEO Western and Central Europe Commercial degree, degree in Advanced Management Joined Delhaize Group in 1972 Will retire on June 30, 2007	RON HODGE (1948) EVP Delhaize Group and CEO of Hannaford BS in Business Administration Joined Hannaford in 1980

CRAIG OWENS (1954) EVP and CFO Delhaize Group BA in Politics, MBA, MA International Affairs Joined Delhaize Group in 2001	MICHAEL WALLER (1953) EVP and General Counsel Delhaize Group BA in Psychology, Juris Doctorate Joined Delhaize Group in 2000

JOYCE WILSON-SANFORD (1944)

EVP of Strategic Organizational Development Delhaize Group

BA in Psychology, English Literature and Education, MA in Business and Organizational Development

Joined Hannaford in 1989

Will retire on June 30, 2007

NICOLAS HOLLANDERS (1962) EVP of Human Resources and Organizational Development Delhaize Group Master in Law and Notary Law, Post Graduate in Economics Joined Delhaize Group in March 2007

THE FOLLOWING FORMER DIRECTORS AND EXECUTIVES HAVE BEEN GRANTED A HONORARY TITLE IN GRATITUDE FOR THEIR CONTRIBUTION TO DELHAIZE GROUP:

■	Honorary Chairman and Chief Executive Officer: Chevalier Guy Beckers, Baron de Vaucleroy

■	Honorary Chairman and Director: Mr. Frans Vreys

■	Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Mr. Raymond-Max Boon, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mrs. Victor Wolff-Vieujant

■	Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ’t Wallant

■	Honorary Member of the Executive Committee: Mr. Pierre Malevez

■	Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

On July 17, 2006, Mr. Jacques Le Clercq, Honorary Director of Delhaize Group passed away. Mr. Henry Stroobant, Honorary Chairman and Director, passed away on February 18, 2007. Chevalier Philippe van der Plancke, Honorary Director, passed away on March 4, 2007. Delhaize Group expresses its gratitude for their tremendous contribution to the Company and offers their families its sincere condolences.

DELHAIZE GROUP / ANNUAL REPORT 2006  47

CORPORATE GOVERNANCE

Compliance with best practices in corporate governance and with the law wherever it operates is a key principle in the way Delhaize Group conducts business. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Delhaize Group closely monitors developments in the corporate governance landscape and continues to strengthen its corporate governance structure where appropriate to ensure that the Company complies with applicable law and follows best practices.

CORPORATE GOVERNANCE CHARTER OF DELHAIZE GROUP

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group’s Corporate Governance Charter. The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company’s website (www.delhaizegroup.com).

The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company that, together with applicable law, the security exchange rules and the Company’s Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance chapter in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company’s corporate governance, including changes to the Company’s corporate governance together with relevant events that took place during 2006.

THE BOARD OF DIRECTORS

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its “best corporate interest.” This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities the Company has to its customers, associates, suppliers, and the communities where it operates. To achieve this, the Board of Directors, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company’s Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2006, the Board of Directors of Delhaize Group consisted of eleven members, including ten non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances.

The Board of Directors has determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the New York Stock Exchange (NYSE). The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group.

The shareholders also have determined that all directors with the exception of Chief Executive Officer Pierre-Olivier Beckers are independent under the criteria of the Belgian Company Code. Such determination was made, as applicable, either upon a director’s election or re-election to the Board, or at the Ordinary General Meeting held in 2004 under applicable transition rules.

48  DELHAIZE GROUP / ANNUAL REPORT 2006

Delhaize Group Board of Directors and Committee Membership in 2006

Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee		Membership Remuneration and Nomination Committee
Baron Jacobs (1940)	Chairman(1)	May 2003	2009			Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2009
Claire Babrowski (1957)	Director(1)	May 2006	2009	X	(2)
Count de Pret Roose de Calesberg (1944)	Director(1)	May 2002	2008	X
Jacques de Vaucleroy (1961)	Director(1)	May 2005	2008	X	(2)
Hugh Farrington (1945)	Director(1)	May 2005	2008			X
Count Goblet d’Alviella (1948)	Director(1)	May 2001	2007			X
Robert J. Murray (1941)	Director(1)	May 2001	2007	Chair		X
Dr. William Roper (1948)	Director(1)	July 2003	2007
Didier Smits (1962)	Director(1)	May 1996	2009	X
Baron Vansteenkiste (1947)	Director(1)	May 2005	2008

(1)	Independent director under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2)	Mr. de Vaucleroy resigned from the Audit Committee effective December 31, 2006. He has been replaced by Ms. Babrowski effective March 14, 2007.

Activity Report of the Board in 2006

In 2006, the Board of Directors met seven times. All directors were present at all meetings of the Board with the following exceptions: Mr. Jacques de Vaucleroy was excused at three meetings of the Board while Count de Pret Roose de Calesberg was excused at one meeting of the Board.

In 2006, the Board’s activities included, among others:

•	Regular closed sessions with and without the Chief Executive Officer of Delhaize Group

•	Two-day annual strategic session on key strategic issues and related follow-up discussions

•	Approval of the annual budget and the three-year financial plan

•	Regular business reviews

•	Review of forecasts

•	Review and approval of quarterly and annual financial statements

•

Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, the Management’s Report on the annual accounts and the consolidated financial statements and the annual report

•	Approval of sales and earnings press releases

•	Review and decision on possible acquisitions and divestitures

•	Regular review and update on treasury matters

•	Reports of Committee chairmen and decisions on Committee recommendations

•	Call and adoption of the agendas of the Extraordinary and Ordinary General Meetings

•	Nomination of Directors for renewal of their directors’ mandate and nomination of new Board member and assessment of their independence

•	Appointment of management representatives in accordance with Article 22 of the Articles of Association

•	Self-assessment

DELHAIZE GROUP / ANNUAL REPORT 2006  49

Nomination and Tenure of Directors

Pursuant to the Company’s Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. No director after having attained the age of 70 years shall be nominated for re-election or reappointment to the Board.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of the incumbent directors Count Goblet d’Alviella, Mr. Robert J. Murray and Dr. William Roper for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2007.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules and determined that, based on the information provided by Count Goblet d’Alviella, Mr. Murray and Dr. Roper, each of them qualify as independent under all these criteria. The Board will propose at the Ordinary General Meeting of May 24, 2007 that the shareholders acknowledge that Count Goblet d’Alviella, Mr. Murray and Dr. Roper are independent within the meaning of the Belgian Company Code.

Remuneration of the Board

The Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 80,000 per year per director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 160,000 per year (including any amount due as Chairman or member of any standing committee).

Non-executive directors of the Company do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as director of the Company. The amount of the remuneration granted for fiscal year 2006 individually to directors of the Company is described in Note 37 to the Financial Statements, “Related Party Transactions”, p. 95. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 49 provides an overview of the membership of the standing committees of the Board of Directors.

Audit Committee

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company’s Corporate Governance Charter.

The Audit Committee is composed solely of independent directors. The composition of the Audit Committee can be found in the table on page 49. The Board of Directors has also determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg, and Mr Jacques de Vaucleroy, audit committee member until December 31, 2006, and Ms Claire Babrowski, audit committee member as of March 14, 2007, are “audit committee financial experts” as defined under applicable U.S. law.

In 2006, the Audit Committee met five times. All members of the Audit Committee attended all meetings with the exception of Count Arnoud de Pret Roose de Calesberg who was excused at one meeting and Mr. Jacques de Vaucleroy who was excused at three meetings.

The activities of the Audit Committee in 2006 included, among others:

•	Review of financial statements and related sales and earnings press releases

•	Review of the effect of regulatory and accounting initiatives and off-balance sheet structures on the financial statements

•	Review of changes, as applicable, in accounting principles and valuation rules

•	Review of U.S. Securities and Exchange Commission comments to the 2005 annual report on Form 20-F and the Company’s responses

•	Review of the Internal Audit Plan

50  DELHAIZE GROUP / ANNUAL REPORT 2006

•	Review of management’s representation letter

•	Review of the Audit Committee Charter Required Actions Checklist

•	Review of reports concerning the policy on complaints (SOX 301 Reports Policy/Sentinel Hotline)

•	Review of SOX 404 compliance plan for 2006

•	Review of General Counsel reports

•	Review and evaluation of the lead partner of the independent auditor

•	Approval of the appointment of the Corporate Vice President of Internal Audit

•	Holding separate closed sessions with the independent auditor and with the Vice President of Internal Audit

•	Review and approval of the Policy for Audit Committee Approval of Independent Auditor Services

•	Review of required communications from the independent auditor

•	Recommendation of renewal of Statutory Auditor’s mandate and review and approve the Statutory Auditor’s global audit plan for 2006

•	Self-assessment

Remuneration and Nomination Committee

The principal responsibilities of the Remuneration and Nominating Committee are to: (i) identify individuals qualified to become Board members, consistent with criteria approved by the Board; (ii) recommend to the Board the director nominees for each Ordinary General Meeting; (iii) recommend to the Board director nominees to fill vacancies, (iv) recommend to the Board qualified and experienced directors for service on the committees of the Board; (v) recommend to the Board the compensation of the members of executive management, (vi) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (vii) evaluate the performance of the Chief Executive Officer; and (viii) advise the Board on other compensation issues. The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which are attached as Exhibit C to the Company’s Corporate Governance Charter.

The Remuneration and Nomination Committee is composed solely of non-executive directors, and all of them are independent directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The composition of the Remuneration and Nomination Committee can be found in the table on page 49.

In 2006, the Remuneration and Nomination Committee met three times. All members of the Remuneration and Nomination Committee attended all meetings.

The activities of the Remuneration and Nomination Committee in 2006 included, among others:

•	Approval of benchmark parameters and related data for 2006 compensation review

•	Review of and recommendation for Senior Management compensation individually and review variable remuneration for other levels of management in the aggregate

•	Recommendation of approval of employment agreement of the Chief Executive Officer of Delhaize Group

•	Recommendation for Board approval of Board membership nominations and director’s compensation

•	Recommendation of approval of 2005 annual incentive bonus funding

•	Review of and recommendations on long term incentive programs

•	Recommendation on 2006 Board remuneration

•	Recommendation on renewal of director mandates and review on independence qualifications

•	Recommendation on appointment of new director

•	Review of and recommendation on independence of Board members

EXECUTIVE MANAGEMENT

Chief Executive Officer and Executive Committee

Delhaize Group’s Chief Executive Officer, Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as the “Executive Management”). The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors,

DELHAIZE GROUP / ANNUAL REPORT 2006  51

oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of the Executive Management are attached as Exhibit D to the Company’s Corporate Governance Charter.

The composition of the Executive Committee and the changes thereto in the course of 2006 and early 2007 can be found on p. 47 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors.

Remuneration Policy

The individual remuneration of the members of the Delhaize Group Executive Management is determined by the Board of Directors upon the recommendation of the Remuneration and Nomination Committee. The Remuneration Policy of the Company is attached as Exhibit E to the Company’s Corporate Governance Charter.

Executive Management Compensation in 2006

For the year 2006, the aggregate amount of compensation, including contributions to the pension plans, but excluding employer social security contributions and expense for share-based compensation, expensed by Delhaize Group and its subsidiaries for the Executive Management as a group for services was EUR 11.0 million compared to EUR 9.3 million in 2005. Employer social security contributions and share-based compensation expense for the Executive Management in the aggregate are disclosed in Note 37 to the Financial Statements (p. 95). An aggregate number of 133,459 Delhaize Group stock options/warrants and 39,448 restricted stock unit awards were granted to the Executive Management in 2006. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Executive Management.

In line with the recommendation of the Belgian Code Corporate Governance, the compensation and benefits granted by Delhaize Group and its subsidiaries individually to Mr. Pierre-Olivier Beckers, President and Chief Executive Officer, and in the aggregate to the eight other member of the Executive Management is described in Note 37 to the Financial Statements, “Related Party Transactions” (p. 95).

The Executive Managers also participate in the equity-linked component of the Company’s long-term incentive program. The aggregate numbers of Delhaize Group shares, stock options or other rights to acquire Delhaize Group shares, granted by the Company and its subsidiaries during 2006 to the CEO and other Executive Managers are described individually in Note 37 to the Financial Statements, “Related Party Transactions” (p. 95).

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers

The Company’s Executive Managers, in accordance with employment-related agreements and applicable law, are (i) compensated in line with the Company’s Remuneration Policy, (ii) assigned duties and responsibilities in line with current market practice for their position and with the Company’s Terms of Reference of the Executive Management, (iii) required to abide by the Company’s policies and procedures, including the Company’s Code of Business Conduct and Ethics, (iv) subject to confidentiality and non-compete obligations to the extent authorized by law and (v) subject to other clauses typically included in employment agreements for executives. In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in: (i) payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by the Company or for good reason by the Executive Manager, and (ii) accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of the Company.

SHAREHOLDERS

Ordinary General Meeting

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary General Meeting of 2006 was held on May 24, 2006. The Company’s management presented the Management Report, the report of the statutory auditor and the consolidated annual accounts. The General Meeting then approved the non-consolidated annual accounts of fiscal year 2005 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2005. The Ordinary General Meeting decided to amend the directors’ compensation and to renew the director’s mandate of Baron Georges Jacobs, Mr. Pierre-Olivier Beckers and Mr. Didier Smits and elected Ms. Claire Babrowski as a new director. The Ordinary General Meeting appointed Mr. Jacobs, Mr. Smits and Ms. Babrowski as independent directors under the Belgian Company Code. The Ordinary General Meeting approved a stock option plan, launched in 2006 with respect to equity awards that could be granted to Executive Management and approved accelerated vesting of such stock options upon a change of control. The minutes of the Ordinary General Meeting, including the voting results, are available

52  DELHAIZE GROUP / ANNUAL REPORT 2006

on the Company’s website together with all other relevant documents.

Extraordinary General Meetings of April 25, 2006 and May 24, 2006

The Board called an Extraordinary General Meeting on April 25, 2006. Since the required quorum was not achieved, no decisions were taken during that meeting, and a second Extraordinary General Meeting was called with the same agenda on May 24, 2006. The Extraordinary General

Meeting of May 24, 2006 renewed the powers of the Board with respect to the acquisition of shares of the Company. The minutes of the Extraordinary General Meeting of May 24, 2006, including the voting results, are available on the Company’s website together with all other relevant documents.

Shareholder Structure and Ownership Reporting

Pursuant to Belgian law and the Company’s Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any shares, American Depositary Receipts (“ADRs”) or other securities giving the right to acquire additional shares or ADRs of the Company, is directly or indirectly the beneficial owner of 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of the Company which causes such beneficial owner’s total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, report its ownership to the Company and to the Belgian Banking, Finance and Insurance Commission, as set forth in the March 2, 1989 Law on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this law.

Any person failing to comply with the reporting requirements mentioned above may forfeit all or part of the rights attributable to such Delhaize Group securities, including, but not limited to, voting rights or rights to distributions of cash or share dividends or may even be ordered by the President of the Belgian Commercial Court to sell the securities concerned to a non-related party.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2006 holdings of at least 3% of the outstanding shares, warrants and convertible bonds of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds (December 31, 2006)
September 16, 2005	Axa (consolidated)	13,209,804	12.55%	12.41%
	Avenue Matignon 25
	75008 Paris
	France

	Including:

	- Alliance Capital Management L.P. (U.S.)(1)	11,718,406	11.13%	11.01%
	- Axa Rosenberg (United Kingdom) (1)	1,206,132	1.15%	1.13%
	- Axa IM (France)(1)	266,966	0.25%	0.25%
	- Ardenne Prevoyante - Axa (Belgium)(2)	18,300	0.02%	0.02%

June 11, 2003	Sofina SA	3,168,444	3.22%	2.98%
	Rue des Colonies 11
	1000 Brussels
	Belgium

(1)	Shares are beneficially owned by third parties.
(2)	Shares are beneficially owned by shareholder providing notice.

DELHAIZE GROUP / ANNUAL REPORT 2006  53

On December 31, 2006, the directors and the Company’s Executive Management owned as a group 325,980 ordinary shares or ADRs of Delhaize Group SA, which represented approximately 0.34% of the total number of outstanding shares of the Company as of that date. On December 31, 2006, the Company’s Executive Management owned as a group 856,412 stock options, warrants and restricted stock units over an equal number of existing or new ordinary shares or ADRs of the Company.

EXTERNAL AUDIT

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d’Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Philip Maeyaert, until the Ordinary General Meeting in 2008.

Certification of Accounts 2005

In 2006, the Statutory Auditor certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2005 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee examined and discussed the Statutory Auditor’s findings on these accounts with the Statutory Auditor.

Statutory Auditor’s Fees for Services related to 2006

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2006 to Delhaize Group SA and its subsidiaries.

(in EUR)	2006
a. Statutory audit Delhaize Group SA (1)	426,650
b. Legal audit of the consolidated financial statements (1)	207,800
Subtotal a,b : Fees as approved by the shareholders at the Ordinary General Meeting of May 24, 2006	634,450

c. Statutory audit subsidiaries of Delhaize Group	2,218,608
Subtotal a, b, c: Statutory audit of the Group and subsidiaries	2,853,058

d. Reconciliation to US GAAP	81,600
e. Other legally required services	45,563
Subtotal d, e	96,500

f. Consultation and other non-routine audit services	190,675
g. Tax services	—
Subtotal f, g	190,675

TOTAL	3,170,985

(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission, Delhaize Group must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, (ii) attestation reports from the Company’s Statutory Auditor on such management report and (iii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, beginning with the Company’s annual report on Form 20-F for the year ending December 31, 2006, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. This has influenced the fees of the Statutory Auditor related to 2006 significantly and counts for a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group SA”, the “Statutory audit subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2006.

The Audit Committee has monitored the independence of the Statutory Auditor under the Company’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

ADDITIONAL GOVERNANCE MATTERS

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company’s Code of Business Conduct and Ethics. The Company’s Related Party Transactions Policy, which is summarized in the Company’s Corporate Governance Charter, is attached as Exhibit G to the Company’s Corporate Governance Charter. The Company’s Code of Business Conduct and Ethics is attached as Exhibit F to the Company’s Corporate Governance Charter.

Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found under Note 37 to the Financial Statements (p. 95).

Insider Trading and Market Manipulation Policy

In 2006, the Company revised its Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) to reflect the new Belgian rules of market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who have regular access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list

54  DELHAIZE GROUP / ANNUAL REPORT 2006

of persons having access to material non-public information and regularly informs these persons about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Group Designation of Authority

On December 15, 2006, the Company’s Chief Executive Officer approved a “Group Designation of Authority” applicable to all operational companies of the Group. This document provides the minimum Group management approval requirements for maintaining internal control over operating companies’ matters while promoting the effective and efficient conduct of business.

Section 404 of the Sarbanes-Oxley Act of 2002

As a company that has securities registered with the U.S. Securities and Exchange Commission, Delhaize Group must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, (ii) attestation reports from the Company’s Statutory Auditor on such management report and (iii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, beginning with the Company’s annual report on Form 20-F for the year ending December 31, 2006, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. Management’s assessment and the Statutory Auditors related opinions will be included in the Annual Report on Form 20-F for the year ending December 31, 2006, which is required to be filed with the U.S. Securities and Exchange Commission by June 30, 2007.

Compliance with the Belgian Code on Corporate Governance

Delhaize Group follows the corporate governance principles described in the Belgian Code on Corporate Governance. In line with the “comply-or-explain” principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

•

Provision 2.3 of the Belgian Code on Corporate Governance states that, in assessing the independence of directors, all criteria described in Appendix A to the Belgian Code on Corporate Governance should be applied. Delhaize Group applies all such criteria, except for the requirement that an independent director should not have served on the Board as a non-executive director for more than three terms. The Board believes that a long tenure does not, as such, impair the independence of a director and therefore does not believe it should establish a limit on the number of terms a director may serve. Establishing such limit holds the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. Consequently, the Board will review the continued appropriateness of Board membership each time a director qualifies for re-election. As disclosed and justified in the Corporate Governance Chapter of the annual report on 2005, the Board made such review with respect to the proposed renewal of the mandate of Mr. Smits. Upon proposal of the Board, the General Meeting of May 24, 2006 appointed Mr. Smits as an independent director within the meaning of the Belgian Company Code.

•

Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider taking more than five directorships in listed companies. The Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. As disclosed and justified in the Corporate Governance Chapter of the annual report on 2005, the Board of Directors granted such waiver to Baron Vansteenkiste and Count Goblet d’Alviella, who both serve on the Boards of more than five listed companies.

•

Provision 8.9 of the Belgian Code on Corporate Governance prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting should not exceed 5% of the share capital. Even though the Company’s management or the Board will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5 % of the share capital is too low to oblige the Company to put any proposal of whatever nature on the agenda of the General Meeting. The Board therefore retains the principles in this context as prescribed by Article 30 of the Company’s Articles of Association and by Article 532 of the Belgian Company Code which foresee the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting.

DELHAIZE GROUP / ANNUAL REPORT 2006  55

56  DELHAIZE GROUP / ANNUAL REPORT 2006

63 NOTES TO THE FINANCIAL STATEMENTS

1. General Information
2. Summary of Significant Accounting Policies
3. Change in Accounting Policy
4. Business Acquisitions
5. Disposal Group Classified as Held for Sale
6. Segment Information
7. Goodwill
8. Intangible Assets
9. Property, Plant and Equipment
10. Investment Property
11. Investment in Securities
12. Other Financial Assets
13. Inventories
14. Dividends
15. Equity
16. Long-term Debt
17. Short-term Borrowings
18. Leases
19. Derivative Instruments
20. Provisions
21. Closed Store Provision
22. Self Insurance Provision
23. Benefit Plans
24. Accrued Expenses
25. Income Taxes
26. Earnings per Share
27. Discontinued Operations
28. Share Based Compensation
29. Cost of Sales
30. Employee Benefit Expenses
31. Other Operating Income
32. Other Operating Expenses
33. Finance Costs
34. Income from Investments
35. Net Foreign Exchange [Gains] Losses
36. Supplemental Cash Flow Information
37. Related Party Transactions
38. Commitments
39. Contingencies
40. Subsequent Events
41. List of Consolidated and Associated Companies

DELHAIZE GROUP / ANNUAL REPORT 2006  57

CONSOLIDATED BALANCE SHEETS

Consolidated Assets

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Goodwill	7	2,697.6	2,997.4	2,462.8
Intangible assets	8	604.6	675.2	601.4
Property, plant and equipment	9	3,400.0	3,587.7	3,022.8
Investment property	10	25.6	28.0	17.8
Investment in securities	11	121.0	125.0	115.9
Other financial assets	12	11.9	12.3	41.5
Deferred tax assets	25	7.9	5.5	6.0
Derivative instruments	19	0.2	1.2	6.3
Other non-current assets		4.0	8.3	4.2

Total non-current assets		6,872.8	7,440.6	6,278.7

Inventories	13	1,337.9	1,418.0	1,224.5
Receivables		527.1	482.6	446.0
Income tax receivable		2.5	11.7	5.5
Investment in securities	11	32.4	29.1	24.6
Other financial assets	12	0.3	0.3	1.5
Derivative instruments	19	1.7	—	—
Prepaid expenses		39.0	42.1	41.4
Other current assets		25.8	24.6	19.9
Cash and cash equivalents		304.8	804.9	660.4
Assets classified as held for sale	5	151.1	—	—

Total current assets		2,422.6	2,813.3	2,423.8

Total assets		9,295.4	10,253.9	8,702.5

(1)	Adjusted for the change in accounting policy described in Note 3

58  DELHAIZE GROUP / ANNUAL REPORT 2006

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Share capital	15	48.2	47.4	46.8
Share premium	15	2,514.5	2,428.3	2,375.4
Treasury shares	15	(54.8)	(33.4)	(18.3)
Retained earnings	15	2,075.6	1,837.7	1,578.0
Other reserves	15	(32.6)	(49.2)	(34.3)
Cumulative translation adjustments	15	(1,025.7)	(664.9)	(1,105.4)
Shareholders’ equity		3,525.2	3,565.9	2,842.2
Minority interests	15	36.2	30.2	32.4

Total equity		3,561.4	3,596.1	2,874.6

Long-term debt	16	2,169.8	2,546.4	2,773.0
Obligations under finance lease	18	602.0	653.5	558.5
Deferred tax liabilities	25	186.0	242.5	237.7
Derivative instruments	19	2.8	9.1	15.1
Provisions	20, 21, 22, 23	290.3	350.7	288.4
Other non-current liabilities		34.5	35.9	25.6

Total non-current liabilities		3,285.4	3,838.1	3,898.3

Short-term borrowings	17	101.8	0.1	28.1
Long-term debt - current	16	181.6	658.3	10.8
Obligations under finance lease - current	18	34.5	35.8	30.1
Derivative instruments	19	2.1	—	—
Provisions - current	20, 21, 22, 23	14.3	21.5	27.5
Income tax payable		75.1	79.5	60.6
Accounts payable		1,504.4	1,498.3	1,308.1
Accrued expenses	24	384.0	415.9	366.9
Other current liabilities		99.6	110.3	97.5
Liabilities associated with assets held for sale	5	51.2	—	—

Total current liabilities		2,448.6	2,819.7	1,929.6

Total liabilities		5,734.0	6,657.8	5,827.9

Total liabilities and equity		9,295.4	10,253.9	8,702.5

(1)	Adjusted for the change in accounting policy described in Note 3

DELHAIZE GROUP / ANNUAL REPORT 2006  59

CONSOLIDATED INCOME STATEMENTS

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Net sales and other revenues		19,225.2	18,345.3	17,596.8
Cost of sales	29, 30	(14,372.2)	(13,710.1)	(13,250.9)

Gross profit		4,853.0	4,635.2	4,345.9
Gross margin		25.2%	25.3%	24.7%

Other operating income	31	82.8	70.7	66.2
Selling, general and administrative expenses	30	(3,970.3)	(3,766.8)	(3,522.9)
Other operating expenses	32	(19.2)	(39.2)	(27.0)

Operating profit		946.3	899.9	862.2
Operating margin		4.9%	4.9%	4.9%

Finance costs	33	(295.6)	(322.6)	(319.2)
Income from investments	34	19.9	26.1	14.7

Profit before taxes and discontinued operations		670.6	603.4	557.7

Income tax expense	25	(245.0)	(223.8)	(200.4)

Net profit from continuing operations		425.6	379.6	357.3

Result from discontinued operations (net of tax)	27	(65.3)	(9.5)	(55.5)

Net profit		360.3	370.1	301.8

Net profit attributable to minority interest		8.4	4.9	6.1
Net profit attributable to equity holders of the Group (Group share in net profit)		351.9	365.2	295.7

(in EUR)
Earnings per share	26
Basic
Net profit from continuing operations		4.39	3.99	3.79
Group share in net profit		3.71	3.89	3.19
Diluted
Net profit from continuing operations		4.19	3.81	3.66
Group share in net profit		3.55	3.71	3.09

(in thousands)
Weighted average number of shares outstanding
Basic		94,939	93,934	92,663
Diluted		101,906	100,897	97,627

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions of EUR)	2006	2005(1)	2004(1)
Amortization of deferred loss on hedge, net of tax	3.2	4.1	4.3
Unrealized gain (loss) on securities held for sale, net of tax	(0.1)	0.1	0.3
Actuarial gain (loss) on defined benefit plans, net of tax	9.9	(14.2)	(3.7)
Exchange differences gain (loss) on translation of foreign operations	(356.6)	435.1	(215.1)

Net income (expense) recognized directly in equity	(343.6)	425.1	(214.2)
Net profit	360.3	370.1	301.8

Total recognized income and expense for the period	16.7	795.2	87.6
Amount attributable to minority interest	8.1	4.9	5.1
Amount attributable to equity holders of the Group	8.6	790.3	82.5

(1)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations

60  DELHAIZE GROUP / ANNUAL REPORT 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of EUR)	2006	2005(1)	2004(1)
Operating activities
Group share in net profit	351.9	365.2	295.7
Net profit attributable to minority interest	8.4	4.9	6.1
Adjustments for:
Depreciation and amortization - continuing operations	496.0	474.6	457.2
Depreciation and amortization - discontinued operations	7.2	8.7	12.1
Impairment - continuing operations	2.8	6.8	8.1
Impairment - discontinued operations	64.8	5.0	21.5
Provisions for losses on accounts receivable and inventory obsolescence	11.8	13.0	0.3
Share-based compensation	23.5	27.6	24.3
Income taxes	242.2	222.2	178.1
Finance costs	300.0	328.4	325.9
Income from investments	(20.0)	(26.2)	(14.8)
Other non-cash items	2.4	10.2	5.4
Changes in operating assets and liabilities:
Inventories	(55.5)	(40.8)	75.2
Receivables	(71.1)	(26.2)	(6.6)
Prepaid expenses and other assets	(8.5)	(2.4)	(5.5)
Accounts payable	112.5	60.0	27.2
Accrued expenses and other liabilities	12.5	13.3	(17.0)
Provisions	(31.9)	(25.9)	(7.1)
Interests paid	(292.1)	(302.2)	(290.8)
Interests and dividends received	18.6	24.8	17.3
Income taxes paid	(265.2)	(238.7)	(123.4)

Net cash provided by operating activities	910.3	902.3	989.2

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	0.5	(175.5)	(151.1)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed	—	—	2.1
Purchase of tangible and intangible assets (capital expenditures)	(699.9)	(636.1)	(494.1)
Sale of tangible and intangible assets	15.9	30.5	34.5
Investment in debt securities	(102.0)	(52.7)	(25.7)
Sale and maturity of debt securities	75.3	49.5	—
Purchase of other financial assets	(0.3)	(2.6)	(30.1)
Sale and maturity of other financial assets	1.7	36.7	22.5
Settlement of derivative instruments	(13.1)	(6.4)	—

Net cash used in investing activities	(721.9)	(756.6)	(641.9)

Cash flow before financing activities	188.4	145.7	347.3

Financing activities
Proceeds from the exercise of share warrants and stock options	56.6	32.5	38.7
Treasury shares purchased	(30.2)	(22.6)	(9.5)
Dividends paid	(113.2)	(105.3)	(92.7)
Dividends paid by subsidiaries to minority interests	(1.6)	—	(1.5)
Escrow maturities	10.8	11.9	9.2
Borrowing under long-term loans (net of financing costs)	0.9	96.2	295.0
Repayment of long-term loans	(630.6)	(17.8)	(48.3)
Repayment of lease obligations	(36.2)	(33.3)	(30.7)
Borrowings under short-term loans (> three months)	497.8	—	19.8
Repayment under short-term loans (> three months)	(402.2)	(29.9)	(5.0)
Addition to (repayment of) short-term loans (< three months)	11.1	(0.3)	(220.7)

Net cash used in financing activities	(636.8)	(68.6)	(45.7)
Effect of foreign exchange translation differences	(42.2)	67.4	(32.3)

Net (decrease) increase in cash and cash equivalents	(490.6)	144.5	269.3
Cash and cash equivalents at beginning of period	804.9	660.4	391.1
Cash and cash equivalents at end of period	314.3 (2)	804.9	660.4

(1)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations
(2)	Of which EUR 9.5 million included in assets classified as held for sale

DELHAIZE GROUP / ANNUAL REPORT 2006  61

QUARTERLY DATA (Unaudited)

(in millions of EUR, except earnings per share)

2006	Full Year	1st Quarter	2nd Quarter	3[r]d Quarter	4th Quarter
Net sales and other revenues	19,225.2	4,735.5	4,829.8	4,812.6	4,847.3
Gross profit	4,853.0	1,212.9	1,218.2	1,205.8	1,216.1
Gross margin	25.2%	25.6%	25.2%	25.1%	25.1%
Selling, general and administrative expenses	(3,970.3)	(999.5)	(1,002.0)	(994.3)	(974.5)
as a percentage of sales and other revenues	20.7%	21.1%	20.8%	20.7%	20.1%
Operating profit	946.3	227.4	227.1	229.4	262.4
Operating margin	4.9%	4.8%	4.7%	4.8%	5.4%
Net profit from continuing operations	425.6	97.8	96.9	108.8	122.1
Group share in net profit	351.9	97.3	94.6	45.3	114.7
Group share in net profit per share:
- Basic	3.71	1.03	1.00	0.48	1.20
- Diluted	3.55	0.99	0.96	0.47	1.14

2005(1)	Full Year	1st Quarter	2nd Quarter	3[r]d Quarter	4th Quarter
Net sales and other revenues	18,345.3	4,247.8	4,520.4	4,682.2	4.894.9
Gross profit	4,635.2	1,080.5	1,135.2	1,186.8	1,232.7
Gross margin	25.3%	25.4%	25.1%	25.3%	25.2%
Selling, general and administrative expenses	(3,766.8)	(886.6)	(937.6)	(971.0)	(971.6)
as a percentage of sales and other revenues	20.5%	20.9%	20.7%	20.7%	19.9%
Operating profit	899.9	205.3	205.8	224.2	264.2
Operating margin	4.9%	4.8%	4.6%	4.8%	5.4%
Net profit from continuing operations	379.6	84.8	78.0	92.0	124.8
Group share in net profit	365.2	81.3	76.9	89.7	117.3
Group share in net profit per share:
- Basic	3.89	0.87	0.82	0.95	1.24
- Diluted	3.71	0.83	0.79	0.91	1.18

2004(1)	Full Year	1st Quarter	2nd Quarter	3[r]d Quarter	4th Quarter
Net sales and other revenues	17,596.8	4,259.7	4,523.5	4,453.7	4,359.9
Gross profit	4,345.9	1,042.5	1,119.2	1,116.4	1,067.8
Gross margin	24.7%	24.5%	24.7%	25.1%	24.5%
Selling, general and administrative expenses	(3,522.9)	(850.3)	(900.1)	(896.6)	(875.9)
as a percentage of sales and other revenues	20.0%	20.0%	19.9%	20.1%	20.1%
Operating profit	862.2	202.9	236.5	223.4	199.4
Operating margin	4.9%	4.8%	5.2%	5.0%	4.6%
Net profit from continuing operations	357.3	82.6	105.0	93.1	76.6
Group share in net profit	295.7	39.2	99.0	90.4	67.1
Group share in net profit per share:
- Basic	3.19	0.42	1.07	0.98	0.72
- Diluted	3.09	0.42	1.04	0.93	0.69

(1)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations

62  DELHAIZE GROUP / ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our” and “the Group”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products and health and beauty products.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

The consolidated financial statements for the year ended December 31, 2006 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 14, 2007 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 24, 2007. In compliance with Belgian law, the consolidated accounts will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

See Note 3 for a description of the change in accounting policy for defined benefit plans.

Basis of Presentation

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These financial statements have been prepared under the historical cost convention except for certain accounts for which IFRS requires another convention, as disclosed in the corresponding notes.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of Delhaize America based on its fiscal calendar year. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements taken as a whole. The consolidated results of Delhaize Group for 2006, 2005 and 2004 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 30, 2006, 52 weeks ended December 31, 2005 and 52 weeks ended January 1, 2005, respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar year basis.

Group Accounting Policies

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The accounts of consolidated subsidiaries are restated as necessary to comply with the accounting policies adopted in the consolidated financial statements where such restatement has a significant effect on the consolidated accounts taken as a whole.

Principles of Consolidation

All companies over which Delhaize Group can exercise control are fully consolidated. Delhaize Group owns directly or indirectly more than half of the voting rights of all subsidiaries that are fully consolidated. Companies over which joint control is exercised, as evidenced by a contractual agreement, are proportionately consolidated. Companies over which Delhaize Group has significant influence (generally 20% or more of the voting power) but for which it neither exercises control nor joint control are accounted for under the equity method. Subsidiaries are fully and joint ventures proportionately consolidated from the date on which control or joint control is transferred to the Group. They are deconsolidated from the date that control or joint control ceases.

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euros, reflecting the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate). The income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

Foreign currency transactions are initially recognized at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet exchange rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

(in EUR)	Closing Rate			Average Daily Rate
	2006	2005	2004	2006	2005	2004
1 USD	0.759301	0.847673	0.734160	0.796433	0.803800	0.803922
100 CZK	3.638348	3.448276	3.282563	3.528376	3.357732	3.135671
100 SKK	2.904022	2.639916	2.580978	2.685711	2.590746	2.498637
100 ROL	—	—	0.002539	—	—	0.002469
100 RON(1)	29.555194	27.172436	—	28.362039	27.617466	—
100 THB	2.138123	2.059350	1.876595	2.101122	1.994243	1.995110
100 IDR	0.008443	0.008578	0.007864	0.008686	0.008269	0.008987

(1)	As of July 1, 2005, the Romanian Leu (ROL) has been replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON

DELHAIZE GROUP / ANNUAL REPORT 2006  63

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and other assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Our estimates generally have not deviated significantly from actual results. Estimates and judgments are particularly important to, but not limited to, determining the provisions for closed stores, self-insurance obligations, defined benefit plan obligations, income taxes, inventory losses and assessing assets for impairment.

Goodwill

The purchase method of accounting is used to account for acquisitions of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

Upon adoption of IFRS on January 1, 2003, Delhaize Group did not apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003.

Goodwill is not amortized but reviewed for impairment annually and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the operating entity level, which is the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the foreign operation and converted at the closing exchange rate into euros.

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, and computer software, various licenses and prescription files. Intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with definite lives are as follows:

• Prescription files	15 years

• Favorable lease rights	Lease term

• Computer software	3 to 5 years

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names.

Property, Plant and Equipment and Investment Property

Property, plant and equipment and investment property are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Finance lease assets and leasehold improvements are depreciated over the lesser of the expected useful life of similar owned assets or the relevant lease term. Land is not depreciated. Useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years

• Plant, machinery and equipment	3 to 14 years

• Furnitures, vehicles and other tangible fixed assets	5 to 10 years

Non-current Assets and Disposal Groups Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of the asset’s carrying amount or fair value less costs to sell.

Borrowing Costs

Borrowing costs attributable to the construction or production of qualifying assets are capitalized.

Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to their recoverable amount, i.e., the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount. If impairment is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed, except for goodwill.

Financial Instruments

Delhaize Group accounts for financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation.”

64  DELHAIZE GROUP / ANNUAL REPORT 2006

•

Financial assets: Financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets. Subsequent measurement depends on the purpose of the instrument. Investments held to maturity are maintained at amortized cost less any impairment losses. After initial recognition, available-for-sale investments are measured at fair value with gains and losses from changes in fair value recognized directly in equity until they are either disposed or impaired. Impairment losses and foreign exchange gains and losses relating to debt securities are charged to the income statement. Upon disposal of available-for-sale investments, cumulative gains or losses previously recognized in equity are charged to the income statement. Purchases and sales of financial assets are accounted for at settlement date.

•

Financial liabilities and equity: Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

•

Financial liabilities: Financial liabilities are initially recorded at fair value less transaction costs directly attributable to the issuance of the financial liability. After initial recognition, financial liabilities are measured at amortized cost, unless they are hedged and the hedging relationship qualifies for hedge accounting, in which case the value is adjusted to reflect changes in the fair value of the hedged risk. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added or subtracted from the carrying amount of the instrument. Issuance, purchases and sales of financial liabilities are accounted for at settlement date. Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the embedded option to convert the liability into equity of the Group and is recorded in equity. Interest expense on the liability component of the convertible note or bond is calculated by applying the prevailing market interest rate for similar non-convertible debt. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond or note.

•

Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet exchange rate. Delhaize Group does not currently apply cash flow hedge accounting and net investment hedge accounting.

•

Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Consideration received upon disposition of treasury shares is included in shareholders’ equity.

•

Receivables and payables: Amounts receivable and payable are recorded at amortized cost (which in practice equals nominal value), less a provision for any doubtful amount receivable. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Net realizable value is the anticipated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with an original maturity of three months or less. Negative cash balances are reclassified to liabilities.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Tax currently payable is based on the taxable profit of the year under applicable tax law and includes taxes related to prior years recorded in the current year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liabilities and assets are established for temporary differences between the carrying amount and the tax basis of assets and liabilities (including finance leases) and are subsequently adjusted to reflect changes or substantially enacted changes in tax rates expected to be in effect when the temporary differences reverse. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are included in the consolidated accounts only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, the unused tax losses and unused tax credits can be utilized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. The

•

Closed store costs: Upon the closing of a store, a provision is recorded for the present value of any estimated lease liabilities, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. When severance costs are incurred in connection with a store closing, a liability for the termination benefits is recognized at the communication date for the estimated settlement amount. The adequacy of the closed store provision is dependent upon the economic conditions in which closed stores are located which will impact the Group’s ability to realize estimated sublease income.

Provisions for closed store costs, including lease liabilities and severance costs, are included in other operating expenses or result from discontinued operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

The value of owned property and equipment related to a closed store is reduced to reflect the recoverable value based on the Group’s previous experience in disposing of similar assets and economic conditions at closing. The

DELHAIZE GROUP / ANNUAL REPORT 2006  65

resulting impairment loss is included in other operating expenses. Inventory write-downs, if any, in connection with store closings are classified in cost of sales or result from discontinued operations. Costs to transfer inventory and equipment from closed stores are expensed as incurred.

•

Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accident, druggist claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale and sales to wholesale customers are recognized upon delivery. Sales are recorded net of sales taxes and value added taxes. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to retail customers through certain loyalty card programs and are recognized as a reduction in sales as the products are sold. Loyalty programs also exist whereby customers earn points for future purchases. Sales are reduced when the points are awarded and a liability is recognized for expected redemption of points.

Discounts provided by vendors, in the form of manufacturer’s coupons, are not recognized as a reduction in sales but are recorded as a receivable. Delhaize Group does not recognize a sale when it sells gift cards and gift certificates, but, a sale is recognized when the gift card or gift certificate is redeemed by the retail customer.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Income from new product introduction consist of allowances received to compensate for costs incurred for product handling and are recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

•

A defined benefit plan is a benefit plan that defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized income and expense (see Note 3). Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

•

A defined contribution plan is a pension plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as employee benefit expense when they are due.

•

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary termination in exchange for benefits. The Group recognizes termination benefits when it is demonstrably committed to terminating the employment of employees according to a detailed formal plan without possibility of withdrawal.

•

Share-based payments: the Group provides various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton valuation model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Discontinued Operations

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Delhaize Group has classified its Czech Republic, Thailand and Slovakia businesses in discontinued operations as well as the 34 Kash n’ Karry stores closed in the first quarter of 2004, which were principally located on the East Coast of Florida and in the Orlando, Florida market.

Segment Reporting

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in Romania and Indonesia and, until their divestiture, the Czech Republic, Thailand and Slovakia. Delhaize Group has only one business segment. In 2006, the operation of retail food supermarkets represented approximately 91% of the Group’s consolidated net sales and other revenues.

Standards and Interpretations which Became Applicable During 2006

The following standards and interpretations became effective in 2006 and had no material impact on the financial statements of the Group, except with respect of the amendment to IAS 19 discussed in Note 3:

•	IFRS 6 “Exploration for and Evaluation of Mineral Resources”

•	IAS 19 “Employee Benefits” - Amendment - Actuarial Gains and Losses, Group Plans and Disclosures

•	IAS 21 “The Effect of Changes in Foreign Exchange Rates” - Net Investment in a Foreign Operation

66  DELHAIZE GROUP / ANNUAL REPORT 2006

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment - The Fair Value Option

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment - Financial Guarantee Contracts

•	IFRIC 4 “Determining whether an Arrangement contains a Lease”

•	IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitations Funds”

•	IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”

Standards and Interpretations Issued but not yet Effective

The Group did not early apply the following IFRS Standards and Interpretations which were issued at the date of authorisation of these financial statements but not yet effective on the balance sheet date. The Group anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•	IAS 1 “Presentation of Financial Statements” - Amendment - Capital Disclosures (applicable for accounting years beginning on or after January 1, 2007)

•	IFRS 7 “Financial Instruments: Disclosures” (applicable for accounting years beginning on or after January 1, 2007)

•	IFRS 8 “Operating Segments” (applicable for accounting years beginning on or after January 1, 2009)

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” (applicable for accounting years beginning on or after March 1, 2006)

•	IFRIC 8 “Scope of IFRS 2” (applicable for accounting years beginning on or after May 1, 2006)

•	IFRIC 9 “Reassessment of Embedded Derivatives” (applicable for accounting years beginning on or after June 1, 2006)

•	IFRIC 10 “Interim Financial Reporting and Impairment of Assets” (applicable for accounting years beginning on or after November 1, 2006)

•	IFRIC 11 “Group and Treasury Share Transactions” (applicable for accounting years beginning on or after March 1, 2007)

•	IFRIC 12 “Service Concession Arrangements” (applicable for accounting years beginning on or after January 1, 2008)

3. Change in Accounting Policy

In December 2004, an amendment to IAS 19 “Employee Benefits” was issued, providing an option to recognize actuarial gains and losses in full in the statement of recognized income and expense in the period in which they occur. Before the amendment, IAS 19 required actuarial gains and losses that fell outside the allowed corridor (i.e., 10% of the greater of the present value of the defined benefit obligation or the fair value of plan assets) to be recognized in the income statement, either in the period in which they occurred or spread over the remaining service lives of the employees.

Delhaize Group determined that full recognition of the actuarial gains and losses enhances the transparency of its financial statements and therefore decided to apply the new option. Furthermore, as a company listed on the New York Stock Exchange, Delhaize Group prepares a reconciliation of its net income and shareholders’ equity to US GAAP. Delhaize Group strives to align its IFRS accounting policy decisions with US GAAP requirements to the extent possible and where appropriate. Under US GAAP, a new standard, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” was issued in September 2006. SFAS 158 requires recognizing the funded status of a benefit plan – measured as the difference between the plan assets and benefit obligation – in the statement of financial position.

This change in accounting policy was applied retrospectively; the effect on the current year consolidated balance sheet and income statement and the adjustment on previous years consolidated balance sheets and income statements are presented in the table below:

	December 31,
(in millions of EUR)	2006	2005	2004
Increase of provisions (non-current)	16.8	43.2	17.5
Decrease of provisions (current)	—	7.6	6.5
Decrease of other reserves	9.8	20.4	5.6
Decrease of other liabilities (non-current)	—	4.0	1.6
Decrease of deferred tax liabilities	4.4	10.6	2.9
Increase of deferred tax assets	0.7	0.4	0.4
Decrease of minority interests	0.9	0.5	0.5
Decrease of selling, general and administrative expenses	1.5	0.4	—
Increase of income tax expense	0.5	0.1	—
Increase of net profit	1.0	0.3	—

4. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 159.1 million in cash for the acquisition of Cash Fresh, net of EUR 1.7 million in price adjustments received by Delhaize Group in 2006. This amount includes EUR 1.6 million costs directly attributable to the acquisition, and is net of EUR 6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005, since the acquisition date. Goodwill recognized on the acquisition of Cash Fresh is attributable to anticipated future economic benefits and synergies in Belgium.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*

Current assets	22.9
Liabilities	(57.8)

Net assets acquired	160.8

(*)	Including EUR 143.3 million in goodwill

Cash Fresh’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information is available.

In 2004, Delhaize Group acquired 100% of U.S.-based Victory Super Markets (“Victory”), a company which operated 19 supermarkets, 17 in central and southeastern Massachusetts and two in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, including EUR 1.6 million costs directly attributable to the acquisition, and net of EUR 10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004. Goodwill recognized on the acquisition of Victory is attributable to anticipated future economic benefits and synergies in northeastern United States.

DELHAIZE GROUP / ANNUAL REPORT 2006  67

The assets and liabilities arising from the Victory acquisition are as follows:

(in millions of EUR)	Fair Value
Non-current assets	144.0	*

Current assets	16.9
Liabilities	(17.2)

Net assets acquired	143.7

(*)	Including EUR 130.4 million in goodwill

Victory’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Victory followed US GAAP and not IFRS, and therefore, IFRS information is not available.

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consummated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Troukens-Peeters, for an aggregate price of EUR 5.7 million. Each company was operating one supermarket in Belgium.

5. Disposal Group Classified as Held for Sale

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic, to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita have been classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006.

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale are as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100.5
Other non-current assets	3.2
Inventories	23.3
Other current assets	14.6
Cash and cash equivalents	9.5

Assets classified as held for sale	151.1

Less:
Non-current liabilities	(1.9)
Accounts payable	(37.3)
Accrued expenses	(12.0)

Assets classified as held for sale, net of liabilities associated with assets held for sale	99.9

An impairment loss of 64.3 million was recorded in discontinued operations to write down the value of Delvita to fair value less costs to sell (EUR 99.9 million)

See also Note 27 for a discussion of discontinued operations.

6. Segment Information

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Delhaize Group is engaged in one line of business, the operation of retail food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of retail food supermarkets represents approximately 91% of Delhaize Group’s consolidated net sales and other revenues and was its only reportable business segment in 2006, 2005 and 2004.

The geographical segment information for 2006, 2005, and 2004 is as follows:

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,772.8	4,285.2	1,030.3	136.9	—	19,225.2
Cost of sales	(10,023.5)	(3,434.9)	(801.7)	(112.1)	—	(14,372.2)
Gross profit	3,749.3	850.3	228.6	24.8	—	4,853.0
Gross margin	27.2%	19.8%	22.2%	18.1%	—	25.2%
Other operating income	40.3	37.3	4.5	0.7	—	82.8
Selling, general and administrative expenses	(3,009.3)	(700.1)	(199.7)	(25.2)	(36.0)	(3,970.3)
Other operating expenses	(14.9)	(3.7)	(0.6)	—	—	(19.2)
Operating profit	765.4	183.8	32.8	0.3	(36.0)	946.3
Operating margin	5.6%	4.3%	3.2%	0.2%	—	4.9%

Operating profit from discontinued operations	(1.6)	—	—	(62.2)	—	(63.8)

Other information
Assets(4)	6,659.6	1,547.7	383.3	32.9	671.9	9,295.4
Liabilities(5)	1,139.2	253.9	243.3	18.6	4,079.0	5,734.0
Capital expenditures	528.4	107.2	37.5	12.1	14.7	699.9
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	393.5	76.5	19.4	9.7	4.1	503.2
Impairment expense	1.4	0.5	0.9	64.8	—	67.6
Share-based compensation	20.0	2.3	0.2	—	1.0	23.5

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.

68  DELHAIZE GROUP / ANNUAL REPORT 2006

Year ended December 31, 2005(6) (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,314.3	4,005.1	908.0	117.9	—	18,345.3
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(97.7)	—	(13,710.1)
Gross profit	3,615.3	800.2	199.5	20.2	—	4,635.2
Gross margin	27.2%	20.0%	22.0%	17.1%	—	25.3%
Other operating income	34.3	31.4	3.4	0.6	1.0	70.7
Selling, general and administrative expenses	(2,890.0)	(646.2)	(177.5)	(19.9)	(33.2)	(3,766.8)
Other operating expenses	(35.2)	(2.4)	(1.2)	(0.3)	(0.1)	(39.2)
Operating profit	724.4	183.0	24.2	0.6	(32.3)	899.9
Operating margin	5.4%	4.6%	2.7%	0.5%	—	4.9%

Operating profit from discontinued operations	(3.1)	—	—	(2.3)	—	(5.4)

Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.7	10,253.9
Liabilities(5)	1,272.2	218.3	205.6	58.4	4,903.3	6,657.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activities:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.
(6)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations.

Year ended December 31, 2004(6) (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	12,750.8	3,872.9	873.0	100.1	—	17,596.8
Cost of sales	(9,360.5)	(3,121.4)	(686.4)	(82.6)	—	(13,250.9)
Gross profit	3,390.3	751.5	186.6	17.5	—	4,345.9
Gross margin	26.6%	19.4%	21.4%	17.5%	—	24.7%
Other operating income	35.1	25.4	3.9	0.5	1.3	66.2
Selling, general and administrative expenses	(2,725.7)	(581.2)	(167.3)	(16.1)	(32.6)	(3,522.9)
Other operating expenses	(24.1)	(2.5)	(0.2)	—	(0.2)	(27.0)
Operating profit	675.6	193.2	23.0	1.9	(31.5)	862.2
Operating margin	5.3%	5.0%	2.6%	1.9%	—	4.9%

Operating profit from discontinued operations	(61.9)	—	—	(9.3)	—	(71.2)

Other information
Assets(4)	6,081.1	1,190.6	335.1	223.8	871.9	8,702.5
Liabilities(5)	1,029.8	118.0	219.1	58.5	4,402.5	5,827.9
Capital expenditures	334.2	115.7	32.5	9.9	1.8	494.1
Business acquisitions	143.7	5.7	—	—	1.7	151.1
Non-cash operating activities:
Depreciation and amortization	380.5	55.4	19.3	13.5	0.6	469.3
Impairment expense	26.7	0.3	0.1	2.5	—	29.6
Share-based compensation	20.6	2.7	—	—	1.0	24.3

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.
(6)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations.

DELHAIZE GROUP / ANNUAL REPORT 2006  69

7. Goodwill

(in millions of EUR)	2006	2005	2004
Gross carrying amount at January 1	3,081.1	2,536.2	2,587.7
Accumulated impairment at January 1	(83.7)	(73.4)	(77.6)

Net carrying amount at January 1	2,997.4	2,462.8	2,510.2

Acquisitions through business combinations and adjustments to initial purchase accounting	(0.9)	165.9	137.8
Amount classified as held for sale	(17.1)	—	—
Transfers to/from other accounts	1.1	4.7	(0.2)
Currency translation effect	(282.9)	364.0	(185.0)

Gross carrying amount at December 31	2,775.1	3,081.1	2,536.2
Accumulated impairment at December 31	(77.5)	(83.7)	(73.4)

Net carrying amount at December 31	2,697.6	2,997.4	2,462.8

The allocation of goodwill is as follows:

(in millions of EUR)	2006	2005	2004
Food Lion	1,282.0	1,429.4	1,231.8
Hannaford	1,159.6	1,293.7	1,109.4

United States	2,441.6	2,723.1	2,341.2
Belgium	159.6	162.5	18.3
Greece	94.2	93.5	86.0
Emerging Markets	2.2	18.3	17.3

Total	2,697.6	2,997.4	2,462.8

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2006, 2005 and 2004, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was potential impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

In 2006, EUR 17.1 million goodwill associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No impairment loss was recorded in 2005 and 2004.

Key assumptions used for value in use calculations in 2006:

	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.8%	8.8%

*	Weighted average growth rate used to extrapolate sales beyond the five-year period.
**	After tax discount rate applied to the cash flow projections.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights and prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized but tested for impairment in the fourth quarter of every year and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2006, 2005 or 2004.

See Note 9 for a discussion of the impairment test for assets with definite lives.

70  DELHAIZE GROUP / ANNUAL REPORT 2006

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2006	442.1	57.2	81.8	322.2	45.2	948.5
Additions	—	20.7	26.0	1.1	4.3	52.1
Sales and disposals	—	—	(0.6)	(16.2)	(0.2)	(17.0)
Transfers to/from other accounts	—	2.1	(0.5)	(1.9)	1.1	0.8
Currency translation effect	(46.1)	(5.4)	(7.8)	(32.8)	(4.9)	(97.0)
Amount classified as held for sale	—	—	(2.5)	—	(0.5)	(3.0)
Cost at December 31, 2006	396.0	74.6	96.4	272.4	45.0	884.4
Accumulated depreciation at January 1, 2006	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at January 1, 2006	(40.0)	—	—	(5.3)	(0.2)	(45.5)
Amortization expense	—	(8.8)	(15.9)	(24.4)	(3.7)	(52.8)
Impairment loss	—	(0.5)	—	(0.2)	—	(0.7)
Sales and disposals	—	—	0.4	16.2	0.2	16.8
Transfers to/from other accounts	—	0.1	—	(0.6)	(0.2)	(0.7)
Currency translation effect	4.2	2.6	3.5	16.5	1.9	28.7
Amount classified as held for sale	—	—	1.9	—	0.3	2.2
Accumulated depreciation at December 31, 2006	—	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at December 31, 2006	(35.8)	(0.4)	—	(5.4)	(0.2)	(41.8)

Net carrying amount at December 31, 2006	360.2	39.5	53.1	125.6	26.2	604.6

Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to/from other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Currency translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to/from other accounts	—	—	0.1	—	0.1	0.2
Currency translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)

Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Cost at January 1, 2004	412.9	37.9	33.5	308.1	40.6	833.0
Additions	—	6.5	15.1	—	3.6	25.2
Sales and disposals	—	—	—	(1.7)	(0.5)	(2.2)
Acquisitions through business combinations	—	—	0.9	(2.7)	0.1	(1.7)
Transfers to/from other accounts	—	(0.1)	3.3	0.6	—	3.8
Currency translation effect	(30.1)	(2.7)	(3.5)	(22.1)	(3.1)	(61.5)
Cost at December 31, 2004	382.8	41.6	49.3	282.2	40.7	796.6
Accumulated depreciation at January 1, 2004	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at January 1, 2004	(37.3)	—	—	(2.1)	—	(39.4)
Amortization expense	—	(7.0)	(7.2)	(29.5)	(4.3)	(48.0)
Impairment loss	—	—	—	(2.9)	—	(2.9)
Sales and disposals	—	—	—	1.4	0.1	1.5
Transfers to/from other accounts	—	—	(0.2)	(0.6)	—	(0.8)
Currency translation effect	2.7	1.0	1.3	9.2	1.0	15.2
Accumulated depreciation at December 31, 2004	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at December 31, 2004	(34.6)	—	—	(4.6)	—	(39.2)

Net carrying amount at December 31, 2004	348.2	23.2	29.7	171.7	28.6	601.4

Trade name assets are allocated as follows:

(in millions of EUR)	2006	December 31, 2005	2004
Food Lion	196.2	219.0	189.7
Hannaford	164.0	183.1	158.5

United States	360.2	402.1	348.2

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Selling, general and administrative expenses	52.6	51.3	47.5
Result from discontinued operations	0.2	0.5	0.5

Total amortization expense	52.8	51.8	48.0

DELHAIZE GROUP / ANNUAL REPORT 2006  71

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2006	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Additions	57.2	124.8	304.4	150.4	54.5	691.3
Sales and disposals	(16.5)	(12.7)	(156.7)	(2.4)	(6.6)	(194.9)
Transfer to/from other accounts	42.7	70.0	16.4	(127.6)	1.8	3.3
Currency translation effect	(88.4)	(103.4)	(204.5)	(7.4)	(76.0)	(479.7)
Amount classified as held for sale	(126.8)	(41.8)	(71.3)	(3.1)	(1.9)	(244.9)
Balance at December 31, 2006	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Accumulated depreciation at January 1, 2006	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated Impairment at January 1, 2006	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)
Depreciation expense	(47.0)	(109.0)	(246.1)	—	(47.3)	(449.4)
Impairment loss	—	(0.7)	(1.5)	—	(0.4)	(2.6)
Sales and disposals	10.4	12.2	149.0	—	5.1	176.7
Transfers to/from other accounts	1.7	1.7	(1.0)	—	0.1	2.5
Currency translation effect	18.0	57.5	113.9	—	23.4	212.8
Amount classified as held for sale	26.4	11.9	58.5	—	0.4	97.2
Accumulated depreciation at December 31, 2006	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)
Accumulated impairment at December 31, 2006	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)

Net carrying amount at December 31, 2006	1,154.1	573.6	1,080.2	90.8	501.3	3,400.0

Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to/from other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Currency translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(238.2)	—	(46.6)	(430.7)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to/from other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Currency translation effect	(21.8)	(65.0)	(140.5)	—	(25.4)	(252.7)
Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)

Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

Cost at January 1, 2004	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Additions	91.3	83.4	247.4	45.1	76.2	543.4
Sales and disposals	(24.1)	(18.3)	(74.0)	(0.6)	(11.4)	(128.4)
Acquisitions through business combinations	—	2.6	11.5	—	—	14.1
Divestitures	(1.5)	—	(0.5)	—	—	(2.0)
Transfer to/from other accounts	(10.7)	23.3	(2.5)	(27.9)	2.8	(15.0)
Currency translation effect	(50.3)	(57.0)	(118.7)	(2.2)	(48.0)	(276.2)
Cost at December 31, 2004	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Accumulated depreciation at January 1, 2004	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated Impairment at January 1, 2004	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)
Depreciation expense	(35.0)	(105.4)	(233.4)	—	(46.9)	(420.7)
Impairment loss	(0.6)	(4.4)	(21.0)	—	(0.7)	(26.7)
Sales and disposals	0.3	15.5	66.7	—	9.7	92.2
Divestitures	1.6	—	0.3	—	—	1.9
Transfers to/from other accounts	6.9	(1.2)	3.8	—	0.9	10.4
Currency translation effect	1.1	31.8	66.0	—	13.7	112.6
Accumulated depreciation at December 31, 2004	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at December 31, 2004	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)

Net carrying amount at December 31, 2004	1,086.6	476.7	939.1	46.9	473.5	3,022.8

72  DELHAIZE GROUP / ANNUAL REPORT 2006

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	45.1	43.3	41.7
Selling, general and administrative expenses	397.3	379.2	367.4
Result from discontinued operations	7.0	8.2	11.6

Total depreciation	449.4	430.7	420.7

Property, plant and equipment by segment is as follows:

(in millions of EUR)	2006	December 31, 2005	2004
United States	2,462.2	2,565.0	2,112.3
Belgium	722.9	690.3	595.0
Greece	186.1	169.5	151.3
Emerging Markets	15.0	152.1	156.0
Corporate	13.8	10.8	8.2

Total property, plant and equipment	3,400.0	3,587.7	3,022.8

Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified at a retail store, we compare the store’s estimated recoverable value to its carrying amount and record an impairment loss if the recoverable value is less than the net carrying amount. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations. Impairment loss may be reversed if events or circumstances indicate that impairment no longer exists. The methodology for reversing impairment is the same as for initially recording impairment.

Impairment loss of depreciable assets, recorded in other operating expenses, was EUR 2.8 million, EUR 8.9 million and EUR 8.1 million in 2006, 2005 and 2004, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 47.7 million (of which EUR 47.2 million related to assets classified as held for sale - see Note 5), EUR 5.0 million and EUR 21.5 million in 2006, 2005 and 2004, respectively. EUR 2.1 million impairment loss was reversed in 2005.

Property under finance leases consists mainly of buildings.

Bank borrowings and other commitments are secured by land and buildings with a value of EUR 26.8 million, EUR 37.8 million and EUR 16.6 million at December 31, 2006, 2005 and 2004, respectively.

The number of owned versus leased stores by segment at December 31, 2006 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	130	662	757	—	1,549
Belgium	154	24	301	364	843
Greece	36	—	112	—	148
Emerging Markets	8	—	60	—	68

Subtotal	328	686	1,230	364	2,608

Discontinued operations	37	—	60	—	97

Total	365	686	1,290	364	2,705

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

(in millions of EUR)	2006	2005	2004
Cost at January 1	31.5	20.1	24.4
Additions	0.1	5.0	0.5
Sales and disposals	(1.6)	(4.0)	(2.5)
Acquisitions through business combinations	—	5.7	—
Divestitures	—	—	(0.8)
Transfers to/from other accounts	3.1	1.5	—
Currency translation effect	(2.7)	3.2	(1.5)

Cost at December 31	30.4	31.5	20.1

Accumulated depreciation at January 1	(3.5)	(2.3)	(2.1)
Depreciation expense	(1.0)	(0.8)	(0.6)
Sales and disposals	0.1	—	0.1
Divestitures	—	—	0.1
Transfers to/from other accounts	(0.8)	—	—
Currency translation effect	0.4	(0.4)	0.2

Accumulated depreciation at December 31	(4.8)	(3.5)	(2.3)

Net carrying amount at December 31	25.6	28.0	17.8

DELHAIZE GROUP / ANNUAL REPORT 2006  73

The fair value of investment property was EUR 37.0 million, EUR 31.5 million and EUR 24.6 million at December 31, 2006, 2005 and 2004, respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 2.8 million, EUR 2.3 million and EUR 1.7 million for 2006, 2005 and 2004, respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, was EUR 1.8 million, EUR 1.4 million and EUR 1.5 million for 2006, 2005 and 2004, respectively.

11. Investment in Securities

Investment in securities includes debt and equity securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investment in securities also includes debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets.

The carrying amount of securities is as follows:

	2006			December 31, 2005			2004
(in millions of EUR)	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	53.4	67.6	121.0	31.1	93.9	125.0	20.1	95.8	115.9
Current	22.8	9.6	32.4	18.2	10.9	29.1	15.0	9.6	24.6

Total	76.2	77.2	153.4	49.3	104.8	154.1	35.1	105.4	140.5

At December 31, 2006, 2005 and 2004, EUR 34.4 million, EUR 49.8 million and EUR 53.5 million in securities held-to-maturity are held in escrow related to defeasance provisions of outstanding Hannaford debt and were not available for general corporate purposes.

The fair value of investment in securities at December 31, 2006, 2005 and 2004 was EUR 152.1 million, EUR 152.2 million, EUR 139.5 million, respectively. Fair value is determined by reference to market prices.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits greater than 12 months to maturity. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The decrease in other financial assets in 2005 compared to 2004 is primarily due to a refund in the United States of workers’ compensation cash collateral in the amount of EUR 34.6 million, as the Group replaced its collateralized letters of credit with uncollateralized letters of credit under the new credit facility issued on April 22, 2005 (see Note 17).

13. Inventories

No inventory has been written down at December 31, 2006, 2005 or 2004, and no previous write-downs were reversed in 2006, 2005 or 2004.

14. Dividends

On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 114.5 million. On May 26, 2005, the shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million. On May 27, 2004, the shareholders approved the payment of a gross dividend of EUR 1.00 per share (EUR 0.75 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 92.8 million.

With respect to the current year, the Directors propose a gross dividend of EUR 1.32 per share to be paid to shareholders on May 31, 2007. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 24, 2007 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The dividend is included in the statutory financial statements prepared under Belgian GAAP (“the annual accounts”). The total estimated dividend, based on the number of shares outstanding at March 14, 2007 is EUR 127.8 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may have to issue new ordinary shares, to which payment of the 2006 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2007. The Board of Directors will communicate at the Ordinary General Meeting of May 24, 2007 the aggregate number of shares entitled to the 2006 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2006 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2007, and May 24, 2007, assuming that all vested warrants were to be exercised, is 1,792,292. This would result in an increase in the total amount to be distributed as dividend to a total of EUR 130.1 million.

74  DELHAIZE GROUP / ANNUAL REPORT 2006

15. Equity

Consolidated Statements of Changes in Equity

	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
(in millions of EUR, except number of shares)	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2004, before change in accounting policy		46.3	2,297.4		(19.2)	1,374.2	(35.6)	(888.4)	2,774.7	(29.0)	2,803.7

Change in accounting policy		—	—		—	—	(2.5)	—	(2.5)	(0.2)	(2.7)

Balances at January 1, 2004	92,624,557	46.3	2,297.4	318,890	(19.2)	1,374.2	(38.1)	(888.4)	2,772.2	28.8	2,801.0

Net income (expense) recognized directly in equity	—	—	—	—	—	—	3.8	(217.0)	(213.2)	(1.0)	(214.2)
Net profit	—	—	—	—	—	295.7	—	—	295.7	6.1	301.8

Total recognized income and expense for the period	—	—	—	—	—	295.7	3.8	(217.0)	82.5	5.1	87.6
Capital increases	1,044,004	0.5	30.5	—	—	—	—	—	31.0	—	31.0
Treasury shares purchased	—	—	—	191,403	(9.5)	—	—	—	(9.5)	—	(9.5)
Treasury shares sold upon exercise of employee stock options	—	—	(2.6)	(215,558)	10.4	—	—	—	7.8	—	7.8
Excess tax benefit on employee stock options and restricted shares	—	—	7.4	—	—	—	—	—	7.4	—	7.4
Tax payment for restricted shares vested	—	—	(0.6)	—	—	—	—	—	(0.6)	—	(0.6)
Share-based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(92.6)	—	—	(92.6)	(1.5)	(94.1)
Convertible bond	—	—	19.0	—	—	—	—	—	19.0	—	19.0
Other	—	—	—	—	—	0.7	—	—	0.7	—	0.7

Balances at December 31, 2004, before change in accounting policy		46.8	2,375.4		(18.3)	1,578.0	(28.8)	(1,105.4)	2,847.7	32.9	2,880.6

Change in accounting policy		—	—		—	—	(5.5)	—	(5.5)	(0.5)	(6.0)

Balances at December 31, 2004	93,668,561	46.8	2,375.4	294,735	(18.3)	1,578.0	(34.3)	(1,105.4)	2,842.2	32.4	2,874.6

Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	(14.9)	440.5	425.1	—	425.1
Net profit	—	—	—	—	—	365.2	—	—	365.2	4.9	370.1

Total recognized income and expense for the period	—	—	—	—	(0.5)	365.2	(14.9)	440.5	790.3	4.9	795.2
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.5)	—	—	(105.5)	—	(105.5)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)

Balances at December 31, 2005, before change in accounting policy		47.4	2,428.3		(33.4)	1,837.4	(28.8)	(664.9)	3,586.0	30.7	3,616.7

Change in accounting policy		—	—		—	0.3	(20.4)	—	(20.1)	(0.5)	(20.6)

Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.7	(49.2)	(664.9)	3,565.9	30.2	3,596.1

Net income (expense) recognized directly in equity	—	—	—	—	0.9	—	16.6	(360.8)	(343.3)	(0.3)	(343.6)
Net profit	—	—	—	—	—	351.9	—	—	351.9	8.4	360.3

Total recognized income and expense for the period	—	—	—	—	0.9	351.9	16.6	(360.8)	8.6	8.1	16.7
Capital increases	1,751,862	0.8	54.5	—	—	—	—	—	55.3	—	55.3
Treasury shares purchased	—	—	—	481,400	(30.2)	—	—	—	(30.2)	—	(30.2)
Treasury shares sold upon exercise of employee stock options	—	—	(4.3)	(158,387)	7.9	—	—	—	3.6	—	3.6
Excess tax benefit on employee stock options and restricted shares	—	—	14.9	—	—	—	—	—	14.9	—	14.9
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	23.4	—	—	—	—	—	23.4	0.1	23.5
Dividend declared	—	—	—	—	—	(114.0)	—	—	(114.0)	(1.6)	(115.6)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)

Balances at December 31, 2006	96,456,924	48.2	2,514.5	918,599	(54.8)	2,075.6	(32.6)	(1,025.7)	3,525.2	36.2	3,561.4

Ordinary Shares

There were 96,456,924, 94,705,062 and 93,668,561 Delhaize Group ordinary shares issued at December 31, 2006, 2005 and 2004, respectively (par value of EUR 0.50), of which 918,599, 595,586 and 294,735 ordinary shares were held in treasury at December 31, 2006, 2005 and 2004, respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

DELHAIZE GROUP / ANNUAL REPORT 2006  75

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2006, Delhaize Group issued 1,751,862 shares of common stock for EUR 55.3 million, net of EUR 44.1 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after tax.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(**)	Number of Shares
Capital on January 1, 2004	46,312,278.50	2,273,167,722.34	92,624,557

Increase in capital on February 17, 2004 (*)	56,515.00	4,702,206.82	113,030
Increase in capital on May 19, 2004 (*)	53,965.00	4,566,100.46	107,930
Increase in capital on August 4, 2004 (*)	72,140.00	5,576,963.58	144,280
Increase in capital on September 14, 2004 (*)	85,903.00	7,429,811.56	171,806
Increase in capital on October 8, 2004 (*)	91,777.50	8,680,843.80	183,555
Increase in capital on November 16, 2004 (*)	81,581.00	8,152,862.61	163,162
Increase in capital on November 26, 2004 (*)	80,120.50	8,650.106.33	160,241

Capital on December 31, 2004	46,834,280.50	2,320,926,617.50	93,668,561

Increase in capital on January 17, 2005 (*)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005 (*)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005 (*)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005 (*)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005 (*)	83,965.50	8,048,685.89	167,931
Increase in capital on August 23, 2005 (*)	87,564.00	8,679,853.42	175,128

Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062

Increase in capital on January 4, 2006 (*)	106,071.00	10,570,123.64	212,142
Increase in capital on March 29, 2006 (*)	147,991.00	16,565,150.85	295,982
Increase in capital on May 16, 2006 (*)	98,779.00	11,461,240.91	197,558
Increase in capital on July 26, 2006 (*)	143,141.00	14,755,287.79	286,282
Increase in capital on September 8, 2006 (*)	168,873.50	19,051,037.06	337,747
Increase in capital on October 12, 2006 (*)	99,570.50	11,830,771.43	199,141
Increase in capital on October 24, 2006 (*)	111,505.00	14,351,550.43	223,010

Capital on December 31, 2006	48,228,462.00	2,473,505,166.96	96,456,924

(*)	Increase in capital as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.
(**)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl. Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00

May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)
June 8, 2006 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,324,347)	(662,173.50)

Balance of remaining authorized capital as of December 31, 2006	77,200,951	38,600,475.50

.

In 2005, Delhaize Group issued 1,036,501 shares of common stock for EUR 31.4 million, net of EUR 22.9 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group issued 1,044,004 shares of common stock for EUR 31.0 million, net of EUR 17.0 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group also issued convertible bonds having an aggregate principal amount of EUR 300 million, convertible into 5,263,158 ordinary shares at the initial conversion price of EUR 57.00 per share. The bonds are convertible into ordinary shares any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The equity component of the convertible bonds credited to share premium was EUR 19.0 million, net of tax of EUR 9.8 million.

At the end of 2006, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 38.6 million corresponding to approximately 77.2 million shares.

76  DELHAIZE GROUP / ANNUAL REPORT 2006

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 26, 2005. It may be renewed under the terms and conditions provided by law.

Share Repurchases

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors is authorized to purchase Delhaize Group ordinary shares for a period of three years expiring in June 2008, where such a purchase is necessary to avoid serious and imminent damage to Delhaize Group.

In addition, on May 24, 2006, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2005. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

Delhaize Group SA acquired 330,000 Delhaize Group shares (having a par value of EUR 0.50 per share) in 2006 for an aggregate amount of EUR 21.1 million, representing approximately 0.34% of Delhaize Group’s share capital and transferred 25,600 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2006, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 169.1 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2006, Delhaize America repurchased 151,400 Delhaize Group ADRs for an aggregate amount of USD 11.5 million, representing approximately 0.16% of the Delhaize Group share capital as at December 31, 2006 and transferred 132,787 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2006, Delhaize Group owned 918,599 treasury shares (including ADRs), of which 437,199 were acquired prior to 2006, representing approximately 0.95% of the Delhaize Group share capital.

Delhaize Group provided a Belgian credit institution with a discretionary mandate (the “Mandate”) to purchase up to 400,000 Delhaize Group’s shares on Euronext Brussels between December 15, 2006 and November 24, 2007 in order to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group shares pursuant to the guidelines set forth in the Mandate, independent of further instructions from Delhaize Group, and without influence by Delhaize Group with regard to the timing of the purchases. The credit institution can purchase shares only when the number of Delhaize Group shares held by a custodian bank falls below a certain minimum threshold contained in the Mandate. Delhaize Group anticipates purchasing its own shares from time to time in addition to shares purchased on its behalf under the Mandate.

Additionally, in 2006 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf up to 225,000 Delhaize Group ADRs on the New York Stock Exchange during a period of up to one year beginning August 31, 2006. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution makes its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The share repurchase plan may be terminated by Delhaize America at any time.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2006, 2005 and 2004, Delhaize Group’s legal reserve was EUR 4.8 million, EUR 4.7 million and EUR 4.7 million, respectively, and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders of up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year. The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

“Other reserves” include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America. The deferred loss is being amortized over the life of the underlying debt instruments. “Other reserves” also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

(in millions of EUR)	2006	December 31, 2005	2004
Deferred loss on hedge:
Gross	(36.4)	(46.1)	(46.1)
Tax effect	13.8	17.5	17.5
Actuarial loss on defined benefit plans:
Gross	(16.1)	(32.2)	(9.3)
Tax effect	5.5	11.3	3.3
Amount attributable to minority interest	0.8	0.5	0.5
Unrealized loss on securities held for sale:
Gross	(0.3)	(0.3)	(0.3)
Tax effect	0.1	0.1	0.1

Total other reserves	(32.6)	(49.2)	(34.3)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the inflation or deflation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2004	(1,115.2)	9.8	(1,105.4)
2005	(675.0)	10.1	(664.9)
2006	(1,045.7)	20.0	(1,025.7)

DELHAIZE GROUP / ANNUAL REPORT 2006  77

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

(in millions of EUR)	2006	December 31, 2005	2004
Belgium	0.5	0.4	0.4
Greece	35.7	29.8	32.0

Total	36.2	30.2	32.4

16. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

Long-term debt (excluding finance leases) net of discounts/premiums, deferred transaction cost and hedge accounting fair value adjustment consists of the following:

(in millions of EUR)	2006	December 31, 2005	2004
Notes, 8.125% (due 2011), unsecured	829.0	924.8	802.6
Debentures, 9.00% (due 2031), unsecured	642.2	716.6	620.4
Notes, 7.375% (due 2006), unsecured	—	477.5	416.1
Convertible bonds, 2.75% (due 2009), unsecured	283.2	276.6	270.3
Bonds, 5.50% (due 2006), unsecured	—	150.0	149.9
Bonds, 4.625% (due 2009), unsecured	149.4	149.1	148.8
Notes, 7.55% (due 2007), unsecured	110.0	122.6	106.0
Notes, 8.05% (due 2027), unsecured	91.8	102.2	88.4
Bonds, 8.00% (due 2008), unsecured	98.8	100.3	101.0
Medium-term notes 3.354% to 4.70% (due 2007), unsecured	50.0	50.0	—
Other notes, 6.31% to 14.15% (due 2007 to 2016)	31.4	49.1	50.5
Bonds, 3.895%, (due 2010), unsecured	40.0	40.0	—
Bank borrowings	10.4	14.9	1.8
Medium-term notes, 6.80% (due 2006), unsecured	—	12.4	12.4
Other debt, 7.25% (due 2007 to 2018)	9.9	11.5	8.1
Mortgages payable, 7.55% to 8.65% (due 2008 to 2016)	5.3	7.1	7.3
Other	—	—	0.2

Total non-subordinated borrowings	2,351.4	3,204.7	2,783.8

Less current portion	(181.6)	(658.3)	(10.8)

Total non-subordinated borrowings, long-term	2,169.8	2,546.4	2,773.0

The interest rate on long-term debt (excluding finance leases) is on average 7.3%, 7.2% and 7.0% at December 31, 2006, 2005 and 2004, respectively. This interest rate was calculated considering the interest rate swaps discussed below.

In 2006, Delhaize Group redeemed the EUR 150 million 5.5% bonds and the USD 563.5 million (EUR 477.5 million) 7.375% notes.

In February 2005, Delhaize Group’s subsidiary Alfa-Beta issued bonds having an aggregate principal amount of EUR 40 million that mature in 2010 and bear interest at 3.895%.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible Bonds”). The Convertible Bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the Convertible Bonds were split between the liability component and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

In 2004, Delhaize Group repurchased USD 36.5 million (EUR 29.3 million) of Delhaize America’s USD 600 million (EUR 455.6 million) 7.375% notes, USD 5.0 million (EUR 4.0 million) of its USD 150 million (EUR 113.9 million) 7.55% debt securities, and retired through early redemption USD 10.9 million (EUR 8.8 million) of mortgage payables and other debt, resulting in a loss of USD 4.5 million (EUR 3.6 million) recorded in finance costs in the income statement.

The Group maintains interest rate swaps against debt obligations in the U.S., effectively converting a portion of the debt from fixed to variable rates. The notional principal amounts of interest rate swap arrangements as of December 31, 2006 were USD 100 million maturing in 2011. These swaps qualify for hedge accounting treatment and therefore the carrying amount of the underlying debt instruments is adjusted to reflect changes in the fair value of the hedged risk.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2006, 2005 and 2004, USD 41.6 million (EUR 31.6 million), USD 53.4 million (EUR 45.3 million)

78  DELHAIZE GROUP / ANNUAL REPORT 2006

and USD 65.2 million (EUR 47.9 million) in aggregate principal amount of these notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2006, 2005 and 2004, restricted securities of USD 45.2 million (EUR 34.3 million), USD 58.8 million (EUR 49.8 million) and USD 72.9 million (EUR 53.5 million), respectively were recorded in investment in securities on the balance sheet.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50 million of medium-term notes under the Treasury Program. The notes mature in May 2007 and November 2007 and bear interest at three-months Euribor + 0.45% on EUR 37.25 million, three-months Euribor + 0.40% on EUR 11.25 million and 3.354% on EUR 1.5 million. EUR 50.0 million, EUR 62.4 million and EUR 12.4 million medium-term notes were outstanding at December 31, 2006, 2005 and 2004, respectively.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

(in millions of EUR)	2006	December 31, 2005	2004
U.S. dollar	1,719.7	2,411.5	2,099.4
Euro	631.7	793.2	682.4
Other currencies	—	—	2.0

Total	2,351.4	3,204.7	2,783.8

The table below details the expected principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency:

	2007	2008	2009	2010	2011	Thereafter	Fair Value
Debt held in USD (in millions of USD)
Notes due 2007	145.0	—	—	—	—	—	146.5
Average interest rate	7.55%	—	—	—	—	—	—
Notes due 2011	—	—	—	—	1,100.0	—	1,186.8
Average interest rate	—	—	—	—	8.13%	—	—
Notes due 2027	—	—	—	—	—	126.0	137.2
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	855.0	1,015.2
Average interest rate	—	—	—	—	—	9.00%	—
Other notes	11.8	11.8	5.6	1.7	1.7	9.0	42.6
Average interest rate	6.77%	6.77%	7.17%	6.58%	6.58%	7.06%	—
Mortgages payable	1.6	1.0	1.1	1.2	0.3	2.0	7.8
Average interest rate	8.10%	7.76%	7.75%	7.75%	8.25%	8.25%	—
Other debt	13.4	0.3	0.2	0.2	0.2	0.4	15.0
Average interest rate	7.42%	13.79%	13.21%	13.21%	13.21%	13.21%	—

Total debt held in USD	171.8	13.1	6.9	3.1	1,102.2	992.4	2,551.1

Total debt held in USD translated in millions of EUR	130.4	9.9	5.2	2.4	836.9	753.5	1,937.1

	2007	2008	2009	2010	2011	Thereafter	Fair Value
Debt held in EUR (in millions of EUR)
Bonds due 2008	—	100.0	—	—	—	—	109.4
Average interest rate	—	8.00%	—	—	—	—	—
Bonds due 2009	—	—	150.0	—	—	—	146.6
Average interest rate	—	—	4.63%	—	—	—	—
Bonds due 2010	—	—	—	40.0	—	—	39.5
Average interest rate	—	—	—	3.90%	—	—	—
Convertible bonds due 2009	—	—	300.0	—	—	—	360.6
Average interest rate	—	—	2.75%	—	—	—	—
Medium-term notes	11.2	—	—	—	—	—	11.2
Average interest rate	4.02%	—	—	—	—	—	—
Medium-term notes	37.3	—	—	—	—	—	37.1
Average interest rate	4.07%	—	—	—	—	—	—
Medium-term notes	1.5	—	—	—	—	—	1.5
Average interest rate	3.35%	—	—	—	—	—	—
Bank borrowings	2.0	2.1	1.5	1.1	1.0	2.7	10.4
Average interest rate	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%	—

Total debt held in EUR	52.0	102.1	451.1	41.1	1.0	2.7	716.3

Total debt	182.4	112.0	456.3	43.5	837.9	756.2	2,653.4

DELHAIZE GROUP / ANNUAL REPORT 2006  79

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

	December 31,
(in millions of EUR)	2006	2005	2004
Fair value of long-term debt	2,653.4	3,485.9	3,252.7

Carrying value of long-term debt:
Current	181.6	658.3	10.8
Non-current	2,169.8	2,546.4	2,773.0

Total	2,351.4	3,204.7	2,783.8

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 12.1 million, EUR 18.1 million and EUR 7.3 million at December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, 2005 and 2004, EUR 30.3 million, EUR 41.5 million and EUR 16.6 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants

Delhaize Group is subject to certain affirmative and negative covenants related to most of the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2006, 2005 and 2004, Delhaize Group was in compliance with all such covenants.

17. Short-term Borrowings

	December 31,
(in millions of EUR)	2006	2005	2004
Short-term bank borrowings	101.8	0.1	28.1

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 379.7 million) unsecured revolving credit agreement (“the Credit Agreement”), replacing and terminating the USD 350 million (EUR 265.8 million) secured credit agreement maturing July 2005. The Credit Agreement provides for a USD 500 million (EUR 379.7 million) five-year unsecured revolving credit facility, with a USD 100 million (EUR 75.9 million) sublimit for the issuance of letters of credit, and a USD 35 million (EUR 26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 493.5 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years.

The credit agreement contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test. As of December 31, 2006, Delhaize America was in compliance with all covenants contained in the credit agreement. Delhaize America had USD 120.0 million (EUR 91.1 million) in outstanding borrowings under the Credit Agreement as of December 31, 2006 and had no borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of USD 30.9 million (EUR 24.6 million) during 2006 and no borrowings during 2005. Approximately USD 46.7 million (EUR 37.2 million) and USD 57.0 million (EUR 45.4 million) of the Credit Agreement was used to fund letters of credit during 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2006, Delhaize America had borrowings of USD 14.0 million (EUR 10.6 million) outstanding under these arrangements. There were no outstanding borrowings under these arrangements at December 31, 2005 and 2004.

At December 31, 2004, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 265.8 million) in committed lines of credit. The credit facility was secured by certain inventory of Delhaize America’s retail operating subsidiaries. The facility contained affirmative and negative covenants. At December 31, 2004, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under the facility at December 31, 2004 and had no borrowings during 2004.

At December 31, 2006, 2005 and 2004, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 511.3 million, EUR 409.3 million and EUR 507.1 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings). The Short-term Bank Borrowings and the Medium-term Bank Borrowings – see Note 16 (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had no borrowings outstanding at December 31, 2006 compared to EUR 0.1 million and EUR 28.1 million in outstanding short-term Bank Borrowings at December 31, 2005 and 2004, respectively, with an average interest rate of 3.45% and 3.09%, respectively. During 2006, the Group’s European and Asian average borrowings were EUR 64.7 million at a daily average interest rate of 3.2%.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2006, 2005 and 2004 Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 16) at December 31, 2006, 2005 and 2004.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2006	2005	2004
U.S. dollar	101.8	—	4.8
Euro	—	0.1	15.5
Other currencies	—	—	7.8

Total	101.8	0.1	28.1

18. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The following schedule details, at December 31, 2006, the future minimum lease payments:

80  DELHAIZE GROUP / ANNUAL REPORT 2006

(in millions of EUR)	2007	2008	2009	2010	2011	Thereafter	Total
Finance leases
Future minimum lease payments	112.6	111.5	109.5	104.2	98.3	929.8	1,465.9
Less amount representing interest	(78.1)	(73.9)	(69.4)	(64.7)	(60.0)	(483.3)	(829.4)

Present value of minimum lease payments	34.5	37.6	40.1	39.5	38.3	446.5	636.5
Operating leases
Future minimum lease payments	206.9	195.7	182.7	165.6	156.9	1,143.0	2,050.8
Closed store lease obligations
Future minimum lease payments	21.0	19.8	17.7	14.6	11.8	58.6	143.5

The average effective interest rate for finance leases was 11.7%, 12.0% and 11.6% at December 31, 2006, 2005 and 2004, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.9% at December 31, 2006 was EUR 810.9 million.

Minimum payments have not been reduced by minimum sublease income of EUR 69.3 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 247.4 million, EUR 271.0 million and EUR 251.8 million in 2006, 2005 and 2004, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2006, 2005 and 2004 was EUR 1.1 million, EUR 0.8 million and EUR 0.4 million, respectively.

Sublease payments received and recognized into income for 2006, 2005 and 2004 were EUR 18.1 million, EUR 17.7 million and EUR 15.7 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not completed at December 31, 2006. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements is approximately EUR 408.1 million.

A liability of EUR 67.3 million, EUR 94.4 million and EUR 100.5 million at December 31, 2006, 2005 and 2004, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

19. Derivative Instruments

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks in order to have a hedge of foreign currency risk on intercom-pany loans denominated in currencies other than its functional currency. The table below indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in the income statement in finance costs or investment income.

In November 2006, Delhaize Group entered in foreign exchange forward contracts (the “Forward Contracts”) to purchase on January 30, February 21 and March 7, 2007, CZK 2,125 million in aggregate in exchange of EUR 78.6 million, to offset the effect of the foreign currency swaps that were entered into to hedge the currency risk on intercompany loans to Delvita, denominated in CZK. The currency risk no longer exists as a result of the agreement signed with Rewe Group to sell Delvita free of debt for a fixed amount in euros. Changes in the fair value of the Forward Contracts are recorded in the income statement in investment income. The aggregate fair value of the Forward Contracts was EUR 1.7 million at December 31, 2006.

(in millions of EUR)		Foreign Currency Swaps

Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date		Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date		Interest Rate	Fair Value Dec. 31, 2006 (EUR)	Fair Value Dec. 31, 2005 (EUR)	Fair Value Dec. 31, 2004 (EUR)
2006	2007	EUR	15.0	12m Euribor +1.21%	USD	20.0	12m Libor +1.23%	0.2	—	—
2006	2007	CZK	2,125	3.94%	EUR	74.8	4.76%	-2.1	—	—
2006	2007	EUR	7.8	12m Euribor +1.37%	USD	10.0	12m Libor +1.34%	-0.2	—	—
2005	2006	EUR	8.1	12m Euribor +1.41%	USD	10.0	12m Libor +1.34%	—	0.3	—
2005	2006	CZK	2,200	4.20%	EUR	73.2	4.21%	—	-2.1	—
2004	2005	CZK	2,200	4.23%	EUR	67.5	3.94%	—	—	-4.9
2002	2006	EUR	37.7	12m Euribor	USD	38.0	12m Libor	—	-5.6	-10.1
				+ 1.325% restated annually			+ 1.25% restated annually

DELHAIZE GROUP / ANNUAL REPORT 2006  81

Interest Rate Swaps

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million bond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00%. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month US Libor and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled USD 100 million (EUR 75.9 million) of the 2011 interest rate swap arrangement. The notional principal amount of the interest rate swap arrangements at December 31, 2006 was USD 100 million (EUR 75.9 million) maturing in 2011.

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2006, 2005 and 2004 was EUR -2.6 million, EUR - 0.5 million and EUR 6.3 million, respectively. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions:

	December 31,
(in millions of EUR)	2006		2005		2004
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	—	2.6	0.9	1.4	6.3	—
Cross currency swaps	0.2	2.3	0.3	7.7	—	15.1
Foreign exchange forward contracts	1.7	—	—	—	—	—

Total	1.9	4.9	1.2	9.1	6.3	15.1

20. Provisions

	December 31,
(in millions of EUR)	2006	2005	2004
Closed store provision:
Non-current	73.6	101.4	96.7
Current	10.4	13.9	21.3
Self-insurance provision:
Non-current	116.1	125.6	105.1
Current	1.4	5.4	4.2
Pension benefit and other post-employment benefit provision:
Non-current	80.8	102.0	75.3
Other provisions:
Non-current	19.8	21.7	11.3
Current	2.5	2.2	2.0

Total provisions
Non-current	290.3	350.7	288.4
Current	14.3	21.5	27.5

21. Closed Store Provision

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 17 years. The average remaining lease term for closed stores was 5.9 years at December 31, 2006. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be affected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2006	2005	2004
Closed store provision at January 1	115.3	118.0	121.7
Additions charged to earnings:
Store closings - lease obligations	5.5	8.5	38.3
Store closings - other exit costs	1.5	1.7	7.8
Adjustments to prior year estimates	(2.8)	0.2	(2.9)
Interest expense	8.6	10.4	13.1
Reductions:
Lease payments made	(21.4)	(23.3)	(28.9)
Lease terminations	(8.2)	(13.4)	(12.1)
Payments made for other exit costs	(3.6)	(4.0)	(9.6)
Transfer to other accounts	0.4	0.2	(0.3)
Amount classified as held for sale	(0.3)	—	—
Currency translation effect	(11.0)	17.0	(9.1)

Closed store provision at December 31	84.0	115.3	118.0

The provision for closed stores primarily relates to the closed store obligations in the United States.

During 2006, Delhaize Group recorded additions to the closed store provision of EUR 7.1 million primarily related to 27 store closings made in the ordinary course of business.

During 2005, Delhaize Group recorded additions to the closed store provision of EUR 10.2 million primarily related to 32 store closings made in the ordinary course of business.

During 2004, Delhaize Group recorded additions to the closed store provision of EUR 46.1 million primarily related to 17 store closings made in the ordinary course of business and the closure of 34 Kash n’ Karry stores mainly located on the East coast of Florida and in Orlando and classified as discontinued operations.

The following table presents the number of closed stores and the changes in the number of closed stores:

Number of closed stores
Balance at January 1, 2004	225
Store closings added	52
Stores sold/lease terminated	(50)
Balance at December 31, 2004	227
Store closings added	32
Stores sold/lease terminated	(52)
Balance at December 31, 2005	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181

82  DELHAIZE GROUP / ANNUAL REPORT 2006

Expenses recorded in the income statement and charged to closed store provision were as follows:

(in millions of EUR)	2006	2005	2004
Other operating expenses	2.8	9.5	1.2
Interest expense included in “finance costs”	7.7	9.4	11.2
Results from discontinued operations	2.3	1.9	43.9

Total	12.8	20.8	56.3

22. Self-insurance Provision

Delhaize Group is self-insured for its U.S. operations for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Maximum retention, including defense costs per occurrence, is from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, with an additional USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize Group is insured for costs related to covered claims, including defense costs, in excess of these retentions. The assumptions used in the development of the actuarial estimates are based upon our historical claims experience, including the average monthly claims and the average lag time between incurrence and payment. Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not yet reported is estimated by management based on available information and takes into consideration actuarial evaluations determined annually based on historical claims experience, claims processing procedures and medical cost trends. It is possible that the final resolution of some of these claims may require us to make significant expenditures in excess of the existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2006	2005	2004
Self-insurance provision at January 1	131.0	109.3	113.6
Expense charged to earnings	145.8	135.3	129.2
Claims paid	(145.8)	(130.2)	(125.1)
Currency translation effect	(13.5)	16.6	(8.4)

Self-insurance provision at December 31	117.5	131.0	109.3

Delhaize America implemented a captive insurance program in 2001 whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

23. Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution plan for substantially all its employees in Belgium, under which the employer, and from 2005 on, the employees contribute a fixed monthly amount which is adjusted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured. The expense related to the plan was EUR 2.9 million, EUR 2.7 million and EUR 2.7 million in 2006, 2005 and 2004, respectively.

Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in profit-sharing contributions after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plans include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment. The expense related to these defined contribution retirement plans was EUR 25.6 million, EUR 36.1 million and EUR 32.8 million in 2006, 2005 and 2004, respectively. The 2006 expense was reduced by EUR 17.3 million related to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

Defined Benefit Plans

Approximately 15% of Delhaize Group employees are covered by defined benefit plans.

Delhaize Belgium has a contributory defined benefit pension plan covering approximately 5% of its employees. The plan provides benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. Delhaize Group funds the plan based upon legal requirements and tax regulations. An insurance company guarantees a minimum return on plan assets. Delhaize Group bears the risk above this minimum guarantee.

Delhaize Group maintains a non-contributory defined benefit pension plan (funded plan) covering approximately 50% of Hannaford employees and supplemental executive retirement plans (unfunded plan) covering certain executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement.

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment.

In addition, Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees (“post-employment benefits”). Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

DELHAIZE GROUP / ANNUAL REPORT 2006  83

Pension Benefits

(in millions of EUR)	2006			2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	121.3	114.2	235.5	94.7	99.6	194.3	95.8	93.0	188.8
Current service cost	8.1	4.8	12.9	6.7	4.5	11.2	5.9	4.5	10.4
Interest cost	6.1	4.2	10.3	5.9	4.4	10.3	5.7	4.7	10.4
Plan participants’ contributions	—	1.7	1.7	—	1.6	1.6	—	1.5	1.5
Amendments	—	0.1	0.1	0.5	0.1	0.6	—	—	—
Actuarial (gain)/loss	(6.1)	(4.4)	(10.5)	5.0	15.3	20.3	1.9	4.0	5.9
Benefits paid	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)
Plan settlements	—	0.3	0.3	—	0.4	0.4	—	—	—
Currency translation effect	(12.7)	—	(12.7)	15.3	—	15.3	(7.6)	—	(7.6)

Benefit obligation at December 31	109.0	115.9	224.9	121.3	114.2	235.5	94.7	99.6	194.3

Change in plans assets:
Fair value of plans assets at January 1	82.0	59.6	141.6	65.4	60.5	125.9	64.5	58.0	122.5
Expected return on plan assets	5.7	2.6	8.3	5.5	2.5	8.0	4.9	2.8	7.7
Actuarial gain/(loss) on plan assets	4.4	(0.3)	4.1	(0.6)	(0.6)	(1.2)	1.5	(0.3)	1.2
Employer contributions	9.8	6.5	16.3	7.9	7.3	15.2	6.7	6.6	13.3
Plan participants’ contributions	—	1.7	1.7	—	1.6	1.6	—	1.5	1.5
Benefits paid	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)
Currency translation effect	(9.2)	—	(9.2)	10.6	—	10.6	(5.2)	—	(5.2)

Fair value of plans assets at December 31	85.0	65.1	150.1	82.0	59.6	141.6	65.4	60.5	125.9

Amounts recognized in the balance sheet:
Deficit for funded plans	11.3	33.7	45.0	25.0	40.1	65.1	20.4	26.5	46.9
Present value of unfunded obligations	12.7	17.1	29.8	14.3	14.5	28.8	8.9	12.6	21.5
Unrecognized past service (cost) benefit	0.1	(0.3)	(0.2)	0.2	(0.3)	(0.1)	0.2	(0.2)	—

Net liability	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4

Weighted average assumptions used to determine benefit obligations:
Discount rate	5.75%	4.34%		5.46%	3.65%		5.75%	4.50%
Rate of compensation increase	4.60%	3.36%		4.59%	3.35%		4.50%	3.55%
Rate of price inflation	3.50%	2.07%		3.50%	2.06%		3.50%	2.00%

(in millions of EUR)	2006			2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	8.1	4.8	12.9	6.7	4.5	11.2	5.9	4.5	10.4
Interest cost	6.1	4.2	10.3	5.9	4.4	10.3	5.7	4.7	10.4
Expected return on plan assets	(5.7)	(2.6)	(8.3)	(5.5)	(2.5)	(8.0)	(4.9)	(2.8)	(7.7)
Amortization of past service cost	—	—	—	0.4	—	0.4	—	—	—
Settlement loss recognized	—	0.4	0.4	—	0.4	0.4	—	—	—

Total pension cost recognized in the income statement	8.5	6.8	15.3	7.5	6.8	14.3	6.7	6.4	13.1

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5	0.4	4.3	4.7

Cumulative amount of actuarial gains and losses recognized	(1.9)	15.6	13.7	9.0	19.7	28.7	2.6	3.8	6.4

Weighted average assumption used to determine pension cost:
Discount rate	5.46%	3.65%		5.78%	4.44%		6.00%	5.00%
Expected long-term rate of return on plan assets during year	7.75%	4.25%		7.75%	4.25%		7.75%	4.75%
Rate of compensation increase	4.59%	3.35%		4.57%	3.56%		4.50%	3.55%
Rate of price inflation	3.50%	2.06%		3.50%	2.06%		3.50%	2.00%

84  DELHAIZE GROUP / ANNUAL REPORT 2006

(in millions of EUR)	2006			2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
History of experience gains and losses:
Related to plan assets	(4.4)	0.3	(4.1)	0.6	0.6	1.2	(1.5)	0.3	(1.2)
Percentage of plan assets	-5.10%	0.44%	-2.73%	0.68%	1.01%	0.85%	-2.29%	0.50%	-0.95%
Related to plan liabilities	(2.7)	1.0	(1.7)	0.5	11.7	12.2	(1.0)	—	(1.0)
Percentage of plan liabilities	-2.48%	0.84%	-0.76%	0.45%	10.22%	5.18%	-1.07%	—	-0.52%

(in millions of EUR)	2006			2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	39.5	54.3	93.8	29.5	38.9	68.4	31.5	34.8	66.3
Pension expense recognized in the income statement in the year	8.5	6.8	15.3	7.5	6.8	14.3	6.7	6.4	13.1
Amounts recognized in the statement of recognized income and expense in the year	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5	0.4	4.3	4.7
Employer contributions made in the year	(9.6)	(5.7)	(15.3)	(7.6)	(6.5)	(14.1)	(6.5)	(6.6)	(13.1)
Benefits paid directly by company in the year	(0.2)	(0.8)	(1.0)	(0.3)	(0.8)	(1.1)	(0.2)	—	(0.2)
Currency translation effect	(3.6)	—	(3.6)	4.8	—	4.8	(2.4)	—	(2.4)

Balance sheet liability at December 31	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The market-related value of the plan assets is determined using the fair market value approach. The insurance company’s asset allocation was as follows:

	December 31,
	2006	2005	2004
Equities	12%	10%	12%
Debt	69%	64%	62%
Real estate	4%	8%	6%
Other assets	15%	18%	20%

In 2007, Delhaize Belgium expects to contribute EUR 6.0 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year. The market-related value of the plan assets is determined using the fair market value approach.

The plan’s asset allocation was as follows:

	December 31,
	2006	2005	2004
Equities	73%	72%	69%
Debt	23%	26%	29%
Cash equivalents	4%	2%	2%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2007, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 12.0 million (EUR 9.1 million).

Expected benefit payments to be made during the next ten years for the defined benefit pension plans are as follows:

(in millions of EUR)	United States Plans	Plans Outside of the United States	Total
2007	6.2	7.7	13.9
2008	6.3	5.7	12.0
2009	6.6	14.6	21.2
2010	6.4	10.8	17.2
2011	5.8	12.6	18.4
2012 through 2016	32.8	34.4	67.2

DELHAIZE GROUP / ANNUAL REPORT 2006  85

Other Post-Employment Benefits

(in millions of EUR)	December 31,
	2006	2005	2004
Change in benefit obligation:
Benefit obligation at January 1	7.2	6.9	6.5
Current service cost	—	0.1	—
Interest cost	0.4	0.4	0.5
Amendments	(1.0)	(0.9)	—
Actuarial (gain)/loss	(0.7)	0.1	0.9
Benefits paid	(0.5)	(0.4)	(0.3)
Currency translation effect	(0.7)	1.0	(0.7)

Benefit obligation at December 31	4.7	7.2	6.9

Change in plan assets:
Fair value of plan assets at January 1	—	—	—
Employer contributions	0.5	0.4	0.3
Member contributions	0.4	0.5	0.4
Benefits paid from plan/company	(0.9)	(0.9)	(0.7)
Currency translation effect	—	—	—

Fair value of plan assets at December 31	—	—	—

Amounts recognized in the balance sheet:
Present value of unfunded obligations	4.7	7.2	6.9
Unrecognized past service benefit	1.5	1.0	—

Net liability	6.2	8.2	6.9

Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.80%	5.55%	5.75%
Current year trend	9.00%	10.00%	11.00%
Ultimate year trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

(in millions of EUR)	2006	2005	2004
Components of benefit cost:
Amounts recognized in the income statement:
Current service cost	—	0.1	—
Interest cost	0.4	0.4	0.5
Amortization of past service cost	(0.4)	—	—

Total benefit cost recognized in the income statement	—	0.5	0.5

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.7)	0.1	0.9

Cumulative amount of actuarial gains and losses recognized	2.4	3.5	2.9

Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	5.55%	5.75%	6.00%
Current year trend	10.00%	11.00%	11.00%
Ultimate year trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2011

(in millions of EUR)	December 31,
	2006	2005	2004
Balance sheet reconciliation:
Balance sheet liability at January 1	8.2	6.9	6.5
Expense recognized in the income statement in the year	—	0.5	0.5
Amounts recognized in the statement of recognized income and expense in the year	(0.7)	0.1	0.9
Employer contributions made in the year	(0.5)	(0.4)	(0.3)
Currency translation effect	(0.8)	1.1	(0.7)

Balance sheet liability at December 31	6.2	8.2	6.9

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

24. Accrued Expenses

(in millions of EUR)	December 31,
	2006	2005	2004
Accrued payroll and short-term benefits	288.1	295.6	263.0
Accrued interest	44.6	68.0	62.4
Other	51.3	52.3	41.5

Total accrued expenses	384.0	415.9	366.9

86  DELHAIZE GROUP / ANNUAL REPORT 2006

25. Income Taxes

Profit before tax

(in millions of EUR)	2006	2005	2004
Continuing operations	670.6	603.4	557.7
Discontinued operations	(68.1)	(11.1)	(77.7)

Total	602.5	592.3	480.0

Tax expense

(in millions of EUR)	2006	2005	2004
Continuing operations
Current tax	289.9	239.6	159.3
Taxes related to prior years recorded in the current year	1.5	2.8	—
Recognition in current tax of previously unrecognized tax losses and tax credits	—	(0.9)	(0.8)
Deferred tax	(45.5)	(18.4)	44.5
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(1.1)	(0.4)	—
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	0.2	1.1	(2.6)

Total income tax expense from continuing operations	245.0	223.8	200.4

Discontinued operations
Deferred tax	(2.8)	(1.6)	(22.2)

Total income tax expense from discontinued operations	(2.8)	(1.6)	(22.2)

Continuing and discontinued operations
Current tax	289.9	239.6	159.3
Taxes related to prior year recorded in the current year	1.5	2.8	—
Recognition of previously unrecognized tax losses and tax credits	—	(0.9)	(0.8)
Deferred tax	(48.3)	(20.0)	22.3
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(1.1)	(0.4)	—
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	0.2	1.1	(2.6)

Total income tax expense from continuing and discontinued operations	242.2	222.2	178.2

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:

	2006	2005	2004
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in juridictions outside Belgium (primarily due to United States federal and state income tax rates applied to the income of Delhaize America) (1)	4.2	3.9	3.5
Not taxable income	(3.8)	(2.1)	(1.9)
Not deductible loss related to disposal of Delvita	3.6	—	—
Effect of unrecognized tax losses and tax credits	0.3	0.9	1.0
Tax charges on dividend income	1.1	0.7	0.3
Change in enacted rate (2)	—	—	(0.5)
Other	0.7	0.1	0.7

Effective tax rate	40.2%	37.5%	37.1%

(1)	In 2006, approximately 86% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.

In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.

In 2004, approximately 71% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.

(2)	The Greek statutory tax rate was changed from 35% to 32% for fiscal year 2005, 29% for fiscal year 2006 and 25% for fiscal years starting 2007.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2006	2005	2004
Current tax	(14.6)	(6.5)	(6.1)
Deferred tax	6.9	0.3	8.8

Total tax credited directly to equity	(7.7)	(6.2)	2.7

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion, EUR 1.7 billion and EUR 1.4 billion at December 31, 2006, 2005 and 2004, respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2006	2005	2004
Deferred tax liabilities	186.0	242.5	237.7
Deferred tax assets	7.9	5.5	6.0

Net deferred tax liabilities	178.1	237.0	231.7

DELHAIZE GROUP / ANNUAL REPORT 2006  87

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2004	476.8	(79.8)	(91.7)	(23.8)	(66.1)	215.4
Charge (credit) to equity for the year	—	—	—	(1.9)	10.7	8.8
Charge (credit) to profit or loss for the year	(33.0)	2.3	25.1	1.7	26.2	22.3
Effect of change in tax rates	(4.0)	0.2	0.1	0.9	0.2	(2.6)
Acquisition	—	—	—	—	(1.9)	(1.9)
Transfers to/from other accounts	0.7	(1.2)	1.0	—	4.4	4.9
Currency translation effect	(27.9)	5.5	4.3	0.8	2.1	(15.2)

Net deferred tax liabilities at December 31, 2004	412.6	(73.0)	(61.2)	(22.3)	(24.4)	231.7
Charge (credit) to equity for the year	—	—	—	(7.3)	7.6	0.3
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	4.0	8.4	(20.4)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisitions	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Currency translation effect	53.8	(10.0)	(9.6)	(1.6)	(4.5)	28.1

Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(27.2)	(18.4)	237.0
Charge (credit) to equity for the year	—	—	—	5.3	1.6	6.9
Charge (credit) to profit or loss for the year	(34.4)	7.7	(3.9)	(2.2)	(16.6)	(49.4)
Effect of change in tax rates	0.4	—	(0.1)	—	(0.1)	0.2
Amount classified as held for sale	4.8	0.2	—	—	(3.0)	2.0
Transfers to/from other accounts	(40.4)	18.7	19.9	—	1.8	—
Currency translation effect	(35.8)	5.2	7.0	1.1	3.9	(18.6)

Net deferred tax liabilities at December 31, 2006	316.8	(30.8)	(54.1)	(23.0)	(30.8)	178.1

At December 31, 2006, Delhaize Group has not recognized deferred tax assets of EUR 57.5 million, of which EUR 41.1 million relate to tax loss carryforwards, which if unused would expire at various dates between 2007 and 2026, EUR 2.5 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 5.4 million relate to unused tax credits and EUR 8.5 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

88  DELHAIZE GROUP / ANNUAL REPORT 2006

26. Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: convertible debt and share-based awards. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect. The dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration. Therefore, such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Approximately 961,504, 1,186,076 and 1,553,216 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2006, 2005 and 2004, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2006	2005	2004
Net profit from continuing operations	425.6	379.6	357.3
Net profit from continuing operations attribuable to minority interests	8.4	4.9	6.1

Group share in net profit from continuing operations	417.2	374.7	351.2

Interest expense on convertible bond, net of tax	9.8	9.6	6.3

Group share in net profit from continuing operations for diluted earnings	427.0	384.3	357.5

Result from discontinued operations, net of tax	(65.3)	(9.5)	(55.5)
Group share in net profit for diluted earnings	361.7	374.8	302.0

Weighted average number of ordinary shares outstanding	94,938,517	93,933,653	92,662,700
Dilutive effect of share-based awards	1,704,630	1,700,363	1,437,522
Dilutive effect of convertible bond	5,263,158	5,263,158	3,526,316
Weighted average number of diluted ordinary shares outstanding	101,906,305	100,897,174	97,626,538

Basic earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	4.39	3.99	3.79
Result from discontinued operations, net of tax	(0.68)	(0.10)	(0.60)

Group share in net profit	3.71	3.89	3.19

Diluted earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	4.19	3.81	3.66
Result from discontinued operations, net of tax	(0.64)	(0.10)	(0.57)

Group share in net profit	3.55	3.71	3.09

DELHAIZE GROUP / ANNUAL REPORT 2006  89

27. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006 (see Note 5). In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores mainly located on the East coast of Florida and in the Orlando, Florida, market of the U.S. In 2004, Delhaize Group divested its 36 Food Lion Thailand stores. The results from these operations have been classified as discontinued operations and are presented as such in the income statement.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information)
	2006	2005	2004
Sales and other revenues	287.6	295.0	353.5
Cost of sales	(226.5)	(235.7)	(297.6)
Other operating income	4.1	7.9	12.6
Selling, general and administrative expenses	(62.6)	(62.1)	(72.1)
Other operating expenses	(66.4)	(10.6)	(67.6)
Finance costs	(4.3)	(5.8)	(6.5)

Result before tax	(68.1)	(11.1)	(77.7)
Income tax	2.8	1.6	22.2

Result from discontinued operations (net of tax)	(65.3)	(9.5)	(55.5)

Basic earnings per share from discontinued operations	(0.68)	(0.10)	(0.60)
Diluted earnings per share from discontinued operations	(0.64)	(0.10)	(0.57)

Operating cash flows	3.8	10.0	10.0
Investing cash flows	(5.3)	3.9	(3.9)
Financing cash flows	(1.5)	(7.4)	(3.6)

Total cash flows	(3.0)	6.5	2.5

The pre-tax (loss) gain recognized on the remeasurement or sale of assets related to discontinued operations was EUR -63.9 million, EUR 4.1 million and EUR -21.0 million in 2006, 2005 and 2004, respectively, and was recorded in discontinued operations as other operating income or other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, were EUR 1.3 million, EUR 4.7 million and EUR 43.5 million in 2006, 2005 and 2004, respectively.

28. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock unit plans are based on existing shares. For more information on the remuneration policy, see the Corporate Governance chapter of this report on page 48.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored several stock incentive plans. As of December 31, 2006, there were options outstanding to acquire 77,988 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan, and a 1998 Hannaford Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan. Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three-year period and expire ten years from the grant date.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants. No ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates. Restricted stock unit awards vest over a five-year period starting at the end of the second year after the award.

Options granted to associates of non-U.S. operating companies generally vest after 3  1/2 years. Options generally expire seven years from the grant date although a three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively. As a result of this three-year extension, an incremental fair value per option or warrant for the 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Warrant Plan of respectively EUR 1.0, EUR 1.1 and EUR 1.2 has been estimated. The incremental fair value of the stock options and warrants has been calculated on the date of decision of extension using a Black-Scholes-Merton pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk-free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate with consideration of non-transferability and exercise restrictions.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black-Scholes-Merton valuation model. The fair value of share-based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share-based compensation expense recorded primarily in selling, general and administrative expenses was EUR 23.5 million, EUR 27.6 million and EUR 24.3 million in 2006, 2005 and 2004, respectively.

90  DELHAIZE GROUP / ANNUAL REPORT 2006

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
2006 Stock option plan	June 2006	216,266	216,266	EUR	49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181,226	180,641	EUR	48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237,906	235,990	EUR	38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378,700	374,200	EUR	25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158,300	122,500	EUR	54.30	425	Jan. 1, 2006 - June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	125,700	EUR	64.16	491	Jan. 1, 2005 - June 4, 2011(1)
2000 Warrant plan	May 2000	115,000	101,900	EUR	63.10	461	June 2004 - Dec. 2009(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercice Price (in EUR)	Aggregate Intrinsic Value (in millions of EUR)	Weighted Average Remaining Contractual Term
2004
Outstanding at beginning of year	772,125	43.24
Granted	237,906	38.74
Exercised	—	—
Forfeited	(6,538)	50.67
Expired	—

Outstanding at end of year	1,003,493	47.16

Options exercisable at end of year	234,900	63.68

2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	2,688	49.29
Expired	—

Outstanding at end of year	1,182,031	43.02	16.4	3.51

Options exercisable at end of year	387,800	59.95	0.1	4.04

2006
Outstanding at beginning of year	1,182,031	43.02
Granted	216,266	49.55
Exercised	(26,000)	54.30
Forfeited	(11,200)	50.02
Expired	(3,900)	63.10

Outstanding at end of year	1,357,197	43.73	26.5	4.65

Options exercisable at end of year	724,300	42.53	15.1	3.94

The weighted average share price at the date of exercise was EUR 62.75 in 2006. The total intrinsic value of options exercised during the year ended 2006, was EUR 0.2 million. The weighted average fair value of options granted is EUR 13.97, EUR 16.52 and EUR 14.33 per option for 2006, 2005 and 2004, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes-Merton pricing model with the following assumptions:

	2006	2005	2004
Expected dividend yield (%)	2.4	2.3	2.6
Expected volatility (%)	26.5	39.7	41.0
Risk-free interest rate (%)	3.6	2.9	3.7
Expected term (years)	5.0	5.3	5.3

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behavior and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten-year option activity.

DELHAIZE GROUP / ANNUAL REPORT 2006  91

A summary of the status of Delhaize Group’s nonvested options for non U.S. stock option and warrant plans as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2006	595,401	11.65
Granted	216,266	13.97
Vested	(334,154)	8.64
Forfeited	(3,400)	11.74

Nonvested at December 31, 2006	474,113	14.83

As of December 31, 2006, there was EUR 4.0 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 2.3 years.

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock
Incentive plan - warrants	May 2006	1,324,347	1,264,939	USD	63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	835,308	USD	60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	759,698	USD	46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	532,387	USD	28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	831,780	USD	13.40 - USD76.87	5,328	Exercisable until 2012
Delhaize America 2000
Stock Incentive plan - options(1)	Various	700,311	77,988	USD	13.40 - USD93.04	4,497	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price (in USD)	Aggregate Intrinsic Value (in (millions of USD)	Weighted Average Remaining Contractual Term
2004
Outstanding at beginning of year	5,611,009	39.37
Granted	1,520,178	46.43
Exercised	(1,410,938)	39.21
Forfeited/expired	(296,068)	43.54

Outstanding at end of year	5,424,181	41.15

Options exercisable at end of year	1,963,278	42.72

2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15

Outstanding at end of year	5,038,861	45.49	101.5	7.30

Options exercisable at end of year	2,223,274	42.59	51.7	5.90

2006
Outstanding at beginning of year	5,038,861	45.49
Granted	1,324,338	63.09
Exercised*	(1,827,644)	40.95
Forfeited/expired	(222,007)	52.94

Outstanding at end of year	4,313,584	52.43	133.1	7.40

Options exercisable at end of year	1,716,247	43.94	67.6	5.67

*	including 242,165 warrants exercised by employees, for which a capital increase has not occurred as of December 31, 2006.

92  DELHAIZE GROUP / ANNUAL REPORT 2006

The weighted average share price at the date of exercise was USD 73.78, USD 64.26 and USD 55.99 at 2006, 2005 and 2004, respectively. The total intrinsic value of option exercices during the years ended 2006, 2005 and 2004, was USD 60.0 million, USD 29.5 million and USD 30.5 million, respectively.

The weighted average fair value of options granted was USD 14.36, USD 18.28 and USD 15.33 per option for 2006, 2005 and 2004, respectively. The fair value of options at date of grant was estimated using the Black-Scholes-Merton model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield (%)	2.5	2.3	2.6
Expected volatility (%)	27.2	39.7	41.0
Risk-free interest rate (%)	5.0	3.7	3.9
Expected term (years)	4.0	4.1	4.7

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behaviour and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten-year option activity.

The following table summarizes options outstanding and options exercisable as of December 31, 2006, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 16.80 - USD 46.40	1,493,473	6.44	38.76
USD 46.56 - USD 60.76	1,497,798	6.83	56.21
USD 63.04 - USD 83.12	1,322,277	9.12	63.61

USD 16.80 - USD 83.12	4,313,548	7.40	52.43

A summary of the status of Delhaize Group’s nonvested options for U.S. 2002 Stock Incentive Plan as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below.

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2006	2,815,587	15.80
Granted	1,324,338	14.36
Vested	(1,247,461)	13.10
Forfeited	(295,163)	13.05

Nonvested at December 31, 2006	2,597,301	16.67

As of December 31, 2006, there was EUR 11.8 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 1.2 years.

Restricted stock unit awards granted to associates of U.S. operating companies under the Delhaize America 2002 Restricted Stock Unit Plan are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Number of Beneficiaries (at the moment of issuance)
May 2006	155,305	152,108	217
May 2005	145,868	132,524	204
May 2004	179,567	112,910	193
May 2003	249,247	98,501	185
May 2002	120,906	17,598	140

Activity related to the restricted stock plans is as follows:

Shares
2004
Outstanding at beginning of year	388,562
Granted	179,567
Released from restriction	(63,230)
Forfeited/expired	(3,827)

Outstanding at end of year	501,072

2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)

Outstanding at end of year	495,892

2006
Outstanding at beginning of year	495,892
Granted	155,305
Released from restriction	(126,004)
Forfeited/expired	(9,872)

Outstanding at end of year	515,321

The weighted average fair value at date of grant for restricted stock unit awards granted during 2006, 2005 and 2004 was USD 63.04, USD 60.76 and USD 46.40 based on the share price at the grant date, respectively.

DELHAIZE GROUP / ANNUAL REPORT 2006  93

29. Cost of Sales

(in millions of EUR)	2006	2005	2004
Product cost, net of vendor allowances and cash discounts	13,844.9	13,212.7	12,798.1
Purchasing, distribution and transportation costs	527.3	497.4	452.8

Total	14,372.2	13,710.1	13,250.9

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and adminsitrative expenses. Supplier allowances that represented a reimbursement of advertising costs incurred by the Group were recognized as a reduction of advertising costs in selling, general and administrative expenses of EUR 4.8 million, EUR 4.3 million and EUR 4.8 million in 2006, 2005 and 2004, respectively.

30. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2006	2005	2004
Wages, salaries and short-termbenefits including social security	2,543.9	2,408.1	2,243.9
Share option expense	23.5	27.6	24.3
Retirement benefits (including defined contribution, defined benefit and otherpost-employment benefits)	44.7	51.3	47.4

Total	2,612.1	2,487.0	2,315.6

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	314.5	298.7	285.2
Selling, general and administrative expenses	2,297.6	2,188.3	2,030.4
Results from discontinued operations	28.9	30.5	34.6

Total	2,641.0	2,517.5	2,350.2

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2006	2005	2004
United States	1,876.8	1,808.7	1,686.9
Belgium	584.7	540.2	502.7
Greece	121.5	107.9	100.2
Emerging Markets	8.6	7.1	6.3
Corporate	20.5	23.1	19.5

Total	2,612.1	2,487.0	2,315.6

31. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2006	2005	2004
Rental income	18.1	17.7	15.7
Recycling income	15.3	14.8	14.7
Gains on sale of property, plant and equipment	5.4	4.1	3.9
Services rendered to wholesale customers	1.7	2.5	2.9
Other	42.3	31.6	29.0

Total	82.8	70.7	66.2

Other primarily includes in-store advertising, services rendered to third parties, return check service income and litigation settlement income. The increase in 2006 primarily related to higher in-store advertising and to litigation settlement income resulting from the favorable outcome in the Visa Check / Master Money antitrust litgation.

32. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2006	2005	2004
Store closing and restructuring expenses	5.1	11.8	0.5
Impairment losses	2.8	6.8	8.1
Losses on sale of property, plant and equipment	8.9	18.6	11.5
Hurricane-related expenses*	1.0	1.5	6.0
Other	1.4	0.5	0.9

Total	19.2	39.2	27.0

*	Hurricane-related expenses in 2004 are net of insurance recoveries of EUR 3.2 million for losses incurred in 2003.

33. Finance Costs

(in millions of EUR)	2006	2005	2004
Interest on current and long-term borrowings	200.6	225.3	209.6
Losses on early retirement of debt	—	—	3.6
Interest on obligations under finance leases	78.3	78.1	81.2
Interest charged to closed store provisions	7.7	9.4	11.2
Amortization of debt discounts (premiums) and financing costs	9.9	10.3	7.9
Amortization of deferred loss on hedge	5.2	6.7	7.0
Fair value losses (gains) on currency swaps	4.1	(5.0)	2.3
Foreign currency (gains) losses on debt instruments	(5.0)	3.3	(3.9)
Other finance costs	(2.3)	(2.5)	2.0
Less: capitalized interest	(2.9)	(3.0)	(1.7)

Total	295.6	322.6	319.2

Borrowing costs attributable to the construction or production of qualifying long-lived assets were capitalized using an average interest rate of 7.9%, 7.3% and 8.1% in 2006, 2005 and 2004, respectively.

94  DELHAIZE GROUP / ANNUAL REPORT 2006

34. Income from Investments

(in millions of EUR)	2006	2005	2004
Interest and dividend income from bank deposits and securities	19.9	25.4	17.5
Amortization of discounts (premiums) on securities	(0.4)	(0.7)	(0.8)
Gains (losses) on sale of securities	(0.2)	0.2	—
Foreign currency gains on financial assets	2.0	4.3	4.2
Fair value losses on currency swaps and foreign exchange forward contracts	(2.0)	(3.7)	(6.8)
Other investing income	0.6	0.6	0.6

Total	19.9	26.1	14.7

35. Net Foreign Exchange (Gains) Losses

The exchange differences (credited) charged to the income statement are as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	—	0.2	—
Selling, general and administrative expenses	0.5	0.3	(0.6)
Finance costs	(5.0)	3.3	(3.9)
Income from investments	(2.0)	(4.3)	(4.2)
Result from discontinued operations	(0.6)	(0.1)	(0.5)

Total	(7.1)	(0.6)	(9.2)

36. Supplemental Cash Flow Information

(in millions of EUR)	2006	2005	2004
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	54.5	53.5	76.2
Finance lease obligations terminated for store properties and equipment	2.8	4.0	10.5

37. Related Party Transactions

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all of these transactions.

Several of the Group’s subsidiaries provide for post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 23.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Director remuneration granted for the fiscal years 2006, 2005 and 2004 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2006	2005	2004
Non-executive Directors
Baron de Vaucleroy(1)	—	—	140
Baron Jacobs(2)	150	140	70
Claire Babrowski (since May 24, 2006)	45	—	—
Baron de Cooman d’Herlinckhove (until May 26, 2005)	—	28	70
Count de Pret Roose de Calesberg	80	70	70
Jacques de Vaucleroy (since May 26, 2005)	80	42	—
Hugh Farrington (since May 26, 2005)	80	42	—
William G. Fergusson (until May 27, 2004)	—	—	28
Count Goblet d’Alviella	80	70	70
Robert J. Murray(3)	90	80	80
Dr. William Roper	75	70	70
Didier Smits	80	70	70
Philippe Stroobant (until May 26, 2005)	—	28	70
Baron Vansteenkiste (since May 26, 2005)	75	42	—
Frans Vreys (until May 26, 2005)	—	28	70

Total remuneration non-executive directors	835	710	808

Executive Director
Pierre-Olivier Beckers(4)	75	70	70

Total	910	780	878

(1)	Chairman of the Board until December 31, 2004.
(2)	Chairman of the Board since January 1, 2005.
(3)	Chairman of the Audit Committee.
(4)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as executive that is separately disclosed below.

Compensation of the Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2006, 2005 and 2004 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share-based incentive plans, see Note 28.

	2006	2005	2004
Restricted stock unit awards	39,448	39,548	47,072
Stock options and warrants	133,459	112,749	119,082

	2006
	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre-Olivier Beckers	35,000	10,043
Rick Anicetti	20,989	8,744
Renaud Cogels	13,500	—
Arthur Goethals	10,000	—
Ron Hodge	15,175	6,322
Craig Owens	17,378	7,240
Michael Waller	14,575	6,072
Michel Eeckhout	4,000	—
Joyce Wilson-Sanford	2,842	1,027

Total	133,459	39,448

The aggregate amount of compensation earned by the members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the table on the next page.

DELHAIZE GROUP / ANNUAL REPORT 2006  95

All amounts represent gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above, employer social security contributions and share-based compensation expense which are separately disclosed below. For 2005, they include the pro-rata share of compensation of the two members of Executive Management appointed on September 14, 2005.

(in millions of EUR)	CEO	2006 Executive Management	Total	2005(4)	2004(4)
Number of persons	1	8	9	10	8
Base pay	0.9	3.3	4.2	4.3	4.0
Annual bonus	0.7	1.9	2.6	2.0	2.6
Other short-term benefits(1)	0.02	0.2	0.2	0.1	0.1

Total short-term benefits	1.6	5.4	7.0	6.4	6.7
Retirement and post-employment benefits(2)	0.3	0.9	1.2	1.1	1.0
Other long-term benefits(3)	0.7	2.1	2.8	1.8	2.7

Total compensation	2.6	8.4	11.0	9.3	10.4

(1)	Other short-term benefits include the use of a company car, as well as employee and dependent life insurance, welfare benefits and financial planning for U.S. members of Executive Management.
(2)	The members of Executive Management benefit from corporate pension plans which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the company. U.S. members of Executive Management participate in profit sharing plans as well as defined benefit plans. Figures indicated in the schedule represent the employer contributions to the plans for defined contribution plans and the employer service costs for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of three-year performance periods upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts indicated represent the amount expensed by the Company during the reference year, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.
(4)	The 2005 and 2004 amounts have been adjusted to include a supplemental executive retirement plan for certain U.S. members of Executive Management.

Employer social security contribution for the members of Executive Management in the aggregate was EUR 1.2 millon, EUR 1.0 million and EUR 1.1 million for 2006, 2005 and 2004, respectively.

Share-based compensation expense for the members of Executive Management in the aggregate was EUR 3.4 million, EUR 3.3 million and EUR 3.4 million for 2006, 2005 and 2004, respectively.

38. Commitments

Purchase obligations amounted to EUR 187.0 million as of December 31, 2006, of which EUR 99.5 million relate to the acquisition of property, plant and equipment and intangible assets. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Commitments related to lease obligations are disclosed in Note 18.

39. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business or consolidated financial statements.

We continue to experience tax audits in jurisdictions in which we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during both financial years 2006 and 2005 in the United States and Greece and during 2006 in Belgium. Although some audits have been settled in the United States, Greece and Belgium during 2006, Delhaize Group expects continued tax audit activity in the United States and Belgium in 2007. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

40. Events After the Balance Sheet Date

In March 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business, to Parma

Gestion, a subsidiary of Distripar which is owned by CNP/NPM. The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of EUR 33.4 million in cash. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be immaterial. At the end of 2006, the Di network consisted of 90 company-operated and 42 franchised stores, which contributed EUR 95.5 million to Delhaize Group’s net sales and other revenues.

In March 2007, Delhaize Group announced it is planning to implement cross-guarantees between Delhaize Group SA and Delhaize America. The cross-guarantees of the companies’ financial debt obligations will support the continued integration of Delhaize group and increase its financial flexibility. The implementation of cross-guarantees must not negatively impact the credit ratings and outlook of Delhaize America and is conditional on obtaining a credit rating for Delhaize Group SA from Moody’s and Standard & Poor’s at least as strong as the current credit rating and outlook of Delhaize America. Delhaize America currently has the only credit rating within Delhaize Group.

96  DELHAIZE GROUP / ANNUAL REPORT 2006

41. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2006	2005	2004
Aidi Center SPRL	Belgium	—	—	100.0
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	61.3	60.6	50.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(1)	Schietstandlaan 9, 2300 Turnhout, Belgium	100.0	100.0	—
Bevermart NV(1)	Heppensesteenweg 34, 3581 Beringen, Belgium	100.0	100.0	—
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA(1)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	—
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.	Thailand	—	100.0	100.0
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	—	—	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn),	100.0	100.0	100.0
	Keth Suan Luang, Bangkok 10250, Thailand
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	—	100.0	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delvita SK, s.r.o.(2)	Slovakia	100.0	100.0	100.0
Distra NV	Belgium	—	—	100.0
Distri Group 21 NV(1)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Ecad NV(1)	Stationsstraat 19, 9900 Eeklo, Belgium	100.0	100.0	—
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece	61.3	60.6	50.6
Esmart NV(1)	Floris Primsstraat 24, 2280 Grobbedonk, Belgium	100.0	100.0	—
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Flashmarkt NV(1)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	—
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(3)	Thailand	100.0	100.0	100.0
Food Lion (Thailand), Inc.(3)	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Golden Power 95 Com S.R.L.	Romania	—	—	100.0
Haagmart NV(1)	Markt 10, 3150 Haacht, Belgium	100.0	100.0	—
Hannbro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145, Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	—
Hermfri NV(1)	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	—
Heulcad NV(1)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	—
Huro NV(1)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(1)	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	100.0	—
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kastelmart NV(1)	Markt 41, 2460 Kasterlee, Belgium	—	100.0	—
Katdrink NV(1)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	100.0	100.0	—
Katmart NV(1)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	—	100.0	—
Koermart NV(1)	Pieter Vanhoudtstraat 49, 3582 Beringen, Belgium	100.0	100.0	—
Kommar NV(1)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	—
Ledemart NV(1)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	—
Leoburg NV(1)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	—

DELHAIZE GROUP / ANNUAL REPORT 2006  97

Lion Garden Food Company, Ltd. (3)	Thailand	-	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV(1)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	—
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	99.2	99.2	99.2
Mega Dolphin S.A.	Romania	—	—	100.0
Mega Image S.R.L.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(1)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	—
Molmart NV(1)	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	—
NP Lion Leasing & Consulting, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	—	100.0	100.0
Octomarket NV(1)	Poederleeseweg 25, 2275 Lille, Belgium	100.0	100.0	—
Parkshopping NV(1)	Parklaan 170, 2300 Turnhout, Belgium	—	100.0	—
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Regab B.V.	The Netherlands	—	—	100.0
Rethy NV(1)	Grote Markt 14C, 2260 Westerlo, Belgium	100.0	100.0	—
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(1)	Parklaan 170, 2300 Turnhout, Belgium	100.0	100.0	—
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
SID SA	Belgium	—	—	—
Svemark B.V.	The Netherlands	—	—	100.0
Super Dolphin S.A.	Romania	—	—	—
Supermarkten Voeten-Hendrickx NV(1)	Markt 18, 2470 Retie, Belgium	100.0	100.0	—
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Trofo S.A.	Greece	—	—	—
Vadis SPRL	Belgium	—	—	100.0
Vangeelder NV(1)	Logen 6, 2440 Geel, Belgium	100.0	100.0	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(1)	Bruulstraat 2, 9450 Haaltert, Belgium	100.0	100.0	—
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens-Peeters NV(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Wilmart NV(1)	Dendermondsesteenweg 31, 2830 Willebroek, Belgium	100.0	100.0	—
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures-Proportionally Consolidated

		Ownership Interest in %
		2006	2005	2004
P.T. Lion Super Indo, LLC (5)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies

Accounted for under the equity method:
Super Discount Markets, Inc. (6)	U.S.A.	—	60.0	60.0
Debarry Center	U.S.A.	—	—	50.0

(1)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.
(2)	In February 2005, Delhaize Group discontinued its operations in Slovakia.
(3)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(4)	In liquidation.
(5)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2006	2005	2004
Non-current assets	5.3	4.4	4.1
Current assets	11.5	10.2	7.3
Non-current liabilities	0.5	0.5	—
Current liabilities	7.4	7.0	6.0

Cash flows of Super Indo included in Delhaize Group’s cash flow statement were as follows:

(in millions of EUR)	2006	2005	2004
Net cash provided by operating activities	1.9	2.4	2.0
Net cash used in investing activities	(2.0)	(0.4)	(1.1)
Net cash used in financing activities	—	(0.4)	—

Sales and other revenue of Super Indo included in the Group’s result was EUR 66.1 million, EUR 55.7 million and EUR 55.2 million for 2006, 2005 and 2004, respectively. Net income of Super Indo included in the Group’s results was EUR 2.1 million, EUR 1.6 million and EUR 1.4 million in 2006, 2005 and 2004, respectively.

(6)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the United States bankruptcy code and was liquidated in 2006.

98  DELHAIZE GROUP / ANNUAL REPORT 2006

SUPPLEMENTARY INFORMATION

Number of Stores (at year-end)

	2007 (1)		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
United States	1,572		1,549	1,537	1,523	1,515	1,485	1,459	1,420	1,276	1,207	1,157
Belgium, G.D. Luxembourg and Germany	753	(2)	843	808	747	728	707	675	615	553	515	511
Greece	167		148	135	129	119	111	104	53	48	42	31
Romania	24		18	16	16	15	12	10	10	—	—	—
Indonesia	59		50	46	42	38	34	29	20	14	12	11
Subtotal	2,575		2,608	2,542	2,457	2,415	2,349	2,277	2,118	1,891	1,776	1,710

Divested and Discontinued Operations
Czech Republic	—		97	94	97	94	93	94	99	99	58	43
Slovakia	—		—	—	11	14	16	16	15	14	1	—
Thailand	—		—	—	—	36	34	26	18	13	5	2
Singapore	—		—	—	—	—	35	31	30	25	—	—
Super Discount Markets (U.S.)	—		—	—	—	—	—	—	30	20	18	14
France	—		—	—	—	—	—	—	—	50	46	47
Total	2,575		2,705	2,636	2,565	2,559	2,527	2,444	2,310	2,112	1,904	1,816

(1)	Estimates based on planned openings and closings.
(2)	Excluding 132 Di stores that are planned to be sold in 2007.

Number of Associates (at year-end)

Delhaize Group

	2006	2005	2004
Full-time	64,726	62,691	62,188
Part-time	77,790	74,439	75,839
Full-time equivalent (FTE)	106,648	102,130	101,523

Male	69,137	66,281	67,216
Female	73,379	70,849	70,811

Total	142,516	137,130	138,027

Geographical Split

	2006		2005		2004
	Total	FTE	Total	FTE	Total	FTE
United States	108,883	77,965	104,067	74,145	105,396	73,813
Belgium	18,081	15,348	17,968	15,068	16,596	13,925
Greece	7,209	5,764	6,744	5,441	6,517	5,554
Czech Republic	3,714	2,943	3,808	2,935	4,603	3,480
Slovakia	—	—	—	—	570	409
Romania	1,095	1,094	1,123	1,121	994	991
Indonesia	3,534	3,534	3,420	3,420	3,351	3,351

Total	142,516	106,648	137,130	102,130	138,027	101,523

Organic Sales Growth Reconciliation

(in millions of EUR)	2006	2005	%
Net sales and other revenues	19,225.2	18,345.3	+4.8%
Effect of exchange rates	122.2	—
Net sales and revenues at identical exchange rates	19,347.4	18,345.3	+5.5%
Cash Fresh	(215.6)	(124.9)

Organic sales growth	19,131.8	18,220.4	+5.0%

DELHAIZE GROUP / ANNUAL REPORT 2006  99

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2006	2005	2004
Net cash provided by operating activities	910.3	902.3	989.2
Net cash used in investing activities	(721.9)	(756.6)	(641.9)
Investment in debt securities, net of sales and maturities	26.7	3.2	25.7

Free cash flow	215.1	148.9	373.0

Use of Free Cash Flow in 2006

(in millions of EUR)

Inflow:
Free cash flow	215.1
Additions to short-term loans	106.7
Stock options exercised, net of buyback own shares	26.4
Release of escrow for funding senior notes	10.8
Outflow:
Repayment of long-term loans	(665.9)
Investment in debt securities	(26.7)
Dividends paid	(114.8)

Cash movement before translation	(448.4)
Foreign exchange translation difference (on cash portion)	(42.2)

Net decrease in cash and cash equivalents	(490.6)

Net Debt

(in millions of EUR)	December 31, 2006	December 31, 2005	December 31, 2004
Non-current financial debt	2,771.8	3,199.9	3,331.5
Current financial liabilities	317.9	694.2	69.0
Derivative liabilities	4.9	9.1	15.1
Derivative assets	(1.9)	(1.2)	(6.3)
Investments in securities - non-current	(121.0)	(125.0)	(115.9)
Investments in securities - current	(32.4)	(29.1)	(24.6)
Cash and cash equivalents	(304.8)	(804.9)	(660.4)

Net debt	2,634.5	2,943.0	2,608.4
Net debt to equity ratio	74.0%	81.8%	90.6%

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)	At Actual Rates	2006 Effect of Exchange Rates	At Identical Rates	2005	2006/2005
					At Actual Rates	At Identical Rates
Net sales and other revenues	19,225.2	122.2	19,347.4	18,345.3	+4.8%	+5.5%
Operating profit	946.3	7.0	953.3	899.9	+5.2%	+5.9%
Net profit from continuing operations	425.6	3.0	428.6	379.6	+12.1%	+12.9%
Group share in net profit	351.9	3.2	355.1	365.2	-3.6%	-2.8%
Basic earnings per share	3.71	0.03	3.74	3.89	-4.6%	-3.8%
Diluted earnings per share	3.55	0.03	3.58	3.71	-4.4%	-3.6%
Free cash flow	215.1	1.6	216.7	148.9	+44.5%	+45.6%

(in millions of EUR)	December 31, 2006			December 31, 2005	Change
Net debt	2,634.5	246.8	2,881.3	2,943.0	-10.5%	-2.1%

100  DELHAIZE GROUP / ANNUAL REPORT 2006

HISTORICAL FINANCIAL OVERVIEW

RESULTS (in millions of EUR)	2006	2005	2004	2003
Net sales and other revenues	19,225.2	18,345.3	17,596.8	18,214.7
Operating profit	946.3	899.9	862.2	800.9
Net financial expenses	(275.7)	(296.5)	(304.5)	(318.5)
Income tax expense	(245.0)	(223.8)	(200.4)	(188.1)
Net profit from continuing operations	425.6	379.6	357.3	294.3
Net profit (Group share)	351.9	365.2	295.7	278.9
Free cash flow (1)	215.1	148.9	373.0	441.1

FINANCIAL POSITION (in millions of EUR)
Total assets	9,295.4	10,253.9	8,702.5	8,765.8
Total equity	3,561.4	3,596.0	2,874.6	2,801.2
Net debt (1)	2,634.6	2,943.1	2,608.3	3,027.7
Enterprise value (1) (3)	8,725.9	8,170.8	7,849.1	6,804.9

PER SHARE INFORMATION (in EUR)
Net earnings (basic) (2)	3.71	3.89	3.19	3.03
Net earnings (diluted) (2)	3.55	3.71	3.09	3.02
Free cash flow (1) (2)	2.27	1.59	4.03	4.79
Gross dividend	1.32	1.20	1.12	1.00
Net dividend	0.99	0.90	0.84	0.75
Pay-out ratio (net profit)	36.4%	31.4%	35.5%	33.2%
Shareholders’ equity (3)	36.55	37.65	30.34	29.93
Share price (year-end)	63.15	55.20	55.95	40.78

RATIOS (%)
Operating margin	4.9%	4.9%	4.9%	4.4%
Effective tax rate	36.5%	37.1%	35.9%	39.0%
Net margin	1.8%	2.0%	1.7%	1.5%
Net debt to equity (1)	74.0%	81.4%	90.6%	108.1%

CURRENCY INFORMATION
Average USD/EUR rate (4)	0.7964	0.8038	0.8039	0.8840
USD/EUR rate at year-end (4)	0.7593	0.8477	0.7342	0.7918

OTHER INFORMATION
Number of sales outlets	2,705	2,636	2,565	2,559
Capital expenditures (in millions of EUR)	699.9	636.1	494.1	463.0
Number of associates (thousands)	142.5	137.1	138.0	141.7
Full-time equivalents (thousands)	106.6	102.1	101.5	104.7
Weighted average number of shares outstanding (thousands)	94,939	93,934	92,663	92,097

(1)	Non-GAAP financial measures. For more information, see box on page 38.
(2)	Calculated using the weighted average number of shares outstanding over the year.
(3)	Calculated using the total number of shares at the end of the year.
(4)	Euro value of USD 1.

DELHAIZE GROUP / ANNUAL REPORT 2006  101

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 PRESENTED TO THE ORDINARY GENERAL MEETING OF DELHAIZE BROTHERS AND Co “THE LION” (DELHAIZE GROUP) SA

To the Shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comments and information.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Group SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the consolidated income statement, the consolidated statement of recognized income and expense and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 9,295.4 million and a consolidated profit (group share) for the year then ended of EUR 351.9 million.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s financial position as of 31 December 2006, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional comments and information

The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comments and information which does not change the scope of our audit opinion on the consolidated financial statements:

•

The directors’ report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

•

As mentioned in note 3 to the financial statements, “Change in Accounting Policy”, the company has changed its accounting policy with respect to the recognition of actuarial gains and losses relating to post-employment defined benefit plans following the issuance of IAS19 Employee Benefits - Amendment - Actuarial Gains and Losses, Group Plans and Disclosures which provides for an option to recognize actuarial gains and losses in full through equity in the statement of recognized income and expense (SoRIE) in the period in which they occur. This change in accounting policy was applied retrospectively. The effect on the consolidated balance sheets and income statements is disclosed in note 3 to the financial statements ‘Change in Accounting Policy’.

March 14, 2007

The Statutory Auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Philip Maeyaert

102  DELHAIZE GROUP / ANNUAL REPORT 2006

RECONCILIATION OF IFRS TO US GAAP

The consolidated financial statements have been prepared in accordance with IFRS. These reporting standards differ in certain significant respects from US GAAP. These differences relate mainly to the items described below and summarized in the following tables and affect both the determination of net income and shareholders’ equity.

a. Goodwill – Transition to IFRS

Delhaize Group elected the option in IFRS 1 “First Time Adoption of International Financial Reporting Standards” not to apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003. In accordance with IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet was the carrying amount under Belgian GAAP at the date of transition to IFRS (January 1, 2003), after the following adjustments:

•

reclassification to goodwill of certain items recognized as specifically identifiable intangible assets under Belgian GAAP that do not qualify for recognition under IFRS (i.e., assembled workforce and distribution network), which is consistent with US GAAP;

•	adjustment of goodwill by the amount of contingent adjustments to purchase consideration for a past business combination, when the contingency is resolved before the date of transition to IFRS;

•	recognition of impairment losses upon testing goodwill for impairment at the date of transition to IFRS.

In addition, Delhaize Group elected to apply IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS and recorded goodwill in the acquired company’s currency at the date of the business combinations, instead of the functional currency of the acquiring company, which is consistent with US GAAP.

As a result, several of the reconciling items between Belgian GAAP and US GAAP which relate to business combinations that occurred prior to January 1, 2003 remain under the IFRS to US GAAP reconciliation.

a-1) Amortization of Goodwill

Under Belgian GAAP, goodwill was amortized over its useful live, not to exceed 40 years. Under IFRS, goodwill is not amortized. Therefore, Delhaize Group ceased to amortize goodwill on January 1, 2003. Under US GAAP, Delhaize Group adopted SFAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002 and ceased goodwill amortization. Adjustments of EUR 74.4 million, EUR 83.6 million and EUR 73.7 million to increase goodwill and minority interests in accordance with US GAAP were recorded to reflect this one-year difference in ceasing the amortization of goodwill, at December 31, 2006, 2005 and 2004, respectively.

Prior to 1999, Delhaize Group’s policy, for Belgian GAAP purposes, was to amortize goodwill over a twenty-year period. Beginning in 1999, Delhaize Group changed its Belgian GAAP policy for such goodwill to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applied to both existing and new goodwill balances, although amounts previously amortized were not restated. Under US GAAP, prior to the adoption of SFAS 142, Delhaize Group’s policy for goodwill acquired business combinations was to amortize goodwill over its estimated useful life, not to exceed forty years. As a result, an adjustment of EUR 7.3 million, EUR 8.1 million and EUR 7.0 million to increase goodwill under US GAAP was recorded at December 31, 2006, 2005 and 2004, respectively.

a-2) Share Exchange

In 2001, Delhaize Group and Delhaize America completed a share exchange that resulted in Delhaize Group acquiring the minority interests of Delhaize America that Delhaize Group did not previously own. The determination of the consideration paid in connection with the share exchange differed under Belgian GAAP and US GAAP.

Under Belgian GAAP, consistent with IFRS, the shares that were issued were valued at EUR 56.00 per share, representing the share price on April 25, 2001, the date the share exchange was consummated. Under US GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date the share exchange agreement was signed, on November 16, 2000. Certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) were expensed under Belgian GAAP and were included in the purchase price under US GAAP. Under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (adoption date of SFAS 142). As a result, an adjustment of EUR 95.7 million, EUR 106.8 million and EUR 92.5 million to decrease goodwill under US GAAP was recorded at December 31, 2006, 2005 and 2004 respectively.

a-3) Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill were not permitted in subsequent years’ financial statements. Under US GAAP purchase accounting adjustments are allowed for up to one year following the acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. The impact of the purchase accounting adjustments to increase goodwill amounted to EUR 18.8 million, EUR 17.1 million and EUR 11.0 million as of December 2006, 2005 and 2004, respectively.

a-4) Subsidiary Treasury Shares

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, Delhaize Group recognized Delhaize America’s treasury share purchases as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary were accounted for using the purchase method of accounting in accordance with APB Opinion No. 16 “Business Combinations,” and resulted in an increase in goodwill in the amount of EUR 79.8 million between 1995 and 1999. At December 31, 2006, 2005 and 2004, the balance of goodwill related to these transactions was EUR 61.6 million, EUR 68.8 million and EUR 59.6 million, respectively. No repurchase of treasury shares has been made by Delhaize America, under this program subsequent to 1999.

a-5) Hannaford Acquisition

When Delhaize America acquired Hannaford in 2000, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options was not recognized. Under US GAAP, in accordance with FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree are considered to be part of the purchase price paid by the acquirer for the acquiree in a purchase business combination. The fair value of the Delhaize America awards was included as part of the purchase price of Hannaford under US GAAP and goodwill recorded in connection with the Hannaford acquisition was increased by EUR 13.1 million, EUR 14.6 million and EUR 12.7 million at the end of 2006, 2005 and 2004, respectively.

b. Goodwill - Impairment

Under IFRS, goodwill is tested for impairment at the level of groups of cash generating units that represent the lowest level at which goodwill is monitored for internal management purpose. At the date of transition to IFRS, January 1, 2003, the impairment test of goodwill resulted in an impairment loss of the Kash n’ Karry goodwill. Under US GAAP, goodwill is tested for impairment at the level of the reporting unit

DELHAIZE GROUP / ANNUAL REPORT 2006  103

and no impairment loss was recorded for Kash n’ Karry.

c. Goodwill - Tax Adjustments

Under IFRS, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are recorded as an offset to income tax expense when there is a change in estimate regarding the realization of the deferred tax balance. Under U.S. GAAP, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are offset to goodwill. If goodwill is reduced to zero, the remaining amount first reduces other intangible assets, and any excess is recorded as an adjustment to income tax expense.

The favorable resolution of certain tax accruals that existed at the time of certain purchase accounting transactions are reflected as a reduction to tax expense for IFRS and a reduction to goodwill for US GAAP. The adjustments were EUR 4.9 million, EUR 3.9 million and EUR 7.1 million to increase income tax expense under US GAAP during 2006, 2005 and 2004, respectively.

d. Amortization of Trade Names

Under IFRS, Delhaize Group does not amortize intangible assets with indefinite lives. Upon first-time adoption of IFRS, this accounting policy was applied retrospectively to all trade names existing at the date of transition, on January 1, 2003. Under US GAAP, Delhaize Group ceased amortizing intangible assets with indefinite lives, upon adoption of SFAS No. 142 on January 1, 2002. As a result, an adjustment to decrease the carrying amount of trade names in accordance with US GAAP was recorded in the amount of EUR 6.7 million, EUR 7.5 million and EUR 6.5 million at December 31, 2006, 2005 and 2004, respectively.

e. Defined Benefit Plans

Under IFRS, Delhaize Group accounts for defined benefit plans in accordance with IAS 19 “Employee Benefits”. At the date of transition to IFRS on January 1, 2003, Delhaize Group recognized all existing unrecognized actuarial gains and losses. After January 1, 2003 Delhaize Group elected to recognize actuarial gains and losses in full in the statement of recognized income and expense in the period in which they occur (see Note 3). Actuarial gains and losses are not recognized in profit or loss in subsequent periods. Under US GAAP, a new statement was issued in September 2006: SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Retirment Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS 158 requires employers to recognized the funded status of a defined benefit plan as an asset or liability in its balance sheet, measured as the difference between the fair value of plan assets and the benefit obligation. In addition, SFAS 158 requires employers to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Amounts recognized in accumulated other comprehensive income are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of SFAS Nos. 87 and 106.

f. Share-based Payments

Under IFRS, Delhaize Group records share-based compensation expense related to stock options and restricted stock unit awards in accordance with IFRS 2 “Share-Based Payment” for all options and restricted stock unit awards granted but not fully vested at the date of transition to IFRS on January 1, 2003. Under US GAAP, until December 31, 2004, Delhaize Group applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), for grants of restricted stock unit awards and stock options. As of January 1, 2005, Delhaize Group adopted SFAS No. 123(R) “Share-Based Payment.” Under IFRS 2 and SFAS 123(R), compensation expense is based on the fair value of the share-based awards. Delhaize Group estimates the fair value using the Black-Scholes-Merton valuation model. Under APBO 25, compensation expense was based on the intrinsic value (i.e., the difference between the market price of the underlying share at grant date and the exercise price of the award). The retrospective transition provision of IFRS 2 and the modified prospective transition provision of SFAS 123(R) give rise to differences in the historical income statement for share-based compensation. Differences surrounding the effective date of application of the standards to unvested shares (i.e., using the straight-line method for US GAAP and the graded method for IFRS) give rise to both current and historical income statement differences in share-based compensation. As a result, adjustments were made to increase compensation expense in accordance with US GAAP by EUR 2.8 million in 2006 and to decrease compensation expense in accordance with US GAAP, in the amount of EUR 1.0 million and EUR 19.2 million in 2005 and 2004, respectively. Under IFRS, a tax benefit for tax deductible share-based payments is recognized in the operating statement at the lower of the cumulative realizable tax deduction at the balance sheet date based on the current share value and the tax effected cumulative share-based compensation expense. Any tax benefit in excess of that amount are recognized directly in equity. Under APBO 25, all tax benefits related to stock options is recorded directly in equity. Under SFAS 123(R), the equity pool from past stock option activity is considered when recognizing tax benefits through the operating statement. As a result, adjustments were recorded to increase income tax expense in accordance with US GAAP by EUR 3.9 million, EUR 3.5 million and EUR 6.5 million, for 2006, 2005 and 2004, respectively.

g. Impairment of Assets

Under IFRS, Delhaize Group tests assets for impairment in compliance with IAS 36 “Impairment of Assets”, whenever events or circumstances indicate that impairment may exist. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the higher of their value in use (i.e., projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount (i.e., higher of value in use or fair value less cost to sell). If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment loss is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For a depreciable asset, the new cost is depreciated over the asset’s remaining useful life. Reversal of previously recognized impairment losses is not permitted. The differences between impairment losses recognized under IFRS and US GAAP result in different carying amounts of fixed assets under IFRS and US GAAP, and therefore in differences in depreciation expenses and gains or losses arising on diposals of fixed assets.

h. Taxes

Under IFRS, deferred tax liabilities are not recognized on tax-exempt reserves relating to capital gains realized in the past on the disposal of investments and real estate, which will be taxed only when distributed to shareholders. Under US GAAP, such deferred tax liabilities are recognized.

i. Convertible Bond

In 2004, Delhaize Group issued a convertible bond in the amount of EUR 300 million. Under IFRS, Delhaize Group accounts for the convertible bond in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement”. Accordingly, the convertible bond was recognized partly as a liability and partly as an equity instrument. Under US GAAP, the convertible bond was recorded in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”, SFAS No. 133,

104  DELHAIZE GROUP / ANNUAL REPORT 2006

“Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Accordingly, the convertible bond was fully recognized as a liability.

j. Closed Store Provision

The timing for recognizing and the amount of closed store provisions under US GAAP for stores closed prior to the adoption of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” are different from IFRS. In addition, under IFRS, the provision for closed stores reflects the estimated settlement amount versus the market value used for US GAAP. Estimated sublease income that is considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to retain the customer base in the market in which a store has operated and has been closed. The discounting rules associated with long-term provisions are more prescriptive under IFRS than US GAAP.

k. Disposal of a Foreign Operation

In 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic. Under both IFRS and US GAAP, the assets and liabilities of Delvita were classified as held for sale, and an impairment loss was recorded to write down the fair value of Delvita to fair value less costs to sell. Under IFRS, in accordance with IAS 21, the accumulated exchange difference on a foreign operation is not taken into account when assessing impairment of assets to be disposed. Under US GAAP, the cumulative translation adjustment is part of the basis of the asset held for sale and taken into account when assessing impairment of assets to be disposed. Therefore an adjustment was recorded to increase net profit under US GAAP by EUR 26.7 million, which represents the positive accumulated exchange difference relating to Delvita.

l. Other

“Other” primarily relates to finance leases. Under US GAAP, finance leases for real estate are separated into the land and building components with the land component accounted for separately as an operating lease if the land represents 25% or more of the value of the leased asset. Under IFRS, the land component of finance leases is accounted for separately as an operating lease if it is material, which is defined by Delhaize Group as 10% or more of the total value of the leased property. In addition, Delhaize Group applies EITF 97-10 “The Effect on Lessee Involvment in Asset Construction”, by which a lessee should be considered the owner of a real estate project during the construction period if the lessee has substantially all of the construction period risks and sales-leaseback accounting should be considered. For US GAAP, EITF 97-10 is applied on a prospective basis for new leases after the date of adoption. Under IFRS, this treatment is applied retrospectively to all finance leases existing at the date of transition to IFRS on January 1, 2003.

Reconciliation to US GAAP of net income and shareholders’ equity is as follows:

(in millions of EUR)	2006	2005 (1)	2004
Net income in accordance with IFRS	351.9	365.2	295.7
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill - transition to IFRS	2.6	3.7	8.6
c. Goodwill - tax adjustments	(4.9)	(3.9)	(7.1)
e. Defined benefit plans	(3.6)	(2.9)	(2.1)
f. Share-based payment	(2.8)	1.0	19.2
g. Impairment of assets	5.0	(0.2)	(7.0)
h. Taxes	—	(0.6)	0.4
i. Convertible bonds	5.6	5.3	3.4
j. Closed store provision	(1.8)	4.2	0.4
k. Disposal of a foreign operation	26.7	—	—
l. Other	0.1	(1.3)	1.0

Total US GAAP adjustments before tax effects	26.9	5.3	16.8

Tax effects of US GAAP adjustments	(3.9)	(6.8)	(8.1)

Net income in accordance with US GAAP	374.9	363.7	304.4

	December 31,
(in millions of EUR)	2006	2005 (1)	2004 (1)
Shareholders’ equity in accordance with IFRS	3,525.2	3,565.9	2,842.2

Items having the effect of increasing (decreasing) reported shareholders’ equity:
a. Goodwill - transition to IFRS	79.6	85.4	71.5
b. Goodwill - impairment	59.6	66.6	57.7
c. Goodwill - tax adjustments	(15.0)	(11.6)	(6.5)
d. Amortization of trade names	(6.7)	(7.5)	(6.5)
e. Defined benefit plans	2.8	46.6	25.0
g. Impairment of assets	4.3	0.1	(0.3)
h. Taxes	(17.0)	(17.0)	(16.5)
i. Convertible bonds	(14.5)	(20.1)	(25.4)
j. Closed store provision	4.3	6.8	2.0
l. Other	(7.5)	(8.0)	(5.7)

Total US GAAP adjustments before tax effects	89.9	141.3	95.3

Tax effects of US GAAP adjustments	(4.9)	(16.6)	(8.2)

Shareholders’ equity in accordance with US GAAP	3,610.2	3,690.6	2,929.3

(1)	adjusted for the change in accounting policy described in Note 3

DELHAIZE GROUP / ANNUAL REPORT 2006  105

SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be deposited at the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they related to debt issuance costs, the period of the loans.

2. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price, at cost price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

Land	0.00% /year
Buildings	5.00% /year
Distribution centres	3.00% /year
Sundry installations	10.00% /year
Plant, equipment	20.00% /year
Equipment for intensive use	33.33% /year
Furniture	20.00% /year
Motor vehicles	25.00% /year

3. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value.

4. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

5. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is expensed if it is a loss and deferred if it is a gain.

6. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

•	Pension obligations, early retirement benefits and similar benefits due to present or past employees

•	Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

•	Significant reorganization and store closing costs

•	Charges for which the Company may be liable as a result of current litigation.

7. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts”.

Summary of the net earnings per share of Delhaize Group SA:

	2006	2005	2004
Net earnings per share	1.54	0.86	0.99

Summary Company Accounts of Delhaize Group SA

Balance Sheet

	December, 31
	2006	2005
(in thousands of EUR)
Assets
Fixed assets	4,544,380	4,421,479
Establishment costs	2,471	3,525
Intangible fixed assets	22,267	12,369
Tangible fixed assets	372,221	356,385
Financial fixed assets	4,147,421	4,049,200

Current assets	785,108	724,853
Inventories	233,855	236,134
Short-term receivables	428,851	399,666
Short-term investments	43,336	22,518
Cash and bank	72,180	56,838
Prepayments and accrued income	6,886	9,697

Total assets	5,329,488	5,146,332

Liabilities and Equity
(in thousands of EUR)
Shareholders’ equity	2,988,846	2,871,052
Capital	48,228	47,352
Distributable reserves	17,544	17,220
Other reserves	2,889,804	2,791,163
Profit carried forward	33,270	15,317

Provisions and deferred taxation	8,970	8,442

Financial liabilities	1,352,312	1,361,962
After one year	1,201,338	1,288,370
Within one year	150,974	73,592

Trade creditors	685,350	623,235

Other liabilities	294,010	281,641
Other liabilities within one year	270,848	252,789
Accruals and deferred income	23,162	28,852

Total liabilities and equity	5,329,488	5,146,332

106  DELHAIZE GROUP / ANNUAL REPORT 2006

Income Statement

(in thousands of EUR)	2006	2005
Operating income	4,042,811	3,857,481
Sales	3,982,228	3,801,976
Other operating income	60,583	55,505

Operating expenses	(3,940,615)	(3,740,073)
Merchandise and consumables	3,037,410	2,884,289
Salaries, social security and pensions	537,405	513,311
Other operating expenses	365,800	342,473

Operating profit	102,196	117,408
Income from financial fixed assets	129,105	64,375
Net financial expense	(70,576)	(76,077)

Current profit before taxation	160,725	105,706
Exceptional income	566	549
Exceptional expenses	(844)	(5,269)

Current year profit before taxation	160,447	100,986
Transfer (-) to/ release (+) from deferred taxes	(132)	(170)
Current taxation	(14,184)	(19,735)

Financial year results	146,131	81,081
Transfer (-) to/ release (+) from tax-exempt reserves	(329)	(329)

Financial year results to be appropriated	145,802	80,752

Appropriation of Profit

(in thousands of EUR)	2006	2005
Profit brought forward from previous year	15,317	49,110
Transfer to legal reserve	(88)	(52)
Profit to carry forward	(33,270)	(15,317)
Dividends to shareholders(1)	(127,761)	(114,493)

(1)	As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 45 entitling to the payment of the 2006 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2007. The Board of Directors will communicate at the Ordinary General Meeting of May 24, 2007 the aggregate number of shares entitled to the 2006 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2006 will be modified accordingly.

Share Capital (December 31, 2006)	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
At the end of the previous year	47,352
Issue of new shares	876
At the end of the financial year	48,228
Analysis of share capital
Class of shares
Ordinary shares of no nominal value		96,456,924
Registered shares or bearer shares
Registered		8,453,796
Bearer		88,003,128
Treasury shares held by
The company itself		756,000
Its subsidiaries		162,599
Commitments to issue new shares
On the exercise of conversion rights
Amount of outstanding convertible bonds	300,000
Amount of capital to be subscribed	2,632
Corresponding maximum number of shares to be issued		5,263,158
On the exercise of subscription rights
Number of subscription rights in issue		4,641,500
Amount of capital to be subscribed	2,321
Corresponding maximum number of shares to be issued		4,641,500

Unissued authorized capital	38,600

DELHAIZE GROUP / ANNUAL REPORT 2006  107

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www. euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Alfa-Beta, Delhaize Group’s operating company in Greece, is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Share Performance in 2006

On December 29, 2006, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 63.15, a 14.4% increase compared to EUR 55.20 one year earlier. In the same period, the Euro Stoxx 50 index increased by 15.1% and the BEL20 index by 23.6%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 24.1% in 2006. In 2006, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 58.14 and an average daily trading volume of 443,495 shares.

On December 29, 2006, the closing price of Delhaize Group’s ADRs on the New York Stock Exchange was USD 82.57, 27.2% higher than the closing price on December 31, 2005 (USD 65.47). In the same period, the S&P 500 index increased by 13.6%, while the S&P 500 Food and Staple Retailing Index increased by 5.7%. In 2006, the average daily trading volume of Delhaize Group ADRs was 22,318 shares.

Equity Indices

On December 31, 2006, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600, FTSE Eurofirst 300 and the MSCI Europe index.

On December 31, 2006, the weight of Delhaize Group shares in the BEL20 index was 666 shares. With a weight of 4.56%, Delhaize Group shares represented the eighth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 688 Delhaize Group shares from March 1, 2007.

On December 31, 2006, the weight of Delhaize Group in the Euronext 100 index was 0.28%. Delhaize Group represented the 84th largest constituent in the index.

Dividend Policy

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

2006 Dividend

At the Ordinary General Meeting to be held on May 24, 2007, the Board of Directors will propose the payment of a gross dividend of EUR 1.32 per share, compared to EUR 1.20 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 0.99 per share (EUR 0.90 the prior year).

The net dividend of EUR 0.99 per share will be payable to owners of ordinary shares against coupon no. 45. The shares will start trading ex-coupon on May 31, 2007. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

•	Bank Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Bank, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

108  DELHAIZE GROUP / ANNUAL REPORT 2006

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through The Bank of New York.

Financial Calendar

Press release - 2007 first quarter results	May 9, 2007*
Final date for depositing shares for the Ordinary General Meeting	May 18, 2007**
Ordinary General Meeting	May 24, 2007
ADR dividend record date	May 30, 2007
Dividend for the financial year 2006 becomes payable to owners of ordinary shares	May 31, 2007
Dividend for the financial year 2006 becomes payable to ADR holders	June 11, 2007
Press release - 2007 second quarter results	August 9, 2007*
Press release - 2007 third quarter results	November 8, 2007*

*	You are kindly invited to listen to the related conference call.
See www.delhaizegroup.com for further details on the conference call and the webcast.
**	Holders of bearer shares are informed that May 18, 2007 is a bank holiday and May 17, 2007 is a public holiday in Belgium. Therefore, they are advised to contact their bank or broker in due time.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

The Bank of New York

Shareholder Relations

P.O. Box 11258

Church Street Station

New York, N.Y. 10286-1258

U.S.A.

Toll free telephone number for U.S. callers: 1-877-853-2191

Non-U.S. callers can call: 1- 212 815 3700

e-mail: shareowners@bankofny.com

website: www.stockbny.com

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). For further information on ADRs or Global BuyDIRECT, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com or call The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If he/she holds at least 10% of the voting rights of Delhaize Group, a reduced withholding tax rate of 5% is currently applicable.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the AFER - Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, B –1030 Brussels, Belgium. (phone: +32 2 576 90 02, fax: +32 2 576 17 78, email: bct.cd.bruxelles.etr@minfin.fed.be).The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender. The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

DELHAIZE GROUP / ANNUAL REPORT 2006  109

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F, including a reconciliation of its financial statements to US GAAP. The Form 20-F will be available from the SEC’s EDGAR database at www.sec. gov/edgarhp.htm and on the Company’s website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S.A. 20549. Also, the SEC maintains a website at www. sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 24, 2007 at Delhaize Group’s Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group

Investor Relations Department

Square Marie Curie 40

1070 Brussels

Belgium

Tel.: +32 2 412 21 51

Fax.: +32 2 412 29 76

Delhaize Group

Investor Relations Department

P.O. Box 1330

Salisbury, NC 28145-1330

United States

Tel.: +1 704 633 8250, ext. 2529

Fax.: +1 704 645 2050

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price,…) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

110  DELHAIZE GROUP / ANNUAL REPORT 2006

Information on Delhaize Group Shares

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Share Price (in EUR)
Price: year-end	63.15	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36	46.60
average (close)	58.14	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64	46.18
highest (intraday)	67.00	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28	52.06
lowest (intraday)	49.12	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60	35.20
Annual return Delhaize Group share (1)	+16.1%	+0.69%	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+3.0%	+63.6%	+1.3%
Evolution Belgian All Shares Return index	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%	+36.2%

Dividend (in EUR)
Gross dividend	1.32	1.20	1.12	1.00	0.88	1.44	1.36	1.24	1.12	0.99
Net dividend	0.99	0.90	0.84	0.75	0.66	1.08	1.02	0.93	0.84	0.74

Ratios
Dividend return (2)	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%	1.6%
Share price/shareholders’ equity (3)	1.7	1.5	1.8	1.4	—	—	—	—	—	—
Share price/basic earnings per share (3)	17.0	14.2	17.5	13.5	—	—	—	—	—	—
Share price/diluted earnings per share (3)	17.8	14.9	18.1	13.5	—	—	—	—	—	—

Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels) (4)	6,548.11	3,685.5	3,581.0	2,020.7	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2	1,048.6
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussel) (4)	113.1	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9	22.8
Number of shares (in thousands; year-end)	96,457	94,705	93,669	92,625	92,393	92,393	52,032	52,017	51,963	51,717

Market Capitalization
Market capitalization (in millions of EUR; year-end)	6,091.3	5,227.7	5,240.8	3,777.2	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9	2,410.2
Enterprise value (3) (5)	8,725.8	8,170.7	7,849.1	6,804.9	—	—	—	—	—	—

(1)	Capital gains recorded during the year, including net dividend and reinvestment.
(2)	Net dividend divided by share price at year-end.
(3)	Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.
(4)	Excluding shares traded on the New York Stock Exchange.
(5)	Entreprise value = market capitalization plus net debt.

DELHAIZE GROUP / ANNUAL REPORT 2006  111

GLOSSARY

Accounts payable days

Accounts payable divided by cost of sales and selling, general and administrative expenses less employee benefit expense, multiplied by 365.

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders’ equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes cost of product sold, including warehousing, transportation and procurement costs, net of cash and other vendor discounts.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Delshop SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see note 41 to the Financial Statements, p. 97), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Lux-embourg and Germany.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

Direct goods

Goods sold to customers.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by net sales and other revenues.

Gross profit

Net sales and other revenues minus cost of goods sold.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Inventory turnover

Inventories at year-end divided by cost of product sold, net of vendor allowances and cash discounts, multiplied by 365.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial expenses

Finance costs less income from investments.

Net margin

Net profit attributed to equity holders of the Group divided by net sales and other revenues.

Net sales and other revenues

Sales and other revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and selling, general and administrative expenses.

Operating margin

Operating profit divided by net sales and other revenues.

Organic sales growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other Operating Expenses

Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other Operating Income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Payables to inventory

Accounts payable divided by inventory.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders’ equity.

Selling, general and administrative expenses

Expenses incurred in retail stores, advertising and corporate headquarters including the related depreciation and amortization as well as debit and credit card fees and bank transaction fees.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

112  DELHAIZE GROUP / ANNUAL REPORT 2006

COMPANY INFORMATION

Registered Office: Delhaize Group SA Rue Osseghemstraat 53 1080 Brussels - Belgium Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94	Corporate Support Office: Delhaize Group Square Marie Curie 40 1070 Brussels - Belgium Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com

Companies Register: 0402 206 045

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

OPERATIONS

United States	Belgium, Germany G.D. of Luxembourg	Greece	Emerging Markets

FOOD LION

P.O. Box 1330, 2110 Executive Drive

Salisbury NC 28145-1330 - U.S.A.

Tel:  +1 704 633 82 50

Fax: +1 704 636 50 24

www.foodlion.com

HANNAFORD

145 Pleasant Hill Road

Scarborough – ME 04074 - U.S.A

Tel:  +1 207 883 2911

Fax: +1 207 883 7555

www.hannaford.com

SWEETBAY SUPERMARKET/

KASH N’ KARRY

3801 Sugar Palm Drive

Tampa – FL 33619 - U.S.A.

Tel: +1 813 620 11 39

Fax: +1 813 626 58 61

www.sweetbaysupermarket.com

www.kashnkarry.com

	DELHAIZE BELGIUM Rue Osseghemstraat 53 1080 Brussels - Belgium Tel: +32 2 412 21 11 Fax: +32 2 412 21 94 www.delhaize.be	ALFA-BETA VASSILOPOULOS 81, Spaton Ave. Gerakas Attica -Greece 153 44 Tel: +30 210 66 08 000 Fax: +30 210 66 12 675 www.ab.gr

MEGA IMAGE

Siret str. 95

Sektor 1

Bucuresti - Romania

Tel:  +40 21 224 66 77

Fax: +40 21 224 60 11

SUPER INDO

JL Ancol I nr. 9-10

Ancol Barat

Jakarta 14430 - Indonesia

Tel:  +62 21 690 58 76

Fax: +62 21 690 58 77

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report under the heading entitled “Risk Factors” on page 41 and under Section B of Item 3 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities And Exchange Commission on June 30, 2006. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits

Design & production: www.concerto.be - Photos: Tim Byrne, Nicolas van Haaren, Max Havelaar, Dimitris Kefalas, Hans Michiels, Dirk Neirinck, Geoffroy d’Oultremont, Dustin Peck Photography, Ratna, Warren Roos, Natacha d’Ydewalle, Concerto - Rewriting: Corporate Report (U.S.) - Printing in Belgium by Dereume Printing

GROUP STRENGTH, LOCAL EXPERTISE

ANNUAL REPORT 2006

DELHAIZE GROUP

WWW.DELHAIZEGROUP.COM

DELHAIZE GROUP